SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated July 30, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 30, 2018

Item 1

JAG U A R L A N D ROV E R A U TO M OT I V E PLC Annual Report    2017/18

“I am the master of my fate, I am the captain of my soul.” William Ernest Henley, 1875 Invictus HRH The Duke of Sussex drives with Daimy Gommers, daughter of Dutch Invictus Games competitor Paul Gommers, during the Jaguar Land Rover Driving Challenge at the 2017 Invictus Games in Toronto. The Duke of Sussex was inspired to create the Invictus Games after visiting the 2013 Warrior Games in America. The Games use the power of sport to inspire recovery, support rehabilitation, promote wellbeing, and generate a wider understanding and respect for all those who serve or have served their country. Jaguar Land Rover is proud of its role as presenting partner of the Invictus Games in London (2014), Orlando (2016) and Toronto (2017), and is looking forward to supporting the Sydney Games in October 2018.

JAGUAR LAND ROVER AUTOMOTIVE PLC
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STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 1

IN 2008, RATAN TATA HAD THE VISION TO BRING TWO OF THE BIGGEST AND MOST RESPECTED BRITISH BRANDS INTO THE TATA FAMILY: JAGUAR AND LAND ROVER. TEN YEARS ON, JAGUAR LAND ROVER IS NOW A GLOBAL COMPANY WITH A REACH AND FACILITIES ACROSS THE WORLD. BECOMING TRULY INTERNATIONAL HAS NOT DILUTED OUR BRITISHNESS, IT HAS ENRICHED US.

WE SERVE OUR CUSTOMERS' EVERY WISH AND DESIRE THROUGH THE PULSE-QUICKENING PERFORMANCE OF JAGUAR AND THE TRANQUILLITY AND LUXURY OF LAND ROVER.

JAGUAR AND LAND ROVER HAVE ALWAYS BEEN THE INNOVATORS, EXEMPLARS OF GREAT BRITISH DESIGN AND ENGINEERING INTEGRITY, FROM JAGUAR'S FIRST AUTOMOTIVE USE OF DISC BRAKES IN 1953 TO LAND ROVER'S MASTERY OF THE LUXURY SUV SECTOR WITH THE CREATION OF THE RANGE ROVER IN 1970.

WHETHER WE'RE GOING ABOVE AND BEYOND WITH LAND ROVER OR CELEBRATING THE ART OF PERFORMANCE WITH JAGUAR, OUR PURPOSE IS CLEAR: WE WILL ALWAYS DELIVER EXPERIENCES OUR CUSTOMERS WILL LOVE, FOR LIFE.

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CONTENTS

STRATEGIC REPORT

03 Performance highlights
04 Chairman's statement
06 Chief Executive Officer's statement
08 Celebrating 10 years of Tata ownership

TRANSFORMING TODAY FOR TOMORROW

12 Our brands
14 The way we do business at Jaguar Land Rover
18 Global operational footprint
20 Great products at the heart of our business
20 Jaguar
24 Land Rover
28 Jaguar Land Rover Special Vehicle Operations (SVO)
30 Jaguar Land Rover Classic

DELIVERING FOR THE FUTURE

34 Smarter, safer, cleaner technology
40 Why we put customers first
42 Leading in Environmental Innovation
44 Engaged and passionate people

VALUE BEYOND OUR BOUNDARIES

48 Introduction
50 Driving to Destination Zero
52 Innovation in electrification comes from within
54 Closing the loop
56 Redressing the balance
58 Jaguar Land Rover: a global community partner
60 Technology for good: what3words
62 Land Rover and Red Cross: a partnership built on trust
64 Better representation of women in engineering

GLOBAL GROWTH AND FINANCIAL PERFORMANCE

68 Driving global growth
70 Global sales
72 Financial review
72 Chief Financial Officer's statement
73 Financial performance

RESILIENT BUSINESS

78 Our approach to risk
80 Our principal risks

GOVERNANCE

86 Introduction to governance
87 Leadership
92 Effectiveness
93 Accountability
95 Investor relations engagement
96 Directors' report

FINANCIAL STATEMENTS

100 Independent Auditor's report to the members of Jaguar Land Rover Automotive Plc
104 Consolidated financial statements
104 Consolidated income statement
105 Consolidated statement of comprehensive income/(expense)
106 Consolidated balance sheet
107 Consolidated statement of changes in equity
108 Consolidated cash flow statement
109 Notes to the consolidated financial statements
168 Parent company financial statements
168 Parent company balance sheet
169 Parent company statement of changes in equity
170 Parent company cash flow statement
171 Notes to the parent company financial statements

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PERFORMANCE HIGHLIGHTS

Retail sales
614,309 units

FISCAL 2017/18 / 614,309
FISCAL 2016/17 / 604,009
FISCAL 2015/16 / 521,571

Revenue
£25.8bn

FISCAL 2017/18 / £25.8BN
FISCAL 2016/17 / £24.3BN
FISCAL 2015/16 / £22.3BN

Profit before tax
£1.5bn

FISCAL 2017/18 / £1.5BN
FISCAL 2016/17 / £1.6BN
FISCAL 2015/16 / £1.6BN

Operating cash flow before investment*
£3.1bn

FISCAL 2017/18 / £3.1BN
FISCAL 2016/17 / £3.6BN
FISCAL 2015/16 / £3.8BN

Total investment spending*
£4.2bn

FISCAL 2017/18 / £4.2BN
FISCAL 2016/17 / £3.4BN
FISCAL 2015/16 / £3.1BN

Number of retailers worldwide
2,797

FISCAL 2017/18 / 2,797
FISCAL 2016/17 / 2,726
FISCAL 2015/16 / 2,720

3 new electrified models
Jaguar I-PACE BEV, Range Rover PHEV and Range Rover Sport PHEV

Global growth
Slovakia plant to start production by end of 2018

Number of employees
43,224
(Fiscal 2016/17: 40,265)

*Please see note 3 of the financial statements on page 122 for the definitions of Operating cash flow before investment and Total investment spending

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CHAIRMAN'S STATEMENT

In 2018, Tata Sons marks the 10th anniversary of its ownership of Jaguar Land Rover, one of the largest and most recognisable assets in our global portfolio.

As Chairman of Tata Sons and Jaguar Land Rover, I want to congratulate all stakeholders for the tremendous achievements of the past 10 years – a period in which annual unit sales have increased more than threefold to over 600,000 units, and revenues have grown fivefold in as many years. The Company has expanded its manufacturing footprint in the UK, China, Brazil and soon in Slovakia, and more than trebled total employment to over 43,000.

We take pride in these achievements, and I would like to thank every member of the Jaguar Land Rover team, led by CEO Ralf Speth, for their continued hard work and commitment to the organisation. I am also delighted to note that we share a distinguished commitment to community that is a common principle across the Tata Group. Jaguar Land Rover's efforts in education, engaging young people around the world from the early years of their education through to their steps into apprentice and graduate employment, illustrate the shared value placed in serving the communities in which we operate.

Jaguar Land Rover has set new standards for delighting customers by producing products that are high quality and driven with engineering excellence, new automotive technologies and advanced design. This is reflected by our multiple award-winning models, including the Jaguar XF, Jaguar F-PACE, Land Rover Discovery Sport and Range Rover Evoque. Customer demand for such models has enabled the Company to deliver continued sales growth and solid profitability in the last financial year, despite the technology revolution that is sweeping the automotive industry.

I am confident that Jaguar Land Rover will lead the future transformation of the industry, with a major investment programme underway in new models, in new modular architectures, and in autonomy, connectivity, electrification and shared mobility services.

Our commitment to growth, disciplined capital allocation and shareholder returns are shared goals for Jaguar Land Rover and Tata Motors, which is beginning to see results from its own turnaround strategy and improved operating efficiencies.

As we look ahead, we see emerging opportunities for our operating companies to learn from each other as we pursue new advances in electric mobility, electrification and artificial intelligence. Innovation from Jaguar Land Rover, including an all-electric Jaguar I-PACE and the Range Rover plug-in hybrids, will continue to play a defining role in these efforts.

Given the strong performance of Jaguar Land Rover over the decade of the Tata Group's ownership, I am confident that it will continue to deliver positive results in a potentially more challenging market and regulatory environment.

We look forward to working together with all stakeholders in the year ahead to craft the next chapter in the Jaguar Land Rover success story.



NATARAJAN CHANDRASEKARAN
CHAIRMAN
JAGUAR LAND ROVER AUTOMOTIVE PLC
24 JULY 2018

JAGUAR LAND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | G OV E R N A N C E | F I N A N C I A L STAT E M E N TS 5 ANNUAL REPORT 2017/18

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CHIEF EXECUTIVE OFFICER'S STATEMENT

This year Jaguar Land Rover celebrates 10 years of Tata ownership. We thank Ratan Tata and Tata Sons for their long-standing support. Since 2008, we have grown into a global player in the luxury, premium and performance marketplace. We are proud to be named again as Britain's largest automotive manufacturer, respected across the world for our outstanding award-winning products.

Let me re-emphasise the sentiment of Mr Chandrasekaran, our Chairman, in thanking our employees and our partners for their hard work, passion and commitment.

Jaguar Land Rover delivered a solid business and financial performance in Fiscal 2017/18. We increased revenue to £25.8 billion and sustained our profitability despite significant market volatility.

Our sales

Our global sales rose 1.7 per cent to 614,309 vehicles, led by the introduction of the award-winning Range Rover Velar, Jaguar E-PACE and the all-new Land Rover Discovery. Growing demand in China and the United States offset weaker conditions, especially in the UK and mainland Europe.

Our joint venture, Spark44, a 'first of its kind' client/agency creative advertising business established in 2011, has grown to 19 offices worldwide. In 2018, we made the strategic decision to take majority control of this venture, in recognition of the importance of our brand communications.

Our products

Today, we offer our customers the most luxurious and sustainable portfolio in our history. Jaguar and Land Rover vehicles represent a compelling combination of British design and engineering integrity. In the last 12 months, we have undertaken a strong product offensive, with the highest number of product launches of any year in our history.

Jaguar expanded its portfolio with the E-PACE, a new compact lifestyle SUV offering looks, agility and dynamic driving that is attracting new customers.

We introduced the XEL, our long-wheelbase XE model produced exclusively in China.

The beautiful new XF Sportbrake offers versatile space and practicality while retaining distinctive Jaguar sportiness.

The Jaguar F-PACE SVR, Jaguar's ultimate performance SUV, is the latest creation from our Special Vehicle Operations division, designed to get the senses racing.

The arrival of the Jaguar I-PACE, the world's first fully electric premium SUV, is a technological game changer. With grace, space and eco-pace, it is capturing the imagination of people around the world.

The Land Rover product range has also gone from strength to strength. The all-new Land Rover Discovery, the world's most capable family SUV, attracted many new customers.

Performance and capability have reached new heights of comfort and refinement with the creation of our new 18 Model Year Range Rover and Range Rover Sport models. These vehicles combine fresh, dynamic design with a brand-new feature-packed cabin, including newly designed seats with 24-way movement. The elegance of the interior has been elevated by our state-of-the-art Touch Pro Duo high-definition infotainment system.

Each of these two vehicles has taken its next evolutionary step with the addition of a totally new plug-in hybrid electric derivative, offering reduced emissions and improved fuel efficiency.

The limited-edition, hand-built Range Rover SV Coupé is personalised to each customer's individual tastes, taking our flagship to new levels of sophistication and driving pleasure.

This year, the Jaguar Land Rover Classic division showcased our finest restoration skills with the creation of the Jaguar E-type and Land Rover Reborn models.

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Jaguar and Land Rover's creativity, innovation and design talents continue to gain recognition around the world. Among the 200 awards we have won this year was the Range Rover Velar being named 'World Car Design of the Year' for its perfectly optimised proportions, stunning silhouette and luxurious, reductive interior.

Our technologies

The transition to modern mobility must be seamless for customers. At Jaguar Land Rover, we are working at pace, refining and improving the efficiencies of our diesel and petrol engine technologies while simultaneously managing the technological changes required to move from 'ICE' (the internal combustion engine) to 'ACE' (autonomy, connectivity and electrification) technologies.

Our future modular architecture strategy will bring flexibility and greater economies of scale, offering our customers a full choice of electrified vehicle options, including plug-in hybrid electric vehicles (PHEVs), mild hybrid and battery electric, as well as clean petrol and diesel engines. From 2020, all new Jaguar and Land Rover vehicle models will be electrified.

Through the announcement of our technology partnership with Waymo, we will deliver 20,000 Jaguar I-PACEs to the highways of the United States by 2020.

Our people and communities

At Jaguar Land Rover, our primary asset is our people. Our workforce of over 43,000 employees has continued to grow, with recruitment starting in Nitra, Slovakia – the next step in the growth of our global manufacturing footprint.

Investment in employee training and lifelong learning, accredited through the Jaguar Land Rover Academy, equips our people with the skills to drive forward our product plans for zero tailpipe emissions and electrified vehicles.

The Academy also plays a key role in our communities, actively shaping education – from the Jaguar Primary Schools Challenge to PhD qualifications. We support workforce diversity and inclusivity, maintaining a particular focus on attracting women into engineering and advanced manufacturing through programmes such as our 'Young Women in the Know' initiative for female students aged 15 to 18.

As a signatory to the Armed Forces Corporate Covenant, we remain committed to recruiting injured and ex-services personnel. Jaguar Land Rover is a proud partner to the inspirational Invictus Games – we supported this year's hugely successful competition in Toronto, Canada and have reaffirmed our partnership for the next games in Australia.

We are also developing innovative ways to seek out tomorrow's innovators. We partnered with the virtual band Gorillaz to find the next generation of software engineering brilliance through code-breaking puzzles. Those who cracked them, we interviewed. The best, we hired.

Our external environment

As a company operating in multiple territories, with major import–export movements, heavy regulatory obligations and the need for specialised skills, we favour a policy and trading environment that protects tariff-free, fair and frictionless trade and regulatory harmonisation. Continuing EU recognition of vehicle homologation approvals issued by the UK is a pre-requisite.

While we respect the democratic decision of the UK people, Jaguar Land Rover is seeking clarification and certainty on the terms of Britain's withdrawal from the European Union. It is of paramount importance that the UK Government preserves as many benefits of the Single Market and Customs Union as possible, for our workforce, wider business and the complete automotive supply chain ecosystem.

Demand has been undermined in Europe by consumer uncertainty about diesel cars, particularly in the UK, where they face more onerous treatment. We urge policymakers to recognise the environmental benefits of the latest low emission internal combustion engine technologies and their contribution to CO_2 reduction.

Our future

A world of sustainable smart mobility will offer significant economic, social and health benefits: zero-emissions vehicles, zero congestion and zero accidents. Meeting future CO_2 and emissions targets is dependent on the take-up of electrified vehicles. Cities will require smart connected IT and intelligent predictive systems that can maximise road usage, as well as comprehensive networks of smart charging solutions to mitigate the risk of energy shortages at peak times.

Jaguar Land Rover is already playing its part. Closed-loop processes are key to our strategy: we are committed to recycling and zero emissions at every stage, from manufacturing to use.

We will continue to innovate and to invest in new products, technology and capacity to drive long-term, profitable, sustainable growth. We will achieve our ambitions with British heart and soul and a passionate, highly motivated workforce dedicated to designing and developing the most capable premium luxury vehicles in the world.

As we embark on the next phase of our strategy, let me reaffirm our pledge to customers around the world: that we will continue to produce and deliver vehicles that create experiences they will love, for life.

PROF. DR. RALF D. SPETH
CHIEF EXECUTIVE OFFICER
JAGUAR LAND ROVER AUTOMOTIVE PLC
24 JULY 2018

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CELEBRATING 10 YEARS OF TATA OWNERSHIP

This year we celebrate 10 years of Tata ownership for Jaguar Land Rover. Looking back to 2008, Ratan Tata instinctively believed in our potential, when others doubted. He provided the vision, the resources and the belief to innovate.

We thank Ratan Tata for his full and unwavering commitment to Jaguar Land Rover. Together, we have written one of the greatest stories in the automotive industry. Our business has been transformed.

Jaguar has proved its exhilarating performance credentials with the creation of F-TYPE, widely regarded as one of the world's most beautiful sports cars. It's complemented by an award-winning range of saloons, including the XE, XF and XJ, which this year celebrates its 50th anniversary, Jaguar's two SUVs and electric I-PACE. All of them truly excite the senses.

Land Rover has become the world's SUV brand of choice. Discovery and Discovery Sport, our family of four Range Rover models and the next-generation Defender, represent the Above and Beyond spirit like few could have ever imagined a decade ago.

In total, under Tata's stewardship, we've grown from eight vehicle nameplates to 13 segment-defining models and increased our annual sales from 160,000 to 614,309 in Fiscal 2017/18.



We've brought the very latest manufacturing innovation to our plants in Solihull, Castle Bromwich and Halewood, expanded capacity, improved efficiency and taken technology to a level previously unthinkable. In 2014, we established our own Engine Manufacturing operations in Wolverhampton, which produce our ultra-clean Ingenium petrol and diesel engines, designed and engineered by Jaguar Land Rover in the UK.

In the last 10 years we have become a truly global business, with manufacturing facilities located in the UK, Austria, Brazil, China, India and, from later this year, Slovakia. Today, we sell our cars in 129 countries across the globe.


464 HYV

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We are proud to be the largest employer in the UK automotive sector. It is a responsibility we take seriously because our business is our people – the passion and commitment of our workforce is a key driving force to our success.

In 2008, there were just 3,500 engineers on our books. That number has risen to more than 12,000 in 2018 and will continue to increase as we seek out the most gifted and talented people from around the world to work on future Jaguar and Land Rover electrified vehicles.

Jaguar Land Rover and the wider Tata Group share the same values – community is at the heart of everything that we do. Since we launched our global CSR programme in 2013, the lives of over 7.4 million people in more than 39 countries have been improved through social impact projects. Our 'Inspiring Tomorrow's Engineers' programme has engaged with over one million young people, nurturing future talent for the automotive industry.

While we have trebled our vehicle output, we have reduced our global manufacturing consumption of energy per car by 43 per cent and CO_2 per car by 46 per cent since 2007. We have also procured zero carbon electricity in the UK since April 2016. In the UK, we have reduced water per car by 32 per cent and already achieved our 2020 goal of sending zero Jaguar Land Rover operational waste direct to landfill from our manufacturing sites.

In 2013, the Company became the first manufacturer to win the prestigious UK award 'Responsible Business of the Year'. Shortly after, we received the Queen's Award for Sustainable Development.

Jaguar and Land Rover are now stronger and more vibrant brands than ever before, financially fit to grasp the exciting opportunities the future presents. We continue to have the appetite and ambition for global growth.

Just as it is the 10th anniversary of Jaguar Land Rover becoming part of the Tata family, it is also the 150th anniversary of the Tata Corporation. Throughout its history, the Tata Group has seen technological innovation and social responsibility as key drivers of its success and place in society. Today, for Jaguar Land Rover, it is no different.

Together, we now look to the future with confidence and optimism, thanks in part to one man's vision and belief in our two great automotive brands.

Left above
Ratan N. Tata

Left below
Jaguar Land Rover: a business with an illustrious heritage

2008–2018 HIGHLIGHTS: A DECADE OF WORLD-CLASS CARS

2008
LRX concept points to a new direction for Land Rover.

2009
All-new Jaguar XJ reimagined as the ultimate sporting luxury car.

2010
Range Rover Evoque makes its debut at the Paris Motor Show.

2011
Jaguar celebrates 50 years of the E-type and shows the CX-16 concept previewing the F-TYPE sports car.

2012
The all-new aluminium Range Rover breaks new ground for luxury SUVs.

2013
The Range Rover Sport is unveiled at the New York Motor Show.

2014
Jaguar's first small sports saloon for a generation, the XE, is revealed in London, powered by the new Ingenium diesel engine.

2015
The F-PACE, Jaguar's first SUV, makes its global debut at the Frankfurt Motor Show.

2016
The fifth-generation Land Rover Discovery is shown, delivering capability, versatility and comfort like no other seven-seat SUV.

2017
The Range Rover Velar, the fourth member of the legendary SUV family, goes on sale.

2018
The Jaguar I-PACE heralds the start of Jaguar Land Rover's electric revolution, bringing technology, SUV practicality, sports car performance and world-beating design to the electric vehicle market.

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TRANSFORMING TODAY FOR TOMORROW

IN THIS SECTION

Our brands	12
The way we do business at Jaguar Land Rover	14
Global operational footprint	18
Great products at the heart of our business	20
Jaguar	20
Land Rover	24
Jaguar Land Rover Special Vehicle Operations (SVO)	28
Jaguar Land Rover Classic	30

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OUR BRANDS

JAGUAR
THE ART OF PERFORMANCE

Luxury


XE


XEL


XF


XF SPORTBRAKE


XFL


XJ

Sports


F-TYPE COUPÉ


F-TYPE CONVERTIBLE

Lifestyle


E-PACE


F-PACE


I-PACE

RECOGNISING OUR ACHIEVEMENTS

Jaguar XE crowned Car of the Year at the 2017 Telegraph Car Awards

Jaguar F-TYPE awarded the Best Premium Sports Car at the Automobile Journalists Association of Canada 2018 Canadian Car of the Year Awards

Jaguar F-PACE achieved a five-star Euro NCAP rating

Jaguar I-PACE named the Most Anticipated Car of the Year at the 2018 What Car? Awards

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LAND ROVER
ABOVE AND BEYOND

Refinement *Versatility* *Durability*


RANGE ROVER


DISCOVERY


DEFENDER


RANGE ROVER SPORT


DISCOVERY SPORT


RANGE ROVER VELAR


RANGE ROVER EVOQUE


RANGE ROVER EVOQUE CONVERTIBLE

RECOGNISING OUR ACHIEVEMENTS

Land Rover Discovery awarded Best Large SUV at the Middle East Car of the Year Awards 2018

Range Rover named Best Luxury SUV at the 2017 *What Car?* Awards

Range Rover Velar achieved a five-star Euro NCAP rating

Range Rover Velar named World Car Design of the Year at the 2018 World Car Awards

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THE WAY WE DO BUSINESS AT JAGUAR LAND ROVER

This business blueprint represents the most important elements of who we are and what we stand for – from the products and services we create to defining our wider role in society.

Our purpose is to create experiences our customers love, for life. These strategic priorities act as a roadmap towards fulfilment of our vision, guiding the actions needed to strengthen our brands and drive value for Jaguar Land Rover:

CREATING THE BEST QUALITY CUSTOMER EXPERIENCES

TARGETING NEW GROWTH SEGMENTS

ALWAYS BEING BETTER AT WHAT WE DO

INVESTING IN NEW TECHNOLOGIES, SKILLS AND SERVICES


OUR BLUEPRINT FOR SUCCESS
Our purpose
Experiences customers love, for life
Two global iconic brands
JAGUAR
LAND ROVER
Three passions
More great products
Customer First
Environmental Innovation
Four foundations
Engaged, passionate people
Transformed cost structure
Business excellence
Global growth
Five core values
Integrity
Pioneering
Excellence
Unity
Responsibility
Our most valuable asset is our people; nothing is more important than their safety and wellbeing

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Forged over generations, our business model weaves together quality, excellence and creative passion. Applying Customer First principles to every part of the business strengthens our position as a global leader in premium products and services.

THE FOUNDATION OF OUR BUSINESS MODEL

RAW MATERIALS

Our steel, aluminium, plastic and water are all sourced ethically. Through technological innovation, we are world leaders in aluminium recycling. We actively seek to use renewable and recycled materials in the manufacture of our vehicles, diverting significant waste from landfill each year.

SUPPLIERS

Close collaboration with our suppliers is vital to the success of Jaguar Land Rover. We maintain a sustainable, resilient supply chain, wherever we operate. We uphold the highest standards and make this clear to all of our tier one suppliers. We work with them to identify and implement solutions at local, international and industry level in respect of environmental management, business ethics, human rights and working conditions.

CUSTOMER INSIGHTS

Understanding our customers helps us create enhanced products, with the features they want and the style, comfort and performance they expect. In an increasingly digital world, we are embracing exciting ways to engage our customers and respond to their every need, present and future.

INVESTMENT

Our business model of continuing reinvestment fuels the innovation required to future-proof our business. We have invested £4.2 billion in Fiscal 2017/18, equivalent to 16.2 per cent of revenue. More than half of this has been directed towards future products and technologies. The investment this fiscal year also includes £800 million of enhancements to our UK and overseas manufacturing facilities.

SKILLS AND PEOPLE

The automotive industry of the future requires new thinking and new skills. We offer all employees the opportunity for continuous development through the Jaguar Land Rover Academy. All training is measured against quality standards and subject to an approved accreditation process.

FUELLING OUR KEY ACTIVITIES


1 Innovation, research and technology
2 Design and engineering
3 Designing and creating desirable premium products
4 Manufacturing operations

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FUELLING OUR KEY ACTIVITIES


5 Logistics
6 Marketing and communications
7 Sales network
£££
8 Financial services
9 Premium-quality customer experiences

CREATING VALUE FOR ALL OF OUR STAKEHOLDERS

WE CREATE:

Premium-quality experiences for our customers

Sustainable profitable growth for our investors

Reduced environmental impact

Stronger communities

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GLOBAL OPERATIONAL FOOTPRINT

1



HALEWOOD
Vehicle Manufacturing
Land Rover Discovery Sport
Range Rover Evoque

2



WOLVERHAMPTON
Engine Manufacturing Centre

3



CASTLE BROMWICH
Vehicle Manufacturing
Jaguar XE
Jaguar XF
Jaguar XF Sportbrake
Jaguar XJ
Jaguar F-TYPE

4



SOLIHULL
Vehicle Manufacturing
Jaguar F-PACE
Land Rover Discovery
Range Rover Velar
Range Rover Sport
Range Rover

5



FEN END
Special Vehicle Operations Engineering HQ

6



WARWICK
WMG Advanced Research Centre

7



WHITLEY
Global HQ, Powertrain Engineering HQ and Jaguar Design

8



RYTON
Special Vehicle Operations Manufacturing Centre and Jaguar Land Rover Classic Works HQ
Jaguar XE SV Project 8
Range Rover SV Coupé

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14
15
16
17
18

9



GAYDON
Global Engineering, Research and Development HQ and Land Rover Design

10



LONDON
InMotion Ventures HQ

11



PORTLAND, OREGON, UNITED STATES
Innovation Lab and Software Engineering

12



ITATIAIA, BRAZIL
Regional Business Office and Vehicle Manufacturing
Land Rover Discovery Sport
Range Rover Evoque

13



SHANNON, IRELAND
Software Engineering Centre

14



GRAZ, AUSTRIA
Vehicle Manufacturing
Jaguar E-PACE
Jaguar I-PACE

15



NITRA, SLOVAKIA
Vehicle Manufacturing
Land Rover Discovery

16



PUNE, INDIA
Vehicle Assembly
Jaguar XE
Jaguar XF
Jaguar XJ
Land Rover Discovery Sport
Range Rover Evoque

17



CHANGSHU, CHINA
Vehicle Manufacturing and Engineering
Jaguar XEL
Jaguar XFL
Jaguar E-PACE
Land Rover Discovery Sport
Range Rover Evoque

18



SHANGHAI, CHINA
Research and Development, Global Design Centre

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GREAT PRODUCTS AT THE HEART OF OUR BUSINESS

JAGUAR

Jaguars are born out of flair, ingenuity and an instinct for seduction. They are creations that embody our passion for performance and express our reason for being: to excite in every sense.

Making great cars is at the very heart of our strategy, and our cars show the world that true performance isn't only measured in figures, but in the way it makes you feel. These are the moments worth living for. It is not the number of breaths you take, it is the moments that take your breath away. Jaguar. The Art of Performance.

The current line-up of Jaguar cars is the most diverse, exciting and dynamic we've ever seen. The new XF Sportbrake joined Jaguar's award-winning XF saloon in its 10th year of production. The XF was launched in 2007 and has now claimed almost 200 global awards. The saloon's new Sportbrake sibling delivers equally impressive performance, design, technology and increased space with a 565-litre luggage compartment. The XF Sportbrake is available with Jaguar's advanced range of clean and efficient four-cylinder Ingenium petrol and diesel engines with CO_2 emissions from as low as 134g/km.

Further demonstrating a long-term commitment to the Chinese market, the all-new XEL saloon – with an additional 100mm added to the wheelbase – is the second Jaguar engineered exclusively for China. It follows the larger XFL, and is one of five Jaguar and Land Rover models to be manufactured there. The XEL delivers even greater interior comfort for rear-seat passengers while maintaining its sleek, sports saloon design.


XEL

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In 2018, Jaguar's flagship luxury saloon, the XJ, celebrates its 50th anniversary. It now offers unprecedented power and performance in the form of the 186mph XJR 575 – a car that can truly go from red carpet to race track. Identified by discreet, tailor-made, exterior details, the XJR 575 comes with diamond-quilted leather seats that add a final flourish to the interior.

Introducing our advanced four-cylinder engine to the F-TYPE has created a vehicle with its own distinct character. The pairing of Jaguar's all-aluminium two-seat sports car with the advanced 300PS 2.0-litre turbocharged powertrain delivers Jaguar sports car DNA, with enhanced agility and improved efficiency and affordability. The new model retains the performance expected from the F-TYPE, accelerating from 0–60mph in only 5.4 seconds and achieving a top speed of 155mph, making the F-TYPE experience more accessible than ever before.

The XJ celebrates its 50th anniversary. It now offers unprecedented power and performance in the form of the 186mph XJR 575.

Left
Jaguar's new long-wheelbase version of its XE saloon, the XEL

Middle
The Jaguar XF Sportbrake – elegance and luxury combined.

Right
The XJR 575 combines limo luxury with fire-breathing performance.




BB8 JXJ

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Joining the PACE family this year is the E-PACE, Jaguar's feisty new cub. Demonstrating agility, precision and performance at its launch, the compact performance SUV leapt into the Guinness World Records books with a 15.3-metre-long jump and a 270-degree barrel roll. Jaguar's newest SUV has now gained a five-star Euro NCAP rating, underlining the E-PACE's safety credentials to match its sports car looks and SUV practicality.

Since the first Jaguar car was produced in 1935 we have pushed the boundaries of what is possible. The Jaguar portfolio has moved the industry forward again with the launch of the all-electric I-PACE. Built on newly designed, bespoke architecture, the new Jaguar I-PACE is the ultimate all-electric performance SUV. No other car on the market combines stunning design, aerodynamic efficiency, zero tailpipe emissions and the driving characteristics only a Jaguar possesses. The bold cab-forward design allows a spacious interior package, matched to sports car performance. Two Jaguar Land Rover-designed electric motors deliver 400PS, all-wheel-drive traction, 0–60mph in just 4.5 seconds and supreme agility. The 100kW DC charging can provide 0–80 per cent charge in just 40 minutes.

Left above
The powerful and effortless Jaguar F-TYPE.

Left below
The new all-electric Jaguar I-PACE.

Below
The E-PACE is Jaguar's first compact SUV.

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LAND ROVER

For 70 years, Land Rover has been known for its 'go anywhere' spirit – designing vehicles with genuine capability and composure at their heart.

We believe in ambition with integrity: we care about what we do as well as the way in which we do it. Land Rovers have a 'can do' attitude and deliver the best customer experiences. Life shouldn't be constrained by obstacles, no matter how big or small. We call this Land Rover's inner strength. It gives our people the courage, confidence and pioneering spirit to embrace their challenges head-on, with heart, determination and self-assurance.

We will continue to create and innovate to retain our enviable position as the world's SUV brand of choice. It's not a responsibility we take lightly, but we are confident that we will succeed by staying true to who we are. We will invest in the new technologies, skills and services that mean we can aim higher, go further, make more of our world... and go Above and Beyond.

Over the last decade, the transformation of the Land Rover brand has been truly remarkable. We have introduced an exciting new range of SUVs, each one showcasing a unique combination of design excellence and engineering integrity.

Our adventurous and versatile compact SUV, the Land Rover Discovery Sport, is Land Rover's fastest-selling vehicle, with more than 300,000 units sold globally since its introduction in 2014. The premium compact SUV offers unrivalled all-terrain capability, versatility for up to seven people, a premium interior and comprehensive choice of advanced Ingenium petrol and diesel engines.


314 WDX

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The sight of a seven-trailer truck being pulled by an SUV sounds far-fetched – but that's exactly what happened when Land Rover put the 2018 Model Year Discovery to the ultimate towing test. Proving its award-winning towing capability and position as the world's best family SUV in even the most extreme conditions, the Land Rover Discovery pulled a 110-tonne, 100-metre-long road train on a 16km test route in the heat and dust of Australia's Northern Territory in September 2017.

To celebrate six years of Evoque success, Land Rover announced a new Special Edition model. The Evoque Landmark is available in a vibrant Moraine Blue colour – inspired by the turquoise lakes of the Canadian Rocky Mountains. Demand is still high for the pioneering luxury compact SUV, which delivers critically acclaimed design, desirability and all-terrain capability to the segment it created in 2011. The Landmark Special Edition comes with Land Rover's latest technology, including the optional 10-inch InControl Touch Pro system featuring apps such as Spotify and a 4G Wi-Fi hotspot. The Remote Premium app for smartphone and smartwatch lets owners check the fuel level, lock status and location and even pre-heat or cool the cabin.

The Range Rover Evoque also now offers greater performance thanks to all-new Ingenium petrol engines. The 290PS variant is the most powerful, most advanced engine yet offered in either model. Its 400Nm of torque enhances all-terrain capability and enables 0–60mph in as little as 6.0 seconds.

Left
Pioneering luxury SUV, the Range Rover Evoque.

Right above
Land Rover Discovery, the most versatile and capable family SUV.

Right below
The Land Rover Discovery Sport, combining Land Rover's renowned off-road performance capabilities and luxury design.

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Joining the Range Rover family is the Velar, bringing unprecedented glamour, modernity and elegance. A vehicle with emotionally charged DNA and unquestionable pedigree, it's the first of its kind. The beauty of the Range Rover Velar was recognised when it won the World Car Design of the Year title at the 2018 World Car Awards, voted for by the world's leading motoring journalists. This midsize luxury SUV is now renowned as much for its safety as it is for design and technology, having been awarded the maximum five-star Euro NCAP rating for outstanding performance.

Our 18 Model Year Range Rover and Range Rover Sport models take luxury travel to new heights, delivering enhanced refinement, luxury and all-terrain capability.

The redesigned cabin delivers peerless refinement – whether travelling for business or pleasure. The front seats feature 24-way movement thanks to the new seat frames, with wider and deeper foam as well as heated armrests. In the rear a completely redesigned cabin and seating layout create a tranquil sanctuary with no compromise to the rear load space.

The elegance of the interior has been elevated by the seamless integration of the most advanced Touch Pro Duo infotainment system, combining two high-definition 10-inch touchscreens on the centre console working in perfect harmony.

Our legendary two range-topping Range Rovers have taken their next evolutionary step with the addition of plug-in hybrid (PHEV) electric models, providing sustainable luxury with new levels of efficiency and capability to complement their refinement and desirability. Thanks to the electrified powertrain, the Range Rover P400e and Range Rover Sport P400e offer our customers 31 miles of electric-only range, and combined fuel economy and CO_2 emissions of up to 91.1mpg and as low as 72g/km. For the first time, customers choosing Land Rover's flagship SUVs can experience zero-emissions driving. To prove the dynamic breadth of capability of this exceptional new hybrid powertrain, a Range Rover Sport P400e became the first SUV to ascend the famously challenging 45°, 999-step staircase to Heaven's Gate rock arch, in Tianmen, China.




CBS 547

The Range Rover Velar won the World Car Design of the Year title at the 2018 World Car Awards, voted for by the world's leading motoring journalists.

Left
The Range Rover Velar, winner of the 2018 World Car Design of the Year.

Right above
The Range Rover PHEV brings the benefits of electrification to the legendary capabilities of Range Rover.

Right below
The Range Rover Sport class-leading performance combined with luxury and agility.

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JAGUAR LAND ROVER SPECIAL OPERATIONS

Jaguar Land Rover Special Operations comprises two of the most exciting businesses in the automotive industry: Special Vehicle Operations (SVO) and Jaguar Land Rover Classic.

Special Vehicle Operations
Jaguar Land Rover SVO showcases the highest standards of performance, luxury and capability in cars that are truly special.

The SVO-developed Jaguar XE SV Project 8 is now the world's fastest four-door car, following a production-intent prototype's record lap of the Nürburgring Nordschleife.

The incredible time of 7 minutes 21.23 seconds is nearly 11 seconds quicker than the previous fastest sedan around the legendary 12.9-mile German circuit. It positions the 600PS Project 8 ahead of some of the world's fastest two-door coupés and supercars.

Following the success of the Range Rover Sport SVR and Jaguar F-TYPE SVR, the Jaguar F-PACE, renowned as 2017 World Car of the Year, gets the bespoke SVR treatment. The fastest and most powerful version of the F-PACE has an enhanced chassis and aerodynamics for maximum driver reward in all conditions. Its specially tuned 550PS supercharged V8 engine offers a top speed of 176mph and dispatches 0–60mph in just 4.1 seconds.

In 2016, Jaguar became first premium car manufacturer to join the ABB FIA Formula E Championship. Now we're making history again with the world's first ever international race series for a production battery electric vehicle. The series will feature up to 20 Jaguar I-PACE eTROPHY race cars, designed, engineered and built by the SVO team – offering teams the chance to showcase driving talent and electric performance, while competing on the world stage in zero-emissions motorsport.

Nearly 50 years ago, Land Rover created the luxury SUV sector with the introduction of the Range Rover. Now it has defined a new genre with the world's first full-size luxury SUV coupé: the limited-edition two-door Range Rover SV Coupé. An exemplar of Range Rover design, craftsmanship and capability, the SV Coupé features a seductive body allied to the next generation of cabin luxury and tranquillity – with the peerless all-terrain ability expected of Range Rover.

The Range Rover Sentinel is one of the most extraordinary Range Rovers ever produced. It has been expertly engineered by SVO to provide class-leading levels of protection to occupants against extreme attack, while retaining the Range Rover's luxury, refinement and off-road capability. Based on the standard-wheelbase Range Rover Autobiography, the Sentinel delivers the supreme comfort associated with the world's most desirable SUV allied to outstanding occupant protection. Designed to withstand the most damaging and targeted of threats, including penetration by 7.62mm high-velocity armour-piercing incendiary bullets, this exceptional vehicle delivers lateral protection against up to 15kg trinitrotoluene (TNT) blasts and defence against DM51 grenade explosions from both beneath the floor and above the roof.

Left top
The XE SV Project 8 is the most powerful road-legal Jaguar.

Far left
Light-coloured leather in the front contrasting with a darker shade for the rear emphasises that the Range Rover SV Coupé is a driver's car.

Left middle
The Range Rover SV Coupé: an exclusive, hand-built SUV coupé built and engineered by Land Rover Special Vehicle Operations.

Left below
With its 5.0-litre supercharged V8 engine and top speed of 176mph, the F-PACE SVR is Jaguar's ultimate performance SUV.

Below
The Jaguar I-PACE eTROPHY is the battery electric, zero-emissions international motor racing series supporting the ABB FIA Formula E Championship – starting in late 2018.

Nearly 50 years ago Range Rover invented the luxury SUV. Now it has defined a new genre.


JAGUAR
JAGUAR

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Jaguar Land Rover Classic

Jaguar Land Rover Classic's mantra is 'we future history'. The division, headquartered in Ryton, Coventry, UK, is dedicated to preserving and restoring our motoring heritage for future generations to enjoy and cherish. Jaguar Land Rover Classic is the official source of authentic cars, expert services, genuine parts and unforgettable experiences for classic Jaguar and Land Rover enthusiasts worldwide.

In 2018, Jaguar Land Rover Classic accelerated its expansion strategy with the opening of a brand-new Classic Centre in Germany, the first facility of its kind outside the UK. The new 4,500m² Jaguar Land Rover Classic Centre in Kettwig, Essen, follows the successful opening of Jaguar Land Rover Classic Works in the UK, offering owners and enthusiasts a wide range of authentic Jaguar and Land Rover classic cars, services, parts and experiences.

Classic Works took the bold step to electrify the past through the creation of the inventive Jaguar E-type Zero, featuring a fully electric powertrain. Once famously acclaimed by Enzo Ferrari as "the most beautiful car in the world", this special Jaguar E-type now combines breathtaking beauty with zero emissions. The Jaguar E-type Zero features a cutting-edge electric powertrain enabling 0–62mph in just 5.5 seconds. It has a 'real world' range of 270km (170 miles), helped by its low weight and aerodynamics. In 2018, GQ named the Jaguar E-type Zero the "best use of electricity since the light bulb" at its Car of the Year event.

Jaguar Classic is restarting production of the iconic D-type race car, 62 years after the last example was built in 1956. The first Jaguar D-type to be assembled by Jaguar Classic, an engineering prototype, made its world debut at the Salon Retromobile, Paris, in February 2018. Just 25 new examples of the D-type will be meticulously hand-built at Jaguar Land Rover Classic Works in Ryton. In 1955 Jaguar planned to build 100 D-types. Only 75 were completed and so Jaguar Classic is now fulfilling the Company's original ambition by creating the remaining 25, which will be period-correct sports cars.

This year, Land Rover created a limited-edition, high-performance version of the iconic Defender. Up to 150 V8-powered examples will be specially selected and re-engineered to celebrate the Land Rover marque's 70th anniversary year. Defender Works V8 is the most powerful and fastest version that Land Rover has ever created. The 5.0-litre naturally aspirated petrol V8 powertrain produces 405PS and 515Nm of torque (the standard Defender delivered 122PS and 360Nm). The Defender Works V8 will accelerate from 0–60mph in 5.6 seconds, while top speed is increased to 106mph.

The Jaguar E-type Zero now combines breathtaking beauty with zero emissions.

Left
Jaguar E-type Zero blends a 1968 original with a state-of-the-art electric powertrain.

Above
Jaguar Land Rover Classic increases its global footprint with the opening of a brand-new Classic Centre in Germany.

32 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2017/18 STRATEGIC REPORT | G OV E R N A N C E | F I N A N C I A L STAT E M E N TS 33 DELIVERING    F O R T H E    F U T U R E I N T H I S S E C T I O N Safer, smarter, cleaner technology 34 Why we put customers first 40 Leading in Environmental Innovation 42 Engaged and passionate people 44

JAGUAR LAND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | G OV E R N A N C E | F I N A N C I A L STAT E M E N TS 34 ANNUAL REPORT 2017/18 Autonomous technology will improve safety, reduce congestion and allow more universal mobility Complete ultra-fast connectivity is coming quickly: over-the-air updates will reduce the need to visit a retailer

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SMARTER, SAFER, CLEANER TECHNOLOGY

Our customers' lives are changing rapidly, driven by new technologies, new ownership models and high expectations of personalised experiences. Premium mobility is already at the core of our business and the advent of autonomy, connectivity, electrification and shared mobility (ACES) won't change this. We're using these new enabling technologies to enhance the customer experience with a Jaguar or a Land Rover, getting to know our customers better and ensuring their loyalty to our brands remains unquestionable.

To succeed in smart mobility requires collaborative effort. InMotion Ventures, Jaguar Land Rover's venture capital arm, is creating value through mobility services with a current portfolio of 13 equity investments and three partnerships.

Increasingly, we are innovating from within, harnessing the talents of our 12,000-strong global engineering community. Take our Innovation Lab in Portland, Oregon, US, which concentrates on incubating technologies that will change the way our customers move and how our cars are used.

Our goal is simple: to make cars safer, free up people's valuable time and improve mobility for everyone.

Connected and autonomous innovation
In 2017, motorists in London spent an average of 74 hours waiting in traffic – in a self-driving vehicle, that time could be productive or relaxing.

Autonomous and connected Jaguar Land Rover cars have already been tested on British roads this year, trialling these technologies in real-world scenarios. We are also leading in several key collaborations, including the UK Government-backed UK Autodrive and AutopleX programmes enabling self-driving cars to 'see' at blind junctions and through obstacles.

We have also launched CORTEX, a £3.7 million research project in collaboration with the University of Birmingham, to make the self-driving car viable in the widest range of on- and off-road conditions, developing autonomous vehicles of the future with the capability and performance that customers expect.

The knowledge we gain from our new partnership with Waymo, formerly the Google self-driving car project, will be critical to future plans. We are working with Waymo to design and engineer up to 20,000 self-driving Jaguar I-PACE vehicles.

InMotion has invested into Voyage this year, a company that is operating autonomous ride-hailing services in a geo-fenced area in Florida, US: a further opportunity to gain insight into how people will use self-driving cars.

Experts estimate that by 2020 up to 30 billion devices around the world will be connected to a network. The car is no exception, and the pace of adoption and our innovation in connectivity has accelerated.

Our cars already seamlessly connect with devices but in the near future customers will benefit from 'over-the-air' software updates to their cars and infotainment systems, reducing the need to visit retailers. This will be even faster when 5G connectivity is a reality. Our recently announced partnership with Qualcomm Technologies, a world leader in next-generation mobile technologies, allows us to take maximum advantage of ultra-fast connectivity and download speeds.

Left above
Future autonomous and connected technology will reduce traffic congestion and improve safety.

Left below
The Jaguar I-PACE is the first Jaguar to provide software over-the-air – providing seamless updates.

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Electrifying the future

We believe the future is electric. But even in a battery-powered, autonomous future, customers will want cars that are exciting to drive, refined and agile on the road. The electric motor offers performance coupled with the luxury of silence. A real game changer for the industry, the electric Jaguar I-PACE now on sale gives us true competitive advantage.

We are also seeing success with our new Range Rover and Range Rover Sport PHEV models that blend battery electric power with our 300bhp 2.0-litre Ingenium petrol engine into a highly capable package that truly demonstrates sustainable luxury.

To enable future electrified models, we are now set on a course to become a leading expert in developing and manufacturing vehicle battery technologies.

Our participation in the all-electric ABB FIA Formula E Championship provides an ideal testing ground – covering everything from charging times and battery life cycles to recycling techniques. This 'race to road' approach will help speed up electric development.


Jaguar I-PACE is an all-electric, game-changing SUV, which signals the start of our electrification journey

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Shared future

Some cities are beginning to restrict private vehicles; for example, Oslo in Norway will ban all vehicles from 2019. We recognise that most of our customers want to continue to own their cars, but people are increasingly seeking new ways to access vehicles outside of the traditional ownership models and we are responding.

InMotion announced in June 2017 a $25 million (£19 million) investment in Lyft, the fastest-growing rideshare company in the US. This investment is supporting Lyft's expansion and technology plans. It is also providing Jaguar Land Rover's InMotion Ventures with the opportunity to develop and test its mobility services, including autonomous vehicles, and to supply Lyft drivers with a fleet of Jaguar and Land Rover vehicles.

InMotion has invested $3 million in US-based self-driving taxi service Voyage to support the development of a global on-demand service, so anyone can summon an autonomous vehicle to their door and reach their destination safely.

Left
The new all-electric I-PACE places Jaguar at the forefront of the electric vehicle revolution.

Right
Our partnership with Voyage will make self-driving taxis a reality.

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Smarter manufacturing

Currently, we operate on multiple architectures. We are developing a robust, efficient and agile architecture strategy which meets the changing needs of customers and enables us to continue creating products that customers will love, for life, whether with efficient combustion engines, fully electric or plug-in hybrid options.

Our investment into MLA (modular longitudinal architecture) will optimise commonality and reduce complexity, while managing costs as vehicle volumes increase.

Solihull is now confirmed as a plant that will be upgraded to the new MLA architecture for the next-generation Range Rover and Range Rover Sport. MLA will be fully flexible for car size, capability and powertrain. The architecture could also be used to work with hydrogen-powered options, future-proofing our business as we continue our research into the safest and cleanest propulsion systems.

It isn't just our cars undergoing radical transformations. We are equipping our advanced manufacturing facilities with the next generation of technologies to improve productivity and quality, while keeping employee health and wellbeing front and centre.

At Tech Fest in September 2017, we announced our latest collaboration with Harvard University to explore how advances in wearable soft robotics and artificial muscle technologies can be used in our plants. Accelerating operator capability while reducing physical strain helps to create a quieter, safer and more efficient working environment.

TRANSFORMED COST STRUCTURE

We are on a journey to ensure that our business is leaner and more agile. A data-driven approach to identifying, analysing and solving problems is improving our cost structure. Our team of expert data analysts model complex data to support operational decisions and help us accurately forecast demand and make production corrections quicker. Following trials, US retailers have started to implement Jaguar Land Rover methods of machine learning to systematically verify the accuracy of vehicle orders. This has resulted in a faster sales process and greater efficiency in the manufacturing process.


FLEXIBLE, MODULAR ARCHITECTURE

By 2020, most of our current vehicles and all of our future nameplates will be engineered from our advanced, flexible architecture. Customers buying any of our vehicles will be able to choose the powertrain system that suits them best.

ICE & MHEV
ICE
Battery
PHEV
EDU
ICE
Battery
BEV
EDU
Battery
EDU

ICE – Internal Combustion Engine, MHEV – Mild Hybrid Electric Vehicle, EDU – Electric Drive Unit, PHEV – Plug-in Hybrid Electric Vehicle, BEV – Battery Electric Vehicle

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UBF 255

Driving a cleaner future

Whilst our future is electric, in the medium term the internal combustion engine will continue to be part of our journey. Engineered in the UK to give the best driving performance in all conditions, our family of Ingenium petrol and diesel engines delivers enhanced responsiveness and maximum fuel efficiency. Our latest EU6d diesels are among the cleanest in the world, with the highest technology aftertreatment available, and are vital to meet European CO_2 targets.

A new set of more demanding and representative European emissions and fuel consumption tests was rolled out in 2017, designed to better replicate real-world driving conditions. We have always invested in the best technology, creating our clean Ingenium petrol and diesel engines, which have been designed, engineered and tested to the toughest emissions standards. We fully support the introduction of even more rigorous emissions rules and are confident that our cars will meet the new tests.

The Jaguar XF Sportbrake – delivering a sporting blend of design, dynamics and practicality.

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WHY WE PUT CUSTOMERS FIRST

Excellent customer service doesn't just mean satisfying customers, it means listening and responding to continuously improve our offering. That is why we used over 250,000 verbatim comments from customers, distilling their thoughts down into five Customer First principles: Easy to Do Business With, Dependable, Personalised, Make Me Feel Special and Transparent. These principles focus our attention: everything we do, from each screw we turn to each mile we drive, must be done with our customers at front of mind.

That is why we recruit only the most talented people who understand the importance of customer service and can convey these principles throughout our business, continuing to create experiences customers love, for life.

Representing the voice of the customer

Our customer-focused innovation team uses feedback to understand what our customers want and develop ideas accordingly. We currently have 10 advisory boards, bringing together customers from China, the United States and the UK who own the same type of vehicle.

Meanwhile, we have strengthened our customer insight processes to improve the quality and accuracy of customer data, which is fed back into our engineering teams to find new and improved ways to meet our current and future buyers' demands.

Focusing on the customer ensures every decision we make is tailored with them in mind. That helps us behave in a way that delivers positive outcomes, every time. You don't get an accurate picture of how customers use their cars until you see how they interact with them. The closer our mind-set is to the customer, the closer we are to perceiving a new problem that our team can solve. This is how we develop new features and exciting products.

WHAT MATTERS TO OUR CUSTOMERS

At Jaguar Land Rover we strive for continuous improvement. In 2018, we are addressing fundamental customer challenges that the business must overcome to succeed through our Customer First transformation plan under five strategic objectives: exceed quality expectations, deliver on time, create value for us, create value for our customers, and enable and use our people efficiently.

We have a laser focus on ever higher quality, keeping vehicle programmes on track and ensuring that we optimise resources to deliver an optimal experience to even more customers. This plan is still in its infancy. However, the goals are clear: offering products and services that our customers desire and always striving to exceed customer expectations over time.


SERVICE
LAND ROVER

JAGUAR LAND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | G OV E R N A N C E | F I N A N C I A L STAT E M E N TS 41 ANNUAL REPORT 2017/18 Our mantra is to deliver experiences that customers will love for life. The global customer insight team uses direct feedback to improve products and services.

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LEADING IN ENVIRONMENTAL INNOVATION

Our vision

To be a truly sustainable business, we consider both the vehicles we produce and every aspect of the process that goes into manufacturing them. We are determined to minimise our impact on the environment, our people and on the world's precious raw materials.

We are on track

We are confident of meeting our challenging target to achieve a 45 per cent reduction in European fleet average tailpipe CO_2 emissions by 2020, supported by the plug-in hybrid electric vehicle (PHEV) powertrains in our Range Rover and Range Rover Sport SUVs and the Jaguar I-PACE, our first battery electric vehicle (BEV). We are proud to have achieved a 37 per cent reduction in our European fleet average tailpipe CO_2 emissions in just 10 years.

Diesel technology today is the cleanest yet. NOx and particulate emissions from Jaguar Land Rover diesels are comparable to petrol, with 20 per cent lower CO_2 emissions. Our diesel vehicles have the highest technology diesel aftertreatment available, removing up to 99 per cent of all particulates and NOx emissions.

Minimising the carbon footprint of our wider business is also a key objective. We have already reduced our global vehicle manufacturing operating CO_2 by 46 per cent per vehicle compared to 2007 by driving efficiencies and building our own renewable energy generating capacity.

In the UK we are working towards carbon neutral manufacturing operations. In April 2016 we took the decision to purchase 100 per cent Renewable Energy Guarantees of Origin (REGO)-backed electricity for our UK plants and that, along with efficiency savings, contributed to a 74 per cent reduction in operating CO_2 emissions per car built compared to 2007, while increasing the number of vehicles manufactured by 79 per cent.

We compensate for the remaining, unavoidable emissions through our CO_2 offset programme, supporting projects that provide safe water and clean-burning cook stoves to developing communities.

ACHIEVEMENTS AND LEARNINGS

Life cycle assessment (LCA) allows us to fully understand the environmental footprint of our vehicles and minimise our carbon footprint from initial product creation to vehicle end of life. The latest generation of cleaner powertrains, in combination with developments like our closed-loop aluminium manufacturing process, optimise every step of the journey.

The average energy required to build one of our vehicles is now 43 per cent lower compared to 2007, down from 3.69MWh per car to 2.11MWh. Initiatives such as the installation of LED lighting, improved use of building management systems and technology improvements in process equipment have been important drivers of this change, and the trend must continue if we are to power our business into an exciting and sustainable future.

CO_2 emissions for UK operations (tonnes)


380,362
364,325
337,370
FISCAL 2015/16
FISCAL 2016/17
FISCAL 2017/18

Data is based on our operations in Solihull, Halewood, Castle Bromwich, Gaydon, Whitley and our Engine Manufacturing Centre.

Data is based on the UK grid conversion factor.

Operational CO_2 performance includes purchased gas and electricity.

CO_2 emissions for overseas manufacturing (tonnes)

While we have reduced the quantity of CO_2 released per vehicle manufactured, our global expansion to meet additional vehicle demand has led to an overall CO_2 increase. We continually work to reduce this increase and decouple increased production from environmental impact.


N/A
75,692
83,897
FISCAL 2015/16
FISCAL 2016/17
FISCAL 2017/18

Data is based on our operations in China and Brazil.

Operational CO_2 performance includes purchased gas, electricity and steam*. (*Steam only in China.)

JAGUAR LAND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | G OV E R N A N C E | F I N A N C I A L STAT E M E N TS 43 ANNUAL REPORT 2017/18 The all-electric Jaguar I-PACE and the Range Rover P400e plug-in hybrid.

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ENGAGED AND PASSIONATE PEOPLE

Our business is driven by passionate people who design, develop and manufacture cars that our customers love.

There is a growing demand for digital and electrical skills across engineering and high-value manufacturing. Development of these skills to fulfil our growth ambitions requires research-led training, with governments, academia and cross-sector industries working in partnership.

We believe that Jaguar Land Rover is in a unique position to answer the industry's insatiable call for a wide range of skills. We are investing more than £100 million per year in the Jaguar Land Rover Academy, offering lifelong learning for employees. Around a quarter of employees are actively working towards a formal academic or professional qualification at all levels from apprenticeship to doctorate. We have also upskilled 7,000 engineers with Master's-level education since 2010.

What makes Jaguar Land Rover's skills programme different is the breadth of institutions with which we partner. We use 10 universities, including Warwick, Cambridge and York, to deliver different specialisms. These technically accredited links into academia are supported by over 100 PhD projects at any one time.

Automotive apprenticeships
Jaguar Land Rover is the largest provider of automotive apprenticeships in the UK. Over the last six years, we have invested £186.5 million in young people through our apprenticeship programme.

A digital call for the world's brightest and best
To inspire and attract a diverse range of talent, we are investing in innovative recruitment strategies.

We found 15 new engineers through Tech Quest, an online game that tests abilities through puzzles and coding challenges. Five per cent of our September 2017 apprentices were recruited through our Gorillaz programme. This was an app-based code-breaking challenge with the best-performing candidates fast-tracked through the recruitment process.

Breaking the Gorillaz code
Daniel Dunkley, a 23-year-old from Gloucester, UK, was the first successful codebreaker to join Jaguar Land Rover: "I read about the coding challenge set by Jaguar Land Rover and Gorillaz on BBC News and decided to have a go. We did the interview by Google Hangouts, then I was invited to come in and talk about my new job. It completely blew me away that I didn't have to fill out any application forms."

Daniel left school at 16 and was working at a local quarry. His coding and software skills are completely self-taught from an early interest in playing computer games at home with his older brother.

INSPIRING TOMORROW'S ENGINEERS

More than 350,000 schoolchildren participated in our 'Inspiring Tomorrow's Engineers' programme in 2017. This provided interactive learning, team challenges and educational visits aimed at capturing and encouraging an active and ongoing interest in engineering. By 2020 the programme will have engaged with two million young people, nurturing talent for our business and the wider automotive industry.

In addition, around 5,000 employees donate 100,000 hours annually to support Jaguar Land Rover's science, technology, engineering and maths (STEM) education programmes in schools.

Conducting business with integrity
Alongside their passion for what they do, our people are committed to conducting business fairly and honestly, in line with Jaguar Land Rover's Code of Conduct. We expect the highest level of ethical behaviour when interacting with customers, retailers, suppliers, government agencies, communities and each other.

Our human rights policy sets out our commitment to respect and comply with all relevant laws, rules and regulations in the territories in which we operate. These include provisions addressing slavery, human trafficking, forced labour, child labour and upholding each employee's right to freedom of association.

We have refreshed our assessment of slavery and human trafficking risks within our operations and we continue to deem the risk to be low. During the year ended 31 March 2017, we obtained assurances from key providers of agency staff with regard to their own commitments to respecting human rights.

Jaguar Land Rover's Code of Conduct and human rights policy, as well as our slavery and human trafficking

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Above
Innovative recruitment methods included partnering with virtual band Gorillaz statement for the year ended 31 March 2017, can be found at www.jaguarlandrover.com.

Gender pay gap
We are changing the conversation and reaching out to millions of young women to attract them to a career in the automotive industry. That means making the generational and social changes needed to ensure the gender pay gap is closing. The gender pay gap is a measure of the percentage difference in the average hourly pay or bonus of men and women working for Jaguar Land Rover. The figures take no account of their role in the organisation, length of service or any other differentiating factor. While we have a long way to go before we reach the levels of equality we seek, the published and independently audited gender pay gap, under five per cent for our UK-based employees, suggests we are on the right path.

With fewer women than men in senior roles and a majority of men in production operations in our factories, the gender pay gap can be hard to close. Traditionally, lower numbers of women coming into the industry have made this even harder. Things are changing for the better.

There has been a 24 per cent increase in the proportion of women in our workforce since 2014 and a 21 per cent increase in the proportion of women in our management grades in the same period. In 2017, we recruited more women than men (55 per cent female) onto our Advanced Apprentice programme.

We are committed to both equality and encouraging a diverse workforce.

CLOSING THE GAP

Mean pay gap
The mean pay gap tells us the difference in the average hourly pay rate for men and women.


4.5%

Median pay gap
The median pay gap is the difference in the hourly pay rate between the pay of the middle female employee and the pay of the middle male employee when male and female employees are listed in order of hourly pay rate.


3.8%

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VALUE BEYOND OUR BOUNDARIES



IN THIS SECTION

Introduction	48
Driving to Destination Zero	50
Innovation in electrification comes from within	52
Closing the loop	54
Redressing the balance	56
Jaguar Land Rover: a global community partner	58
Technology for good: what3words	60
Land Rover and Red Cross: a partnership built on trust	62
Better representation of women in engineering	64

Jaguar Land Rover China Children and Youth Dream Fund. See pages 58–59.

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INTRODUCTION

Today, at Jaguar Land Rover, we offer the most varied, sophisticated and sustainable portfolio in our history. Sustainable in our impact on the environment, on global communities and in our use of the world's precious resources.

Every product and service we create comes under our intense scrutiny. We close the loop at every opportunity, to improve efficiency, minimise our impacts and maximise productivity. We are committed to hunting down and reducing single-use plastics across the business, and we consider the effective use of natural resources in every facet of our operations.

We will continue to invest over-proportionally in our people, products and new technologies to ensure we contribute to a better society and cleaner environment. Our 43,000 employees depend on us along with a further 240,000 people in our wider business ecosystem.

NOT SIMPLY 'A PLACE TO WORK'

Social impact is more than simply a product of what we do. It is a determining factor in how we do it. Our licence to operate depends upon our lasting and positive impact.

This is a philosophy we share with Tata. The Group's founder, Jamsetji Tata, said: "In a free enterprise, the community is not just another stakeholder in business but is in fact the very purpose of its existence."

Combining the talent of our people with our market-leading technologies can deliver real change.

In Fiscal 2017/18, our employees committed over 70,000 hours through our Volunteer Changemakers programme, supporting a diverse range of charity partners. Twenty-two per cent of these hours specifically supported our Technology for Good projects.

This year Jaguar Land Rover supported over 1.2 million people through our projects, volunteering hours and gifts in kind totalling over £10.5 million.


DISCOVERY

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BUSINESS
EMPLOYEES
CUSTOMERS
SOCIETY
ASSESS NEEDS
SOCIAL IMPACT PROJECTS
PARTNERSHIPS
EMPLOYEE CONTRIBUTIONS
VOLUNTEERING
MEASURE IMPACT
Engaged and passionate people
Volunteer changemakers
Education pathways
Resilient communities
Equal and diverse workforce
Products with purpose
TALENT AND TECHNOLOGY WITH HEART
SOCIAL IMPACT

The Land Rover Discovery navigated over 1,800 kilometres through desert and jungle terrain during the 2017 Land Rover Experience Tour in Peru.

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DRIVING TO DESTINATION ZERO

Decarbonisation, air quality, digitalisation, connectivity, automation and globalisation. These are the factors driving an industrial revolution bigger, faster and more impactful than the last.

Amid these changes we see endless opportunities for innovation and for improvement in the lives of communities all over the world.

Destination Zero is our ultimate goal – an ambition for cleaner, safer and more efficient cars of the future that achieve 100 per cent safety, zero emissions, zero congestion and long-term sustainable growth.

At Jaguar Land Rover, we are creating a connected, electrified and rejuvenated environment for our people, and this is helping to define the positive impact we can make around our plants and facilities – through employment, education, infrastructure and community.

Innovation is the lifeblood of sustainable growth but Destination Zero cannot be achieved by Jaguar Land Rover alone. So, we have forged strong links with academia, the UK Government and other industry sectors.

Coventry and Warwickshire, where Jaguar Land Rover is headquartered, is already the home of our autonomous driving trials, an opportunity to pilot new mobility models in our local community; models which will bring social and public health benefits in the future.

We are a lead partner in the £150 million National Automotive Innovation Centre (NAIC) venture which will open at the University of Warwick later this year. A state-of-the-art research and collaboration hub for emerging automotive technologies, the NAIC will develop the talent and skills needed for the future of UK automotive.

The region will also be the location of the £80 million UK Battery Industrialisation Centre, a test-bed for learning, design, development and manufacture of next-generation battery technologies for electric vehicles and broader applications.

The Jaguar I-PACE is a ground-breaking electric vehicle with rapid charging from 0–80 per cent in 40 minutes.

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INNOVATION IN ELECTRIFICATION COMES FROM WITHIN


JBS 768

JAGUAR LAND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | G OV E R N A N C E | F I N A N C I A L STAT E M E N TS 53 ANNUAL REPORT 2017/18 Jaguar Land Rover is now reaping the rewards of a long-term investment strategy in education. Our market-leading innovation comes from within, often from people who have learned, grown and developed with us and who are now repaying the business through their engineering ingenuity and use of creative future technologies. Dr Alex Michaelides, Senior Technical Specialist in electric machines and power electronics, has devoted his life’s work to e-machines and is proof that some of the most innovative e-mobility ideas are coming straight out of Jaguar Land Rover. “In 2013 I began working on Evoque E, a practical research and development project looking at the future of electric motors. The developments and ideas we had soon became the basis for the Jaguar I-PACE. We knew what our competitors were doing at the time, but my small team and I saw the potential for another way – a permanent magnet-assisted reluctance motor. The force in this kind of motor doesn’t just come from magnetic pull but from the reluctance in the magnetic circuit too. “The goal for us – and what we’ve been able to pioneer and patent – was an ingenious efficient arrangement for the magnetic path and the reluctance path. That takes quite a bit of time and optimisation.” Alex’s work helped Jaguar Land Rover develop a motor that generates 60 per cent of its torque from reluctance and 40 per cent from magnets, resulting in an efficiency rating for the motor of nearly 97 per cent. And yet he is determined to find even more efficiencies: “For every extra half percentage point we improve, it’s money saved for the customer.” The Jaguar I-PACE delivers sustainable sports car performance, next-generation artificial intelligence (AI) technology and five-seat SUV practicality.

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CLOSING THE LOOP

With the pressure on our natural resources growing, extracting the maximum possible value from every process and material is paramount. That means challenging ourselves on anything that delivers value to our business and our customers only once. We have to ask what is the second- or even third-life opportunity for that material or product? We strive to drive value back into society through efficient, ethical and smart practice.

By closing the loop on legacy 'take-make-waste' linear processes, we are driving a circular economy culture within Jaguar Land Rover.

Value created at every turn
Examining tailpipe emissions in isolation for any vehicle doesn't tell the whole story. Life cycle assessment (LCA) presents an overall environmental footprint for our vehicles – reflecting the combined benefit of our optimised powertrains and our responsible approach to material use in construction.

Closed-loop processes enable up to 50 per cent post-industrial recycled aluminium to be used in car bodies, reducing the use of natural resources required to build each car. REALITY (Recycled Aluminium through Innovative Technology), a £2 million research project in partnership with Innovate UK, demonstrates Jaguar Land Rover's commitment to the practical application of sustainability. The learnings from REALITY will help Jaguar Land Rover understand how it can use post-consumer aluminium in its vehicles, giving a high-value second life to a valuable natural resource.

Charged with a new responsibility
With the increasing global demand for both battery and plug-in hybrid electric vehicles, a new industry is evolving. Jaguar Land Rover is working to become a world leader in electrification. With this comes a responsibility to influence the material management in supply and development, how batteries are used and ultimately what may become of them at the end of their useful life in the vehicle.

The all-electric Jaguar I-PACE's 90kWh battery is made up of high energy density lithium-ion pouch cells. Its design and state-of-the-art thermal management system supports longevity and periods of sustained maximum power. The battery comes with an eight-year/100,000-mile (160,000km) warranty, but we are already working on second-life applications for these battery packs.

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Jaguar Land Rover and Warwick Manufacturing Group have teamed up with Connected Energy, a business pioneering integrated energy storage, to enable second-life battery usage to store and supply energy to our sites.

Imagine the possibilities of increased energy storage to maximise the benefit of our already leading photovoltaic solar system fitted to Jaguar Land Rover's Engine Manufacturing Centre in Wolverhampton.

Maximum efficiency through reducing waste: from 'Waste to Wave'
We recycle or reuse 99 per cent of all non-metal waste from our UK manufacturing process. However, our aim is always to prevent the wasteful use of resources in the first instance.

Showcasing the passion and potential of a zero waste, circular economy approach, we have revolutionised the disposal of polyurethane. An essential part of the design process for any new car is the review and refinement of the shape in 1:1 scale.

To create truly desirable vehicles, Jaguar Land Rover employs the craft of skilled clay modellers to shape and contour the fine details of every panel. But beneath those layers of clay, blocks of polyurethane foam are needed to provide the base support structure for these life-sized design creations.

The first step is to minimise the waste in the first place. This is where our virtual capabilities can be useful, pushing more models into the digital rather than the physical realm. For the models we do need to build, we need to break them down and reuse the waste correctly.

The cut-off blocks can be reused either within the business or at Jaguar Land Rover's education and business partnership centres. However, that still leaves some waste and to deal with that, a new pilot circular economy model has been introduced.

Jaguar Land Rover has now teamed up with pioneering surfboard manufacturer Skunkworks, based in Northern Ireland, to produce surfboards made entirely from our remaining recycled polyurethane waste.

Opposite
From 'Waste to Wave': Jaguar Land Rover launches surfboard made from recycled plastic.

Below
For 70 years Land Rover has transported people across the world's toughest terrain, but it is now making its first foray into the ocean with the 'Waste to Wave' surfboard, created using recycled plastic derived from early clay design models.

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REDRESSING THE BALANCE

New infrastructure plays an important part in our growth but can be disruptive to the natural environment. That's why Jaguar Land Rover is committed to a sustainable growth strategy. This means taking our responsibilities seriously and acting ethically towards the environment and our communities as we expand our physical footprint. We do this by proactively balancing the risks and opportunities associated with biodiversity, protected species and habitats, both within our sites and across the wider landscape.

One of our newest facilities is Fen End, in the West Midlands, UK, housing all our Special Vehicle Operations (SVO) engineers.

Sustainability and Environmental Specialist Robert Nussey explains what's different about Fen End: "This site has a unique history, formerly as an RAF base and then later used for car testing. It is valuable due to its natural diversity and semi-rural setting. The project team worked hard to incorporate the landscaping as an integral part of the new facility and test track design. This not only minimised impact to sensitive ecological areas, such as ponds and woodland, but allowed for the creation of high-value habitat features, such as species-rich wildflower grasslands and new ponds for amphibians and reptiles. Also, we listened to the concerns of local residents around disruption from construction activities. Excavated soil was reused within the site to avoid being sent to landfill and reduce HGV traffic on the roads. Overall, the project saved £350,000 by compensating for biodiversity losses within the site boundary.

"In spite of existing nature protection policies and laws that give protection to conservation priority species, the UK's wildlife continues to decline. Biodiversity is critical to support the production of raw materials and contributes to the UK's economy and people's wellbeing."

Jaguar Land Rover recognises that adopting a net positive impact – as a companywide commitment, project target or even aspirational goal – makes sound business sense as it supports long-term business value.

As we expand globally, we are instilling a world-class philosophy in everything we aim for. The Fen End SVO Engineering HQ and our new Slovakian manufacturing plant are aiming for BREEAM accreditation, a globally recognised standard which we commit to in many of our new facilities around the world. Our Brazil manufacturing facility is accredited to Leadership in Energy and Environmental Design (LEED) Gold, another globally recognised green building standard. Attaining these standards supports our commitment to being efficient in our processes and resource use, and being a company that people want to work for.




JAGUAR
LAND ROVER
FEN END

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Jaguar Land Rover's sustainable infrastructure policy requires that new buildings are assessed, designed and built with sustainability at their core. The Fen End facility has been future-proofed to ensure the lowest possible utility operating costs, resilience to climatic conditions, and to provide a workplace offering improved wellbeing.

ENERGY PERFORMANCE CERTIFICATE A

The Fen End facility is more efficient than national building requirements. Photovoltaic (PV) panels and natural roof lighting incorporated into the design minimise energy requirements, with a focus on sustainability.

RESPONSIBLE SOURCING

35 per cent of the materials used for the construction of the Fen End facility were from recognised highly responsible manufacturers (BES 6001 Very Good, Forestry Stewardship Council (FSC)).

BREEAM VERY GOOD

The new facility is on track to reach its target of BREEAM Very Good. This represents the **top 25 per cent** of UK non-domestic new building demonstrating advanced good practice within its design and construction.

RESOURCE EFFICIENCY

90 per cent of construction waste recycled.

Over **78,000m³** of soil was reused during the construction of the new building and the associated landscaping.

BIODIVERSITY

We delivered a net gain in biodiversity through:

Creation of **8.5 hectares** of new high-value habitat

Improving around **8 hectares** of existing habitat, including Runway Community Woodland

Planting over **38,000 trees** on the site.

Left
The Special Vehicle Operations Engineering HQ in Fen End, UK, opened in 2017. It has been designed and built with sustainability at its core, with special consideration for the surrounding environment.

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JAGUAR LAND ROVER: A GLOBAL COMMUNITY PARTNER

To make a positive social impact, we believe you need to think big… and small.

We have combined the talents of our workforce with Jaguar Land Rover's latest technology in a network of interlinked projects around the world. These come in all shapes and sizes, from global projects benefiting millions to local initiatives helping small communities around our facilities. In the last five years, Jaguar Land Rover has delivered 40 global social impact projects.

Dream big in China

Since it was established jointly by Jaguar Land Rover and the China Soong Ching Ling Foundation (CSCLF) in May 2014, the Jaguar Land Rover China Children and Youth Dream Fund has invested RMB 50 million (over £5.6 million) in projects to improve the health and wellbeing of young people in China. As of 2018, 254,000 children and young people have benefited from Dream Fund programmes, which have been enabled by the inherent capability and technology in Land Rover vehicles. In Dream Fund phase two, we will invest another RMB 30 million (£3.4 million) over the next three years.

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The Journey for Vision project has already provided vital eye care to over 160,000 children across remote areas of China. Many of these children were living with serious eye conditions that otherwise could have been left untreated. Land Rover's capability has enabled these initiatives to go beyond the road's end to access remote communities.

The latest innovative programme is the Jaguar Land Rover Road Safety Experience Centre, which opened in Beijing in March 2018. The facility provides a fun environment for children to learn about road safety through interactive and immersive experiences using cutting-edge technologies.

LOCAL PRODUCE: HEALTHY FOOD FOR THOSE IN NEED

Smaller scale, localised projects can still have a big impact on Jaguar Land Rover communities. In the last year, more than 1.3 million people in the UK have visited a food bank. Through an employee volunteering initiative run from our flagship manufacturing plant in Solihull, West Midlands, Jaguar Land Rover is working with social enterprise Gro-Organic to provide fresh food to people in need.



As part of the initiative, our employees took over a disused allotment plot close to our plant, completely transforming it to grow fruit and vegetables for people who need them. Not only do the volunteers learn a new skill set, but the allotment has also become an asset to local schools and community groups, supporting education on sustainability, healthy eating and exercise.



The Jaguar Land Rover Road Safety Experience Centre opened in Beijing in March 2018.

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TECHNOLOGY FOR GOOD: WHAT3WORDS

This year Jaguar Land Rover has become what3words' exclusive automotive humanitarian partner. The British technology company what3words has addressed the world with a grid of 57 trillion 3m x 3m squares. Each square is assigned a unique three-word address. These short, memorable addresses are a new and easy way to talk about location, and to put remote and developing communities 'on the map' where no formal addressing system exists.

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The partnership launched with an activity on the Isle of Mull, Scotland, that involved a team of Land Rover volunteers using a fleet of Land Rover vehicles to deliver three-word address plaques to every property on the island.

The initiative was to make remote-living patients easier to find much more quickly and accurately, improving both routine health care and potentially life-saving emergency response times.



A fleet of Land Rover vehicles delivered unique three-word address plaques from what3words to 2,000 properties on the Isle of Mull, Scotland.

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LAND ROVER AND RED CROSS: A PARTNERSHIP BUILT ON TRUST

Land Rover has been a supporter of the Red Cross and Red Crescent Movement for more than 60 years. The partnership began in 1954 when Land Rover donated a specially adapted Defender to the Movement to act as a medical dispensary to travellers in the deserts of the United Arab Emirates. Since then we have supported more than a million vulnerable people in some of the world's hardest-to-reach places.

Today, Jaguar Land Rover's support extends across 18 projects enabled by volunteers, expertise and vehicles in 25 countries. These projects have helped rebuild communities, provided water and sanitation facilities and supported health and social care for older people.

The Streets of Solidarity
Italy has a population of almost 60 million people, up to five million of whom live under the poverty line. More than 50,000 of these make up the 'invisible' community of people who regularly sleep on the streets at night.

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Over 10 million
miles covered since 2013

1,017,894
beneficiaries since 2013

127
Land Rovers since 2013

780
Jaguar Land Rover volunteer hours in Fiscal 2017/18

£9,869,550
raised in fundraising, sponsorship and gifts in kind since 2013

The Streets of Solidarity project was launched by the Italian Red Cross in Milan in 2001. Today it is active in five other cities – Rome, Turin, Naples, Florence and Palermo – and it supports the activities of more than 60 local committees.

The main aims are to alleviate homelessness and help change lives, through volunteers who respect and bond with the homeless community.

Land Rover vehicles are used to assist with the distribution of blankets and food, as well as to supply medical and psychological support. Success can be as simple as making someone's night more comfortable, but it is also derived from social inclusion and the integration of people back into society – providing them with a new way of life and a sense of belonging.

Left
A Red Cross volunteer taking a food bag to the homeless. Every night hundreds of homeless receive food and tea from the Red Cross volunteers.

Right above
From October 2017 to March 2018 the Italian Red Cross volunteers helped more than 2,000 people living on the streets, providing them with medical and psychological support as well as blankets, food and drink.

Right below
More than 500 volunteers are involved in the activities of the Italian Red Cross 'Street Units'.

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BETTER REPRESENTATION OF WOMEN IN ENGINEERING

On International Women's Day 2017 Jaguar Land Rover and Getty Images partnered to highlight the need for a more realistic visual representation of female engineers. More people than ever are searching for images of women in STEM careers, yet results are often outdated and don't reflect today's exciting and varied roles. The partnership aimed to change that by releasing images that show women in a variety of roles from aerodynamics to cyber and audio engineering.

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DRIVING GLOBAL GROWTH

We take pride in being a truly international company, trading and manufacturing across the world, but our heart and soul remain firmly in the UK.

For the third consecutive year, we've confirmed our position as Britain's largest automotive manufacturer, for both vehicles and engines. It is through focused, continuous investment that we are creating the most advanced and efficient operational environments across all our sites globally.

With construction almost complete, our 300,000m² manufacturing site in Nitra, Slovakia offers us the additional capacity necessary to further increase our product range. The £1 billion investment will produce a true factory of the future. It will feature dynamic manufacturing technologies, including Kuka's Pulse carrier system, which is 30 per cent faster than conventional conveyance systems.

Installation of manufacturing technologies in Nitra continues to reaffirm Jaguar Land Rover as a leader in the development of lightweight technologies in the automotive sector.

In response to growing demand for our vehicles in China, in July 2017 we opened our Chinese engine plant as part of an RMB 10.9 billion joint venture with Chery Jaguar Land Rover Automotive Company Ltd. The facility incorporates the latest cutting-edge engine manufacturing technologies from Jaguar Land Rover to deliver the new Ingenium petrol engine to our Chinese customers.

Mirroring its sister plant in the UK, the Chinese engine facility includes both machining and assembly halls to manufacture the most advanced engines we have ever produced – supporting our global strategy to reduce emissions and improve fuel efficiency – all without compromise for our


JAGUAR
LAND ROVER

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 69

customers. At more than 50,000m², the new world-class facility contains a fully flexible production line.

Our Gaydon facilities in Warwickshire, UK, the headquarters for all engineering research and development, are midway through a £450 million expansion to create a pioneering hub for Jaguar Land Rover's next-generation design and engineering activities. The hub is supported by a number of 'spokes', centres of engineering excellence located in key markets where we can access the skills in short supply: robotics, data analytics, electrical engineering software and artificial intelligence. All of these are critical to the progression of Jaguar Land Rover's technology ambitions.

We have this year announced the next spoke, a new software centre in Shannon, Republic of Ireland, harnessing the talent in what is a globally recognised centre of excellence for software engineering. Shannon will act as a research hub supporting our Gaydon pioneering hub and will strengthen our international engineering capabilities as we pioneer autonomous and electrification technologies for future Jaguar and Land Rover vehicles.

We've also underpinned our commitment to the United States, one of our biggest markets, with an expanded new North American headquarters in Mahwah, New Jersey. The US$30 million investment includes creation of a 147,000 sq ft state-of-the-art facility. Technology and skills development were at the forefront of the building design, to enable greater collaborative working and housing bespoke facilities for training and product research.

Below
Our new North American HQ includes product research and training facilities.


JAGUAR
LAND ROVER

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 70

GLOBAL SALES

RETAIL SALES BY REGION[1]

Jaguar Land Rover retail sales were 614,309 vehicles in Fiscal 2017/18, up 1.7 per cent year on year.

Retail sales volumes were up 19.9 per cent year on year in China, 4.7 per cent in North America and 3.4 per cent in Overseas markets. For the UK and Europe, volumes were down 12.8 per cent and 5.3 per cent respectively.

Sales performance in the year primarily reflected the introduction of new models, including the all-new Land Rover Discovery, the Range Rover Velar and the Jaguar E-PACE, which went on sale in all markets except China, where it will be launched from our joint venture later in 2018. However, sales were impacted by diesel uncertainty in Europe and the UK as well as the model year changeover of Range Rover and Range Rover Sport in the second half of Fiscal 2018.

In addition to new models introduced during the year, retail sales were buoyed by higher volumes of the long-wheelbase Jaguar XFL, F-PACE, Discovery Sport and Evoque in China. Similarly, new models and the ongoing demand for F-PACE led to incremental sales in North America and in Overseas markets.

Despite new model launches and continuing solid sales of F-PACE, retail sales were down year on year in the UK, reflecting the weaker market cycle as well as ongoing uncertainty around Brexit and diesel. Similarly, in Europe retail sales were down compared to last year as the introduction of the Range Rover Velar, Jaguar E-PACE and the all-new Land Rover Discovery were not sufficient to compensate for lower sales of other models.

Total retail sales from our China joint venture were 87,774 vehicles in Fiscal 2017/18, up 35.0 per cent year on year, led by increased sales of the long-wheelbase Jaguar XFL and continued solid demand for Discovery Sport and Evoque. The introduction of the long-wheelbase Jaguar XEL in December also contributed to the increased sales volumes from our China joint venture.

614,309
cars sold in Fiscal 2017/18

▲1.7%
increase year on year



	Europe	China	UK	North America	Overseas
REGION					
RETAIL SALES BY REGION	FY 2017/18 / 133,592 FY 2016/17 / 141,043	FY 2017/18 / 150,116 FY 2016/17 / 125,207	FY 2017/18 / 108,759 FY 2016/17 / 124,755	FY 2017/18 / 129,319 FY 2016/17 / 123,527	FY 2017/18 / 92,523 FY 2016/17 / 89,477
YEAR-ON-YEAR CHANGE	▼5.3%	▲19.9%	▼12.8%	▲4.7%	▲3.4%
PROPORTION OF RETAIL SALES BY REGION	21.7%	24.4%	17.7%	21.1%	15.1%

1 Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced from our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd. Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales. (See note 3 of the financial statements on page 122.)

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 71

RETAIL SALES BY BRAND

Retail sales growth in Fiscal 2017/18 was led by the introduction of the award-winning Range Rover Velar, Jaguar E-PACE and the all-new Land Rover Discovery, as well as continued solid demand for the long-wheelbase Jaguar XFL in China and the award-winning Jaguar F-PACE.

Jaguar retail volumes were 174,560 vehicles in Fiscal 2017/18, up 1.0 per cent year on year. This increase is reflective of the introduction of the Jaguar E-PACE as well as continuing solid sales of the F-PACE and the long-wheelbase XFL in China, offset by lower sales of the XE, XJ and F-TYPE.

Land Rover retail sales increased 2.0 per cent year on year to 439,749 units in Fiscal 2017/18, as the introduction of the Range Rover Velar and the all-new Discovery more than offset lower sales of the Evoque and Discovery Sport.

Sales of Range Rover and Range Rover Sport were less due to the model year changeover ahead of the launch of the new refreshed models (including plug-in hybrid variants) at the end of 2017.

JAGUAR

174,560
(FISCAL 2016/17 / 172,848)
▲1.0%



XE

FY 2017/18 / 32,825

FY 2016/17 / 45,469

▼27.8%



XF

FY 2017/18 / 40,907

FY 2016/17 / 37,157

▲10.1%



XJ

FY 2017/18 / 9,136

FY 2016/17 / 11,489

▼20.5%



F-TYPE

FY 2017/18 / 9,882

FY 2016/17 / 10,777

▼8.3%



E-PACE

FY 2017/18 / 9,091

FY 2016/17 / NA

New model this year



F-PACE

FY 2017/18 / 72,719

FY 2016/17 / 67,955

▲7.0%

LAND ROVER

439,749
(FISCAL 2016/17 / 431,161)
▲2.0%



RANGE ROVER

FY 2017/18 / 53,509

FY 2016/17 / 57,480

▼6.9%



RANGE ROVER SPORT

FY 2017/18 / 76,121

FY 2016/17 / 89,746

▼15.2%



RANGE ROVER VELAR

FY 2017/18 / 46,036

FY 2016/17 / NA

New model this year



RANGE ROVER EVOQUE

FY 2017/18 / 98,501

FY 2016/17 / 114,373

▼13.9%



DISCOVERY

FY 2017/18 / 46,472

FY 2016/17 / 42,023

▲10.6%



DISCOVERY SPORT

FY 2017/18 / 119,105

FY 2016/17 / 126,152

▼5.6%

Note: Sales of discontinued models (Jaguar XK, Land Rover Defender and Freelander) are excluded from the above.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 72

FINANCIAL REVIEW



CHIEF FINANCIAL OFFICER'S STATEMENT

Record retail sales of 614,309 units and revenue of £25.8 billion in Fiscal 2017/18 mark yet another year of growth for Jaguar Land Rover.

Jaguar Land Rover achieved record retail sales of 614,309 vehicles in Fiscal 2017/18, up 1.7 per cent year on year. The increase in sales reflects the continuing success of new models, particularly in China, North America and in Overseas markets.

Wholesales were 545,298 vehicles, up 2.0 per cent year on year, generating record revenues of £25.8 billion, up £1.4 billion compared to last year.

Profit before tax (PBT) was £1.5 billion, down £74 million compared to Fiscal 2016/17. The lower PBT includes higher depreciation and amortisation, higher incentives, marketing expense and certain Q4 engineering charges, offset by lower material costs, favourable FX revaluation and the £437 million exceptional pension credit in Q1. EBIT[1] was £974 million (3.8 per cent margin) in Fiscal 2017/18 compared to the £1.4 billion EBIT[1] (5.9 per cent margin) in Fiscal 2016/17.

Free cash flow was negative £1.0 billion after total investment spending of £4.2 billion. We also paid a £150 million dividend to our parent, Tata Motors, and issued a $500 million 10-year bond with a 4.5 per cent fixed coupon during the year. Total cash and financial deposits at 31 March 2018 was £4.7 billion and total liquidity was £6.6 billion including a £1.9 billion undrawn revolving credit facility. Allowing for £3.7 billion of debt, including the $500 million bond issued in October 2017, net cash at 31 March 2018 was £926 million.

Jaguar Land Rover's strategy continues to be to achieve sustainable profitable growth by investing proportionally more in new products, technology and manufacturing capacity. Consistent with this, Fiscal 2018/19 investment spending is expected to be in the region of £4.5 billion.

Looking ahead, we anticipate cyclically weaker automotive markets in the UK (exacerbated by Brexit) and in the US, and diesel uncertainty in the UK and Europe, which will naturally lead to higher incentives. We also expect historical seasonality by quarter to continue. Furthermore, electrification and other technological changes should present additional challenges as well as opportunities.

However, new products and technologies, as well as continued global growth, notably in China, are expected to drive higher sales growth and improved profitability in Fiscal 2018/19, achieving a 4–7 per cent EBIT[1] margin in the medium term and 7–9 per cent in the long term.

Kenneth Gregor

KENNETH GREGOR
CHIEF FINANCIAL OFFICER
JAGUAR LAND ROVER AUTOMOTIVE PLC
24 JULY 2018

1 Please see note 3 of the financial statements on page 122 for the definition of EBIT.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 73

FINANCIAL PERFORMANCE

Consolidated income statement

Jaguar Land Rover achieved record wholesales, retails and revenue for the eighth consecutive year; however, profitability was lower primarily due to higher depreciation and amortisation related to new models.

REVENUE

Revenue was £25.8 billion in Fiscal 2017/18, up from £24.3 billion in the prior year with higher wholesales of 545,298 units (excluding sales from the China joint venture), up 2.0 per cent year on year, led by Velar, E-PACE and the all-new Land Rover Discovery. Similarly, retail sales (including sales from the China joint venture) were 614,309 in Fiscal 2017/18, up 1.7 per cent.


FISCAL 2017/18 / £25.8BN
FISCAL 2016/17 / £24.3BN
FISCAL 2015/16 / £22.3BN

£25.8bn

EBITDA[1] – EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION

EBITDA was £2.8 billion (10.8 per cent margin) in Fiscal 2017/18, down slightly from the EBITDA of £2.9 billion (12.1 per cent margin) in the previous fiscal year, as favourable volume and mix and lower material costs were offset by higher incentive spending, higher marketing costs and £97 million of certain Q4 engineering costs.


FISCAL 2017/18 / £2.8BN / (10.8% MARGIN)
FISCAL 2016/17 / £2.9BN / (12.1% MARGIN)
FISCAL 2015/16 / £3.1BN / (14.1% MARGIN)

£2.8bn
(10.8% Margin)

EBIT[1] – EARNINGS BEFORE INTEREST AND TAXES

EBIT was £974 million (3.8 per cent margin) in Fiscal 2017/18 compared to £1.4 billion (5.9 per cent margin) in Fiscal 2016/17. The lower EBIT in Fiscal 2017/18 includes higher depreciation and amortisation related to new products launched during the year and the lower EBITDA, partially offset by higher China joint venture profits of £252 million.


FISCAL 2017/18 / £974M / (3.8% MARGIN)
FISCAL 2016/17 / £1.4BN / (5.9% MARGIN)
FISCAL 2015/16 / £1.8BN / (8.0% MARGIN)

£974m
(3.8% Margin)

PBT – PROFIT BEFORE TAX

PBT was £1.5 billion in Fiscal 2017/18, down slightly from the £1.6 billion PBT of last year given the lower EBIT, higher net interest expense and the non-recurrence of Tianjin recoveries last year, offset by more favourable revaluation of unrealised foreign currency debt and hedges and the £437 million pension credit in the first quarter.


FISCAL 2017/18 / £1.5BN
FISCAL 2016/17 / £1.6BN
FISCAL 2015/16 / £1.6BN

£1.5bn

PAT – PROFIT AFTER TAX

PAT was £1.1 billion in Fiscal 2017/18, down compared to the £1.3 billion PAT of last year. The effective tax rate in Fiscal 2017/18 was 26.2 per cent compared to 21.0 per cent last year. This primarily reflects a £54 million charge for the impact of the change in the US Federal rate from 35 per cent to 21 per cent on deferred tax assets. For further disclosure on our approach to tax, please see note 14 on page 129 of the financial statements.


FISCAL 2017/18 / £1.1BN
FISCAL 2016/17 / £1.3BN
FISCAL 2015/16 / £1.3BN

£1.1bn

1 Please see note 3 of the financial statements on page 122 for the definition of EBITDA and EBIT.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 74

FINANCIAL PERFORMANCE (CONTINUED)

Consolidated cash flow

Free cash flow was negative £1.0 billion in Fiscal 2017/18 after total investment spending of £4.2 billion.

Consolidated cash flow (£ millions)


1,536
1,836
81
(312)
(4,186)
(1,045)
370
(155)
(830)
PBT FY 17/18
D&A AND OTHER
WORKING CAPITAL AND ACCRUALS
TAX PAID
TOTAL INVESTMENT
FREE CASH FLOW
CHANGES IN DEBT
DIVIDENDS AND OTHER DISTRIBUTIONS
CHANGE IN CASH AND FINANCIAL DEPOSITS

TOTAL PRODUCT AND OTHER INVESTMENT[1]

Investment spending in Fiscal 2017/18 reached £4.2 billion (16.2 per cent of revenue), compared to £3.4 billion (14.1 per cent of revenue) in the prior fiscal year. In Fiscal 2017/18, £406 million of investment spending was expensed in EBIT[1] and the remaining £3.8 billion was capitalised. Research and development accounted for £2.0 billion (48.2 per cent) of investment spending, while tangible and other intangible assets accounted for the remaining £2.2 billion (51.8 per cent).


FISCAL 2017/18 / £4.2BN
FISCAL 2016/17 / £3.4BN
FISCAL 2015/16 / £3.1BN

£(4.2)bn

WORKING CAPITAL[1]

Working capital inflows (including non-cash accruals) were £81 million during the year, including a £296 million increase in inventory related to the launch of new products, as well as a £317 million unfavourable movement in trade receivables, offset by a £600 million increase in trade payables.


FISCAL 2017/18 / £81M
FISCAL 2016/17 / £480M
FISCAL 2015/16 / £547M

+£81m

FREE CASH FLOW[1]

Free cash flow was negative £1.0 billion in Fiscal 2017/18 after £4.2 billion of total investment spending, £81 million working capital outflows and £312 million paid in taxes.


FISCAL 2017/18 / £(1.0)BN
FISCAL 2016/17 / £141M
FISCAL 2015/16 / £645M

£(1.0)bn

CHANGE IN CASH AND FINANCIAL DEPOSITS[2]

The net reduction in cash and financial deposits in Fiscal 2017/18 was £830 million. The decrease is explained by the negative free cash flow of £1.0 billion, a £370 million increase in debt (primarily reflecting the $500 million bond issued in October) less a £150 million dividend paid to Tata Motors and £5 million of other distributions.


FISCAL 2017/18 / £4.7BN
FISCAL 2016/17 / £5.5BN
FISCAL 2015/16 / £4.7BN

Cash and financial deposits (at 31 March)

£(830)m

1 Please see note 3 of the financial statements on page 122 for the definition of EBIT, total product and other investment, working capital and free cash flow
2 Cash and financial deposits comprises 'cash and cash equivalents' and 'short-term deposits and other investments' on page 106.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 75

Capital structure

At 31 March 2018 cash and financial deposits stood at £4.7 billion and we also had an undrawn committed revolving credit facility (RCF) of £1.9 billion, resulting in £6.6 billion of liquidity. Total debt outstanding at 31 March 2018 was £3.7 billion and we ended the year in a net cash position of £926 million.

Debt maturity and liquidity at 31 March 2018 (£ millions)[1]


6,592
TOTAL LIQUIDITY
1,935
UNDRAWN RCF
4,657
TOTAL CASH AND FINANCIAL DEPOSITS
LIQUIDITY FY 17/18
498
CY18
356
CY19
356
CY20
300
CY21
400
CY22
756
CY23
569
CY24
346
CY27
3,731
3,581
TOTAL DEBT
Bonds[2]
Other debt: Discounted receivables, finance leases and deferred fees (£150 million)

LIQUIDITY AND NET CASH

Total cash and financial deposits at 31 March 2018 was £4.7 billion (18.1 per cent of revenue), comprising cash and cash equivalents of £2.6 billion and financial deposits of £2.1 billion. This compares to total cash and financial deposits of £5.5 billion at the end of Fiscal 2016/17. The majority of cash at 31 March 2018 was held in the UK, with £542 million held in subsidiaries overseas.

Our £1.9 billion committed revolving credit facility remained fully undrawn at 31 March 2018. With total cash of £4.7 billion and the undrawn RCF of £1.9 billion, we had total liquidity of £6.6 billion at 31 March 2018 compared to the £7.4 billion of liquidity at the end of the previous fiscal year.

In addition, drawings under our $295 million uncommitted invoice discounting facility were $209 million (£149 million equivalent) at 31 March 2018, compared to the $223 million (£179 million equivalent) drawn under a committed invoice discounting facility at 31 March 2017.

After total cash of £4.7 billion and total indebtedness of £3.7 billion, we had net cash at 31 March 2018 of £926 million compared to £1.9 billion at the end of Fiscal 2016/17.

Net cash at 31 March (£ billions)


5.5
1.9
(3.6)
FY 16/17
4.7
0.9
(3.7)
FY 17/18
Net Cash
Cash
Debt

BORROWINGS AND INDEBTEDNESS

At 31 March 2018, we had £3.7 billion of debt outstanding, comprising £3.6 billion of long-term unsecured bonds (less £24 million of deferred fees capitalised on the balance sheet), £155 million equivalent of total short-term discounted receivables and £19 million of finance leases. Of the £3.6 billion of bonds, £1.9 billion are denominated in US Dollars (of which £1.2 billion have been designated as foreign currency hedges), £1.1 billion are denominated in Pound Sterling and £569 million are denominated in Euros. We also have a balanced profile of maturing debt, with 25 per cent of our debt maturing after five years, 31 per cent in three to five years and the remaining 44 per cent maturing within three years.

In October 2017, we issued a $500 million 10-year bond with a coupon of 4.5 per cent. In July 2017, we amended and extended our existing RCF by two years, to mature in July 2022, and increased the facility size, which stood at £1.9 billion undrawn at 31 March 2018. Please see note 25 on page 142 for further disclosure on our loans and borrowings.

Maturity of debt at 31 March 2018


25%
£3.7bn
44%
31%
0–3yrs
3–5yrs
5yrs

1 FY (Fiscal Year) refers to a 12-month period ending on 31 March. CY (Calendar Year) refers to a 12-month period ending on 31 December.

2 The face value of outstanding bonds is reflected and excludes £24 million of deferred fees capitalised on the balance sheet.

76 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2017/18 STRATEGIC REPORT | G OV E R N A N C E | F I N A N C I A L STAT E M E N TS 77 RESILIENT B U S I N E S S I N T H I S S E C T I O N Our approach to risk 78 Our principal risks 80

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 78

OUR APPROACH TO RISK

We manage and monitor risk and the factors that could impact our plans for long-term sustainable growth.

DEFINING RISK

Risks are uncertain events that could materially impact business objectives – negative for threats and positive for opportunities. We recognise that risk is inherent in all business activities and must be balanced when assessing returns. Successful management of these risks is therefore key to accomplishing our strategic objectives and the long-term sustainable growth of our business. Enterprise risk management (ERM) is used as a system to identify, assess, control and continually monitor key risks that could affect our business objectives.

RISK MANAGEMENT

To achieve an informed understanding of our tolerance for risk when delivering our overall business plan, we must be mindful that the objective of risk management is not necessarily to eliminate risk, but to ensure that the risks we do accept remain within a predetermined level of acceptability and control while pursuing value-enhancing opportunities. The ultimate goal of risk management within Jaguar Land Rover is to continually assess the control environment to prevent and build resilience against any internal or external shocks, both anticipated and unforeseen.

RESPONSIBILITY FOR RISK

The Board of Management is ultimately responsible for the management of risks within Jaguar Land Rover. However, the wider organisation is responsible for the proactive day-to-day management and control. Board of Management members review our key risks to monitor the progress of mitigating actions. The Risk Management Committee reviews current and emerging risks at a detailed level against acceptable levels of exposure and agrees actions as the business environment changes. Principal risks and exceptions are reported to the Audit Committee regularly to assist in the decision-making process and ensure adequate controls are in place to protect the business.

OUR RESPONSIBILITY FRAMEWORK


Jaguar Land Rover Automotive plc Board
Board of Management
Audit Committee
Risk Management Committee
FIRST LINE OF RISK DEFENCE
Control of risks
Business operations risk management
SECOND LINE OF RISK DEFENCE
Oversight and confirmation of controls
ERM and oversight functions
THIRD LINE OF RISK DEFENCE
Independent controls assurance
Internal/external audit

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 79

OUR APPROACH TO RISK MANAGEMENT

Creating and sustaining value through ERM

The ERM framework helps us to identify new and evolving risks and opportunities so we can understand and manage risks that may materially impact our business objectives. This framework supports and enables future value creation and also preserves the value of routine operations.

The ERM framework is also an effective communication tool used by senior management to monitor and gain consensus on how to effectively manage and control risks enterprise-wide.

The environment in which we operate is dynamic, as are the risks we face

We plan for certain known changes to the industry and the external environment while remaining sufficiently flexible for rapid and unknown changes that are inherently difficult to anticipate. Managing the changing environment in which we operate and having the ability to be resilient to sudden unforeseen challenges support long-term sustainability of the business and healthy, profitable growth.

Risk management: identification, assessment, evaluation, response and reporting

By continuing to monitor and assess risks as well as embedding the management of such risks within our culture, we can identify new material risks and opportunities early on to take advantage of value-adding prospects and mitigate value-eroding threats. We also continue to evaluate and report risks and opportunities to enable us to prioritise effectively and formulate effective responses.

Organisation

A cross-functional network of risk champions coordinates the identification, monitoring and management of risks within their respective functional areas. A central ERM team consolidates and reports on risk information to the Risk Management Committee, Board of Management, Audit Committee and Jaguar Land Rover Automotive plc Board ('JLR plc Board').

Process

We embed risk management into routine activities enterprise-wide, supporting and ensuring robust business decision-making. The standardisation of risk management processes across functions supports a consistency in our approach to the management of risk, facilitating its use and enhancing its effectiveness.

Continuous improvement

Our risk management process is designed to enable the assimilation of best practice from prior experience and external benchmarking, leading to continuous improvement. This process ensures that the risk management process becomes more efficient over time and changes as the business grows.


IDENTIFY
MONITOR
Risk & Resilience
ASSESS
RESPOND

Tools and training

We embed common risk management tools, training, techniques, language and approaches to engender cross-functional consistency of risk identification, assessment, monitoring and reporting. This ensures that risks are appropriately captured and calibrated consistently across the organisation.

Reporting

Our risk reporting is structured to inform the appropriate stakeholders promptly to aid the decision-making process. Reporting also allows us to effectively categorise risks so that appropriate stakeholder working groups discuss relevant risks and ensure that high-quality input is received and appropriate mitigation strategies are proposed.

JAGUAR LAND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | G OV E R N A N C E | F I N A N C I A L STAT E M E N TS 80 ANNUAL REPORT 2017/18 O U R P R I N C I PA L R I S K S Risks are identified, assessed and T H E P OT E N T I A L I M PA C T    measured against a defined set of A N D L I K E L I H O O D O F O U R K E Y R I S K S criteria to consider the likelihood of occurrence and potential impact to KEY the business, facilitated by our ERM 3 framework. Plotting our principal risks 10 4 2 Risks that are highly likely to on a risk map helps to visualise each risk occur and could materially 1 Material impact our ability to reach profile as well as targeting to bring each 6 5 8 7 our business objectives. risk back within a tolerable level. Risks that remain at tolerable levels but could Changes to our principal risks Moderate 9 impact the business unless during Fiscal 2017/18 monitored and managed. Our principal risks change as our business Risks that are unlikely to evolves in a dynamic external environment. IMPACT materialise and are unlikely In Fiscal 2017/18, we have focused more to materially impact our emphasis on the potential impacts relating Immaterial business. to diesel uncertainty, notably in the UK and Current risks Europe, the European General Data Protection Regulation (GDPR) and cyber security. Unlikely Possible Likely Path to target net risk profile LIKELIHOOD One principal risk introduced    into the top 10 listing 5. Diesel uncertainty    Recent events and increased focus have P RINCIPA L R I S K S AT A G L A N C E raised the profile of this risk. Mitigating actions are in place (as detailed on pages 78 2016/17 OUR 10 PRINCIPAL RISKS SHIFT RANKING to 79) to address the higher intensity of risk    to the business as a result. 1 Financial Competitive business efficiency 1 – One principal risk has moved 2 Strategic Global economic and geopolitical environment 2 – out of the top 10 listing • Patent and intellectual property (IP) 3 Strategic Brand positioning 4 protection 4 Legal and compliance Environmental regulations and compliance 3 Plans and mitigating actions put in place    since Fiscal 2016/17 have proved effective 5 Operational Diesel uncertainty in reducing our overall exposure to this risk (NEW) to more tolerable levels. 6 Legal and compliance Unethical and prohibited business practices 8 7 Operational Information and cyber security 5 8 Strategic Rapid technology change 6 9 Financial Exchange rate fluctuations 7 10 Operational Product liability and recalls 9

JAGUAR LAND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | G OV E R N A N C E | F I N A N C I A L STAT E M E N TS 81 ANNUAL REPORT 2017/18 Jaguar Land Rover classifies risks into four broad categories to facilitate efficient risk management and formulate effective mitigation strategies. Our risk register details our principal risks as well as other notable risks that are reported to and monitored by the Board of Management. R I S K H O R I Z O N We recognise the need to anticipate and prepare for future challenges and trends that may develop and that could materially affect our long-term business success. Our risk horizon enables us to proactively anticipate forthcoming issues to inform our strategy creation process.    C RISK H O R I ZON    G I    E    T    A    R T S New OP technology Commodity E scarcity RA T I MONI TORE O R D R N HE IS T KS A O L Global Skills gap and    expansion key personnel Competitors’ Capacity expanding Supply chain failure utilisation Energy – security portfolios of supply Business continuity Changing customer Distribution    expectations and channels trends Current1 Liquidity Critical asset protection Commodity Protocols prices Trading bloc governing new Pension Trade barriers technologies E dynamics obligations and sanctions C (i.e. automation) N I A L P M O Legislation change C Regional (CO2 target, internal D F recession N I combustion engine restrictions, A NA city traffic restrictions) L N A C G I E AL L 1 Please refer to our 10 principal risks on page 80.

JAGUAR LAND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | G OV E R N A N C E | F I N A N C I A L STAT E M E N TS 82 ANNUAL REPORT 2017/18 The principal risks faced by Jaguar Land Rover are outlined below. The risks discussed are not exhaustive and Jaguar Land Rover may be subject to other risks not specifically outlined in this Annual Report. PRIOR YEAR S TRATE GIC CONSEQUENCES MITIGATIONS* OPPORTUNITIES* RANKING 2 Global economic and Given our global distribution We continue to expand Global economic growth in 2 geopolitical environment of sales, changes in the our international footprint developed and emerging external environment could (e.g. Slovakia manufacturing markets presents Our expanding global presence have a significant impact and with Magna Steyr opportunities to extend increases our exposure to on the global demand for in Austria) and maintain sales. Global growth creates changes in the global economic our vehicles and our supply a balanced retail sales opportunities both in new and geopolitical environment as chain. This may affect our profile across our key sales and existing geographical well as other external factors financial results. regions. Furthermore, markets as well as new (e.g. Brexit, political instability, we continue to closely and existing segments. increasing tariffs, wars, monitor global geopolitical terrorism, natural disasters) that and macroeconomic may impact our business. developments. 3 Brand positioning Our potential inability Recent successful model Strengthen our brands 4 to successfully position, launches have broadened by creating greater brand Brand positioning is becoming maintain and build the our product range to existing association through increasingly challenging as the strength of our brands as and new customers in innovation and technological dynamics of the automotive well as failing to develop new established and emerging advancement into our market (e.g. automated driving, products/technologies that segments. In addition, expanding product portfolio electrification, digital connectivity) meet customer preferences, we regularly monitor the and services. and the competitive pressures or suffering delayed product perception of our brands to from existing automotive launches, could impact quickly identify and address manufacturers and new demand for our products. risks and opportunities that disruptive entrants evolve. may arise. 8 Rapid technology change Any delay in the launch of We continue to invest Substantial changes to the 6 technologically intensive substantially in R&D market (e.g. automation, The fast pace of technological products, or if the technology and we also continue our electrification and mobility development together with in our products becomes strategic focus on key services) enable us to scarcity of specialist resources relatively obsolete, could technology areas, including focus on launching industry could result in a significant change impact sales as customers autonomy, connectivity and defining products ahead of in the automotive industry and move to purchase products electrification, with the aim our competition as well as increase the risk of delivering from our competitors. of launching our products strengthening partnerships superior products demanded by ahead of our competition. with global technological current and future customers. organisations and leading academic research teams. LE G A L A N D PRIOR YEAR C O M P L I A N C E CONSEQUENCES MITIGATIONS* OPPORTUNITIES* RANKING 4 Environmental regulations We may incur additional We have invested We are the first premium 3 and compliance compliance costs, including substantially in the manufacturer to introduce incremental investment, to development of MLA, our a battery electric vehicle We are subject to a rapidly avoid facing significant civil in-house four-cylinder into mainstream production evolving regulatory landscape and regulatory penalties, engines and electrification with the I-PACE and we have with associated laws, regulations and our competitors may technologies, including mild introduced the Range Rover and policies that all impact the gain an advantage by and plug-in hybrids as well as and Range Rover Sport PHEV vehicles we produce and our adopting new emissions and battery electric vehicles. We models. From 2020 we will manufacturing facilities (e.g. CO2 fuel-efficient technologies also retain an EU derogation offer an electrified option on emissions and fuel economy). before we do. permitting less stringent fleet each of our models. average CO2 targets. 6 Unethical and prohibited Non-compliance with Our Code of Conduct sets We are committed to 8 business practices ethical and/or legal practices out the behaviours that we conducting business in an may materially impact our expect of our staff, including ethical manner to instil Our continuing international reputation and could result conforming to the highest a reputation of trust and expansion exposes us to in restrictions being placed moral and ethical standards reliance. Such qualities increased diversity and on our operations, causing and complying with foster greater business complexity of legal and other business disruption. applicable laws, including relationships with the frameworks (e.g. GDPR) in a anti-bribery, corruption and supplier base, governments variety of jurisdictions and, as competition laws, sanctions and partnerships with other such, we become subject to and export controls. third parties. maintaining legal and ethical standards across the global locations in which we operate. *The mitigations and opportunities stated are merely examples and do not constitute an exhaustive list.

JAGUAR LAND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | G OV E R N A N C E | F I N A N C I A L STAT E M E N TS 83 ANNUAL REPORT 2017/18 PRIOR YEAR OP ERATIONAL CONSEQUENCES MITIGATIONS* OPPORTUNITIES* RANKING 7 Information and cyber security The loss of sensitive and We strive to implement We aim to maintain a strong 5 personal data could lead consistent security policies IT control environment, and New and emerging technologies to legal action and fines of and procedures as well as by monitoring and reacting bring unprecedented threats up to 4 per cent revenue educating staff, vendors to emerging cyber threats to internet-connected devices, (i.e. GDPR), together with and suppliers to embed best protect the Company from including vehicles, while recent negative reputational practices by implementing attacks. As our exposure to global hacking incidents impacts. Successful attacks internal and cloud-ready threats increases we strive impacting the geopolitical against our IT infrastructure tools to detect and mitigate to embed deeper, more environment indicate an could lead to disruptions to current and emerging cyber intelligent controls over time. increase in the motivation our business operations. security threats. to instigate cyber attacks. 10 Product liability and recalls Increases in related costs We regularly monitor the Enhanced vehicle 9 and warranty claims as service data of our vehicles connectivity and digital Potential defects and quality well as longer-term impacts to proactively manage recalls capability provide deficiencies could increase our on sales due to adverse and minimise warranty opportunities for us to exposure to risks associated reputational effects could claims. We also issue identify and remedy potential with product liability. occur. In addition, we could technical updates to our faults more efficiently. be the subject of class dealer network to manage actions or other large-scale identified faults and defects. lawsuits as a consequence. 5 Diesel uncertainty In addition to the financial We are committed to the Our modern high-tech diesel (NEW) impact of falling sales, a introduction and expansion engines have better fuel Adverse public perception significantly lower diesel sales of our electrified fleet across consumption and 20 to 30 of diesel powered vehicles is mix would create a challenge the product portfolio and the per cent lower CO2 emissions, largely driven by the media and in achieving CO2 compliance, continued refinement of our with significantly reduced government policy. This has as well as causing major internal combustion engines NOx emissions in real-world precipitated a fall in diesel sales, disruption to our supply base. and production flexibility usage. Furthermore, we are primarily in the UK and Europe, within our Engine well placed to capitalise and created uncertainty for Manufacturing Centre. on the growing demand for customers that could further electrified models with the impact future sales. introduction of Range Rover and Range Rover Sport PHEVs and the I-PACE battery electric vehicle. PRIOR YEAR FINANCIAL CONSEQUENCES MITIGATIONS* OPPORTUNITIES* RANKING 1 Competitive If we are unable to deliver the We have launched certain We are developing more 1 business efficiency desired benefits from these initiatives to reduce product streamlined processes to programmes, our business and business complexity realise greater degrees We have initiated programmes results may be adversely (e.g. MLA), to benefit from of efficiency within our to optimise operating efficiency. impacted and our ability economies of scale, and engineering and other However, there is a risk that to compete successfully we have robust project functions. Furthermore, our these programmes do not over the longer term could management processes in expansion plans present deliver projected efficiencies be affected. place to ensure set targets opportunities to invest in and anticipated benefits may are met. world-class facilities and not accrue as expected. enhanced capabilities. 9 Exchange rate fluctuations Generally, a stronger Currency transaction risk We continue to investigate 7 Pound adversely impacts is managed with financial further opportunities to Approximately 80 per cent our earnings because derivatives in line with the develop our international of our revenue is derived from the value of overseas hedging policy approved by manufacturing footprint, international sales (e.g. the US sales is eroded. Structural the JLR plc Board. Also, we which may result in greater and China) and we source a misalignments in the aim to align our sourcing base natural hedging of our significant proportion of our denomination of costs with our global sales profile. currency exposures by components from the Eurozone, and revenues in different Recently we have executed aligning the currency profile while our reporting currency is currencies expose us to cross-currency interest rate of cost with sales. Going Pound Sterling. longer-term foreign swaps to hedge our exposure forward, we plan to execute exchange trends beyond to a proportion of our US further derivatives in order to our hedging programme. Dollar debt. hedge significant proportions of our debt denominated in foreign currency. *The mitigations and opportunities stated are merely examples and do not constitute an exhaustive list.

84 JAGUAR LAND ROVER AUTOMOTIVE PLC A N N U A L R E P O RT 2 0 1 7 / 1 8 ST R AT E G I C R E P O RT | GOVERNANCE | F I N A N C I A L STAT E M E N TS 85 GOVERNANCE I N T H I S S E C T I O N Introduction to governance 86 Leadership 87 Effectiveness 92 Accountability 93 Investor relations engagement 95 Directors’ report 96

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INTRODUCTION TO GOVERNANCE

As Jaguar Land Rover continues to grow, effective governance is needed to deliver our core values. It is the foundation on which we manage and control our business and provides the platform for sustainable profitability.

LEADERSHIP

The Jaguar Land Rover Automotive plc Board ('JLR plc Board') rigorously challenges strategy, performance, responsibility and accountability so that every decision we make is of the highest quality.

In this section, you will find information about the JLR plc Board and Board of Management, the areas of focus for the JLR plc Board, and the structure and role of our committees.

See page 87

EFFECTIVENESS

We continuously evaluate the balance of skills, experience, knowledge and independence of the directors.

In this section, you will find information about the induction and development of our directors, as well as what we believe to be the key considerations when measuring the effectiveness of the JLR plc Board and its committees.

See page 92

ACCOUNTABILITY

Effective risk management is central to achieving our strategic objectives and is a core responsibility of the JLR plc Board and its committees.

In this section, you will find information about the responsibilities and focus of the Audit, Remuneration and Disclosure Committees.

See page 93

INVESTOR RELATIONS ENGAGEMENT

Maintaining strong relationships with our shareholder and bond investors is crucial to achieving our aims.

In this section, you will find information about how we engage with our shareholder and bond investors.

See page 95

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LEADERSHIP

JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD



PROF. DR. RALF D. SPETH (KBE, FREng) CHIEF EXECUTIVE OFFICER

Appointed
February 2010

Jaguar Land Rover roles/committees
- Chief Executive Officer
- Board of Management

Experience
Prof Dr Ralf Speth joined Jaguar Land Rover as Chief Executive Officer on 18 February 2010. In the same month he was appointed to the Board of Tata Motors and in 2016, to the Board of Tata Sons.

Prior to joining Jaguar Land Rover, Prof Dr Speth was a director at The Linde Group, the international industrial gases and engineering company. Previously, he worked at BMW for 20 years before joining Ford Motor Company's Premier Automotive Group (PAG) in 2007.

Prof Dr Speth has a doctorate in engineering and is a professor of the University of Warwick. The Royal Academy of Engineering invited him to join its Fellowship in 2014. In 2015, Prof Dr Speth was awarded an honorary Knight of the British Empire.



NATARAJAN CHANDRASEKARAN NON-EXECUTIVE DIRECTOR AND CHAIRMAN

Appointed
February 2017

Jaguar Land Rover roles/committees
- Chairman
- Non-executive director
- Remuneration Committee member (appointed 26 April 2017)

Experience
Mr Chandrasekaran is Chairman of the Board of Tata Sons, the holding company and promoter of more than 100 Tata operating companies, including Tata Motors, Tata Power and Tata Consultancy Services (TCS) – of which he was Chief Executive from 2009–17. He joined the Tata Sons Board in October 2016 and was appointed Chairman in January 2017.



NASSER MUKHTAR MUNJEE NON-EXECUTIVE INDEPENDENT DIRECTOR

Appointed
February 2012

Jaguar Land Rover roles/committees
- Non-executive director
- Audit Committee member

Experience
Mr Munjee was appointed to the Board of Tata Motors Limited in June 2008. He is also on the Board of Tata Chemicals and several international companies operating in India, including ABB, HDFC and Cummins. Mr Munjee is Chairman of Tata Motor Finance, Tata Motors Limited Audit Committee, DCB Bank and the Aga Khan Foundation (India). Prior to this, he was president of the Bombay Chamber of Commerce and Industry. He established the Infrastructure Development Finance Company in India and was its CEO for seven years.



ANDREW M. ROBB NON-EXECUTIVE INDEPENDENT DIRECTOR

Appointed
April 2009

Jaguar Land Rover roles/committees
- Non-executive director
- Chairman of the Audit Committee
- Chairman of the Remuneration Committee

Experience
Mr Robb is Chairman of Tata Steel Europe. He was a director of Pilkington Group plc until 2003, having held the position of Finance Director from 1989 to 2001. Prior to this, from 1983 he was Finance Director of the Peninsular and Oriental Steam Navigation Company. Mr Robb has served on a number of PLC boards as a non-executive director.



P. B. BALAJI NON-EXECUTIVE DIRECTOR

Appointed
December 2017

Jaguar Land Rover roles/committees
- Non-executive director
- Audit Committee member

Experience
Mr Balaji was recently appointed as the Group Chief Financial Officer of Tata Motors Group. Prior to this, he was the Vice President Finance for South Asia and Chief Financial Officer of Hindustan Unilever Limited. Mr Balaji started as a management trainee at Unilever in May 1993.

JAGUAR LAND ROVER AUTOMOTIVE PLC ST R AT E G I C R E P O RT | GOVERNANCE | F I N A N C I A L STAT E M E N TS 88 A N N U A L R E P O RT 2 0 1 7 / 1 8 BO A R D O F M A N A G E M E N T The Board of Management drives the Group’s strategy and goals and makes decisions concerning operational planning issues. PROF. DR. RALF D. SPETH FELIX BRÄUTIGAM KENNETH GREGOR IAN HARNETT CHIEF EXECUTIVE CHIEF COMMERCIAL OFFICER CHIEF FINANCIAL OFFICER EXECUTIVE DIRECTOR,    OFFICER HR AND GLOBAL PURCHASING Responsibilities Responsibilities Responsibilities Mr Bräutigam is responsible for Mr Gregor leads the financial Mr Harnett is responsible all global sales and marketing management of the business for human resources, global activity for the Jaguar and Land to deliver shareholder value purchasing and all property Rover brands. His role includes and growth ambitions. matters worldwide. brand positioning, current and Responsibilities include future product planning, customer corporate finance, treasury, relationship management, financial reporting, accounting, marketing communications, tax, internal control and brand experience strategies, business support. global sales, customer service and supporting future growth. HANNO KIRNER GRANT McPHERSON QING PAN NICK ROGERS EXECUTIVE DIRECTOR, EXECUTIVE DIRECTOR, EXECUTIVE DIRECTOR, EXECUTIVE DIRECTOR, CORPORATE AND STRATEGY MANUFACTURING JAGUAR LAND ROVER CHINA PRODUCT ENGINEERING Responsibilities Responsibilities Responsibilities Responsibilities Mr Kirner oversees the Mr McPherson is responsible for Mr Pan leads the continued Mr Rogers oversees all aspects development of corporate the manufacturing operations expansion of the Jaguar Land of research and engineering and product strategy, global side of the business, ensuring Rover business in China, including operations and ensures the financial services, IT, royal optimum efficiency to deliver our joint venture, Chery Jaguar development and delivery of and diplomatic affairs and the world-class safety, quality, cost Land Rover Automotive Company new product technology across Special Operations division: and environmental standards. Ltd. He is responsible for the Jaguar and Land Rover. Special Vehicle Operations Integrated Marketing Sales and Classic. and Service and Corporate functions in the market.

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FIRST LINE OF LEADERSHIP

The Board of Management together with the leaders of product creation, quality, legal and corporate affairs comprise the First Line of Leadership. They lead all activities and oversee delivery of strategic objectives for the Jaguar Land Rover businesses.



KEITH BENJAMIN
GLOBAL LEGAL DIRECTOR

Responsibilities
Mr Benjamin is responsible for all global legal matters, secretarial, compliance and ethics, Corporate Audit, security and investigations.



NIGEL BLENKINSOP
DIRECTOR OF QUALITY AND AUTOMOTIVE SAFETY

Responsibilities
Mr Blenkinsop is responsible for leading significant improvement in quality in all aspects of our vehicles. He builds, leads, inspires and empowers his team to deliver the best solutions.



HELEN McLINTOCK
GLOBAL CORPORATE AFFAIRS DIRECTOR

Responsibilities
Ms McLintock leads corporate affairs, internal communications, CSR and government affairs.



IAN CALLUM
DIRECTOR OF DESIGN, JAGUAR

Responsibilities
Mr Callum is positioning Jaguar as a modern and relevant brand while respecting heritage and values through his visionary leadership in design.



GERRY McGOVERN
LAND ROVER CHIEF DESIGN OFFICER

Responsibilities
Instrumental in the success of the Land Rover brand, Mr McGovern is leading his team in the creation of a new generation of Land Rovers.

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THE ROLE OF THE JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD AND THE BOARD OF MANAGEMENT

Governance structure and flow of information

Audit Committee

Reviews the integrity of the financial statements, relationship with the external auditors and effectiveness of internal financial controls.

For more information see page 93

The Jaguar Land Rover Automotive plc Board

The JLR plc Board provides supervision and guidance to our management, particularly with respect to corporate governance, business strategies and growth plans. It also considers the identification of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfilment and capital expenditure requirements, as well as the review of our business plans and targets.

For more information see page 87

Remuneration Committee

Determines the overall remuneration policy and strategy to ensure transparency and alignment with the Group's short- and long-term strategic goals.

For more information see page 94

Board of Management

The work of the Board of Management complements, enhances and supports the work of the JLR plc Board, with the Board of Management operating under the direction and authority of the Chief Executive Officer. The JLR plc Board delegates to the Board of Management the execution of the Group's strategy and the day-to-day management and operation of the Group's business.

Examples of actions taken by the Board of Management are:

- Reviewing and making decisions concerning operational planning associated with the latest five-year business plan of the Group;
- Evaluating the performance of the Group against budget and forecast; and
- Reviewing and approving potential investments.

The Board of Management is also responsible for overseeing the implementation of appropriate risk assessment processes and controls to identify, manage and mitigate the principal risks to the Group. This includes the review, approval and communication of the risk management policy and framework.

For more information see page 88

Disclosure Committee

Supports the JLR plc Board and Audit Committee in reviewing and approving the final form of quarterly and annual announcements and statements relating to the performance of the Group.

For more information see page 94

Other examples of management committees

- Risk Management Committee
- Product Committee
- Health and Safety Committee
- Security Committee
- Unusual Events Committee
- Financial Risk and Assurance Committee
- Financial Risk Committee

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THE KEY MATTERS CONSIDERED BY THE JLR PLC BOARD DURING FISCAL 2017/18 INCLUDED:

TOPIC/ACTIVITY	ACTIONS	PROGRESS
STRATEGY		
Review of the business and operating model	Analysed the automotive industry trends and retail outlook and assessed the potential impact on the Group Reviewed the Group's performance against its competitors	New manufacturing facility in Slovakia is on track to start production during 2018 As uncertainty around diesel cars grows and adherence to emissions compliance increases, the Group has continued its focus on and commitment to electrification, with the I-PACE being launched in the year Continued investment in connected and autonomous technologies and services
Monitoring of opportunities for acquisitions and new revenue streams	Supported continued investment to promote sustainable business growth over the long term Used cash to implement ongoing programmes to support business growth Considered and approved the Group's debt funding arrangements	Issuance of $500 million 10-year 4.5 per cent bond
Discussion of the Group's capital structure and financial strategy	Reviewed a number of opportunities in the fiscal year Reviewed and approved, where appropriate, the business cases for internally developed future business Approved changes to the Defined Benefit Scheme effective from April 2017	$25 million investment in Lyft and other strategic investments in autonomous companies
RISK MANAGEMENT AND INTERNAL CONTROL		
Review the Group's principal risks and the effectiveness of the systems of internal control and risk management	Clearly articulated the Group's approach to risk Reviewed and updated approach to identify and manage principal risks Continuing assessment of significant and emerging risks, including geopolitical uncertainty and the impact of Brexit	Agreed Group-level risks and a robust set of mitigating activities, which are regularly monitored Further developed the Group's approach to risk Considered movements in key risks resulting from changes to likelihood or business impact Actively monitored events arising from the Brexit referendum decision, including scenario planning We are enhancing our approach to GDPR, the forthcoming data protection regulation, and cyber security
LEADERSHIP AND PEOPLE		
Review composition of the JLR plc Board and its committees	Discussed the composition of the JLR plc Board and its committees, including succession planning	The Board of Management and Senior Director's Forum is in place and well established
Review the development of people and talent in the Group, including succession planning for senior roles	Ongoing commitment to maintaining a balance of appropriate skills and experience among the Board of Management and associated committees	Appointment of new members to the senior leadership team in the fiscal year
Discuss the results of the employee engagement survey and devise strategic actions arising from it	Conducted a thorough review of Pulse surveys to identify areas for improvement Encouraged interaction between employees across the Group	Proposed new approaches to pay and pensions, and initiated a period of consultation with employees Increased engagement with employees across all areas of the business
GOVERNANCE, STAKEHOLDERS AND SHAREHOLDERS		
Review the Group's purpose, goal, vision and values	Considered sustainability, including the Group's impact on the community and the environment Monitored and addressed regular Health and Safety updates	Reviewed developments in corporate governance and received key legal and regulatory updates
Encourage strong engagement with investors and stakeholders	Actively supported engagement opportunities Regularly reviewed and acted upon feedback from key stakeholders	Ongoing discussions at all levels of the business with shareholders Engagement with other stakeholders based on feedback
FINANCIAL PERFORMANCE		
Assessment of the Group's financial performance	Evaluated the Group's performance against budget and forecast Reviewed the quarterly and annual results and associated presentations to investors	Reviewed and approved the latest five-year business plan for the Group Approved the Annual Report

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EFFECTIVENESS

THE JLR PLC BOARD

The JLR plc Board will continue to consider the core areas described previously, but in particular will focus on:

- Continued development of our product pipeline;
- The efficiency and quality of the Slovakia plant and the contract manufacturing through our agreement with Magna Steyr;
- Expanding the product development facilities and the ongoing investment in UK manufacturing facilities;
- Leading innovation in powertrain technology, driver assistance, connectivity and mobility solutions;
- Developing our people and the workforce of tomorrow; and
- Ongoing review and monitoring of external risk factors, considering their impact on growth, particularly in international markets.

HOW WE DIVIDE UP OUR RESPONSIBILITIES

Chairman of the JLR plc Board

Responsible for leading the JLR plc Board, its effectiveness and governance. Also sets the agenda to take full account of the issues and concerns of the directors and ensures effective links between external stakeholders, the Board and management.

Non-executive directors

Constructively challenge the Chief Executive Officer and monitor the delivery of the Group strategy within the risk and controls environment set by the JLR plc Board.

Chief Executive Officer

Responsible for the day-to-day leadership, management and control of the Group, for recommending the Group strategy to the JLR plc Board, and implementing the Group strategy and decisions of the JLR plc Board.

INDUCTION, DEVELOPMENT AND SUPPORT

All new directors receive a full, formal and tailored induction upon joining the JLR plc Board. We also plan the JLR plc Board calendar so that directors are able to visit the increasing number of Jaguar Land Rover geographic locations and are briefed on a wide range of topics throughout the year.

These topics range from those with particular relevance for our business, such as global automotive demand, to more general matters such as developments in corporate governance. We recognise that our directors have a range of experience, and so we encourage them to attend external seminars and briefings that will assist them individually.

EVALUATION

The JLR plc Board continuously assesses its effectiveness in the following areas:

- The flow and quality of information to the JLR plc Board;
- The decision-making process and culture; and
- The outcome of the decisions made by the JLR plc Board.

The JLR plc Board and Audit Committee also provided direct feedback to management committees during the year.

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ACCOUNTABILITY

AUDIT COMMITTEE

Composition of the Audit Committee:
Andrew Robb, Chairman
Nasser Munjee
P. B. Balaji

Role of the Audit Committee

- Monitors the integrity of the financial statements, including the review of significant financial reporting issues and judgements alongside the findings of the external auditor.
- Oversees the relationship with the external auditor, external audit process, nature and scope of the external audit and the appointment, effectiveness, independence and fees of the external auditor.
- Monitors and reviews the effectiveness of Corporate Audit, ensuring coordination with the activities of the external auditor.
- Reviews the effectiveness of the Group's systems for internal financial control, financial reporting and risk management.

Main activities of the Audit Committee during the year

Financial reporting
During the year, we as the Audit Committee met with the external auditor and management as part of the Fiscal 2017/18 annual and quarterly reporting approval process a total of five times. We reviewed the draft financial statements and considered a number of supporting papers. This included reviewing information presented by management on significant accounting judgements to ensure all issues raised have been properly dealt with; reviewing presentation and disclosure to ensure adequacy, clarity and completeness; reviewing the documentation prepared to support the going concern statement given on page 109; and reviewing external audit reports. The key matters considered in the year were: review of the Group's impairment assessment for Fiscal 2017/18; review of the Group's transition projects for IFRS 9 and IFRS 16; the issuance of debt; accounting for the changes in the Group's Defined Benefit pension scheme; and contractual and regulatory provision requirements.

Internal controls
We reviewed the effectiveness of financial reporting, internal control over financial reporting and risk management procedures within the Group, with particular regard given to compliance with the provisions of section 404 of the Sarbanes-Oxley Act and other relevant regulations. The reviews also considered any potential material weaknesses or significant deficiencies in the design or operation of the Group's internal control over financial reporting, which are reasonably likely to adversely affect the Group's ability to record, process and report financial data. We receive reports from the external auditor, Business Assurance and Corporate Audit with respect to these matters.

External audit
We reviewed the significant audit issues with the external auditor and how they have been addressed in the financial statements. We also evaluated the external auditor by reviewing the firm's independence, its internal quality control procedures and any material issues raised by the most recent quality control or peer review of the audit firms. This included the findings of any enquiry or investigation carried out by government or professional bodies with respect to one or more independent audits performed by the external auditor within the last five years.

As disclosed in last year's report, the external audit was put out to a competitive tender. KPMG LLP were appointed as Group auditors following a robust tender process during 2017. The transition from Deloitte to KPMG went smoothly. We thank Deloitte for their services over the last nine years. John Leech, KPMG's Audit Partner, is currently in his first year of office as auditor. Section 139(2) of the Indian Companies Act, 2013, mandates that all listed companies rotate their auditors once the auditor has served as an auditor for a period of 10 or more consecutive years. Under these regulations, the Group will be required to retender the audit by no later than 2027 and the Committee will keep the external auditor tender under review and act in accordance with any changes in regulations and best practice relating to the tenure of the external auditor.

To help safeguard KPMG's objectivity, independence and effectiveness, the Group has a non-audit services policy which sets out the circumstances and financial limits within which the external auditor may be permitted to provide certain non-audit services. This policy sets a presumption that KPMG should only be engaged for non-audit services where there is an obvious and compelling reason to do so (for example, their skills and experience or ability to provide the services) and provided such work does not impair their independence or objectivity and has no impact on the audited financial statements. It prohibits KPMG from providing certain services, including legal, valuation, actuarial and internal audit. The Audit Committee approves all non-audit services before they are performed.

Non-audit fees paid to KPMG (2017: Deloitte) in the year totalled £0.8 million (2017: £1.0 million), representing 19 per cent (2017: 19 per cent) of the fees paid for audit and audit-related assurance services.

Corporate Audit
During the year, we regularly reviewed the adequacy of the Corporate Audit function, the Corporate Audit charter, staffing and seniority of the official heading the function, reporting structure, budget, coverage and the frequency of corporate audits, the structure of Corporate Audit and approval of the audit plan.

We also met with Corporate Audit and the external auditor on a one-to-one basis twice during the year. This forms an important part of our consideration and control, ensuring that they have an open and direct forum with the Audit Committee.

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DISCLOSURE COMMITTEE

Composition of the Disclosure Committee:
Chief Financial Officer and his direct reports

Matters considered during the year
- Reviewed and updated the terms of reference of the Committee
- Reviewed the audit and control findings from the external auditor
- Reviewed areas of key management judgement and significant transactions, including their presentation and disclosure in both the quarterly and annual financial statements
- Reviewed new disclosures in both the quarterly and annual financial statements for appropriateness
- Considered the impact of new accounting standards on the Group

REMUNERATION COMMITTEE

Composition of the Remuneration Committee:
Andrew Robb, Chairman
Natarajan Chandrasekaran
(appointed 26 April 2017)

In addition to the Committee members, the Chief Executive Officer is invited to attend meetings, except where there is a conflict of interest. The Remuneration Committee is supported by the Executive Director, Human Resources & Global Purchasing and the HR Director, Global Reward & Mobility.

Role of the Remuneration Committee
- Sets and monitors the strategy and policy for the remuneration of the Board of Management and other senior executives ('the executives')
- Determines the design and eligibility for annual and long-term incentive plans (LTIPs) for executives and approves payments under the plans
- Determines performance measures and targets for any performance-related incentive plans
- Oversees any major changes in remuneration

Remuneration policy
The remuneration policy is designed to attract, retain and motivate executives of the highest quality, encouraging them to deliver exceptional business performance aligned to Jaguar Land Rover's strategy and the objective of delivering long-term sustainable growth in value.

Executive remuneration consists of:

Fixed elements:
- **Salary.** Designed to recruit and retain individuals with the necessary knowledge, skills and experience to deliver the Group's strategic objectives. Salary is reviewed annually and benchmarked against comparable roles in appropriate comparator groups (such as other UK engineering companies and European automotive companies).
- **Retirement benefits.** The Group has a number of defined benefit pension schemes that are closed to new employees. Executives who are members of these schemes will continue to accrue benefits, but most executives now either have defined contribution provisions or elect to receive a cash allowance in lieu of retirement benefits. The cash allowance is at the same level as the equivalent defined contribution provision.
- **Other benefits.** Executives are eligible to participate in the Group's management car programme, medical arrangements, and life insurance and disability plans.

Performance-related elements:
- **Annual bonus.** The Global Bonus Plan is designed to reward achievement of short-term financial and strategic measures to support the Group's strategy. Performance is measured against quantifiable one-year financial and operational targets.
- **Long-term incentive.** The new LTIP introduced in 2016 is designed to reward and encourage alignment with the Group's long-term sustainable growth strategy. Performance is measured over a three-year period against a balanced scorecard of quantifiable financial and operational targets aligned to long-term growth. The previous LTIP was a phantom share plan with a three-year vesting period based on the Group's financial performance and linked to the share price of Tata Motors Limited.

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EXECUTIVE REMUNERATION

There is clear linkage between Jaguar Land Rover business strategy and the performance-related elements of remuneration.


BONUS PERFORMANCE MEASURES
10%
30%
25%
20%
15%
PBT
Cash flow
Costs
Quality
Volume


LTIP PERFORMANCE MEASURES
30%
25%
25%
20%
EBIT¹ growth
Cash flow
Volume growth
Sustainability

The overall objective is to deliver executive pay in line with a market median range for target performance, with enhanced reward opportunity to reflect exceptional business performance. Overall remuneration is balanced, with the majority linked to business performance and a heavier weighting on long-term performance compared to short term.


TARGET EXECUTIVE REMUNERATION
33%
33%
8%
26%
Base salary
Benefits
Annual bonus
LTIP


MAXIMUM EXECUTIVE REMUNERATION
18%
38%
6%
38%
Base salary
Benefits
Annual bonus
LTIP

INVESTOR RELATIONS ENGAGEMENT

SOLE SHAREHOLDER

Jaguar Land Rover Automotive plc (and its subsidiaries) is a wholly owned subsidiary of Tata Motors Limited (held through TML Holdings Pte. Ltd. (Singapore)) and the majority of the JLR plc Board also reside as directors on the board of Tata Motors Limited. Although we operate on a stand-alone, arm's length basis, we maintain an open and collaborative strategic relationship with Tata Motors Limited and cooperate in numerous areas, including engineering, research and development, and sourcing and procurement.

BOND INVESTORS

As at 31 March 2018, we had approximately £3.7 billion of listed bonds outstanding (2017: £3.4 billion, 2016: £2.4 billion). We maintain regular dialogue with our bond investors through the quarterly publication of operational and financial results on the Group's website (www.jaguarlandrover.com) supported by live broadcasts via teleconference calls. The investor relations team also attends various bond conferences, held throughout the year, where investors have the opportunity to meet with Jaguar Land Rover representatives in person to discuss recent results and other matters.

CREDIT RATING AGENCIES

As at 31 March 2018, Jaguar Land Rover Automotive plc had a credit rating of BB+ (Stable Outlook) from S&P and Ba1 (Stable Outlook) from Moody's. On 18 July 2018 Moody's downgraded Jaguar Land Rover plc's credit rating to Ba2 (Stable Outlook). We maintain regular and open dialogue with both agencies, including an in-depth annual review of our long-term business plans, so that an independent assessment of our credit profile can be represented in the market for the benefit of current and prospective investors as well as supporting any future debt issuance.

1 Please see note 3 of the financial statements on page 122 for the definition of EBIT.

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DIRECTORS' REPORT

The directors present their report and the audited consolidated financial statements of the Group for the year ended 31 March 2018. Jaguar Land Rover Automotive plc is a public limited company incorporated under the laws of England and Wales. The business address of the directors and senior management of the Group is Abbey Road, Whitley, Coventry, CV3 4LF, England, United Kingdom.

Future developments
Future developments impacting the Group are disclosed in the Strategic report on pages 3 to 83.

Dividends
The directors proposed a dividend of £225 million (approximately £0.15 per ordinary share) in May 2018, which was paid in June 2018. (For the year ended 31 March 2017, £60 million was paid in June 2017 and £90 million was paid in September 2017. For the year ended 31 March 2016, £150 million was paid in June 2016.)

Directors
Biographies of the directors currently serving on the JLR plc Board are set out on page 87.

Directors' indemnities
The Group has made qualifying third-party indemnity provisions for the benefit of its directors during the year; these remain in force at the date of this report.

Material interests in shares
Jaguar Land Rover Automotive plc is a wholly owned subsidiary of Tata Motors Limited, held through TML Holdings Pte. Ltd. (Singapore).

Share capital
Share capital remains unchanged. See note 29 to the consolidated financial statements on page 145 for further details.

Corporate Governance Statement
The Corporate Governance Statement is set out on pages 86 to 97 and is incorporated by reference into this report.

Branches
The Group has 11 branches that exist and operate outside of the UK, based in Singapore, China and the United Arab Emirates.

Research and development
The Group is committed to an ongoing programme of expenditure on research and development activities as disclosed in note 11 to the consolidated financial statements on page 127.

Financial instruments
The disclosures required in relation to the use of financial instruments by the Group and Company, together with details of the Group's and Company's treasury policy and management, are set out in note 35 to the consolidated financial statements on pages 152 to 160 and in note 53 on pages 175 to 179 of the parent company financial statements.

Employee information
The average number of employees within the Group is disclosed in note 7 to the consolidated financial statements on page 125.

Apart from determining that an individual has the ability to carry out a particular role, the Group does not discriminate in any way. It endeavours to retain employees if they become disabled, making reasonable adjustments to their role and, if necessary, looking for redeployment opportunities within the Group. The Group also ensures that training, career development and promotion opportunities are available to all employees irrespective of gender, race, age or disability.

Employee involvement
Details of how the Group involves its employees are contained in the Strategic report on pages 3 to 83, which are incorporated by reference into this report.

Political involvement and contributions
The Group respects an employee's right to use their own time and resources to participate as individual citizens in political and governmental activities of their choice. The Group itself operates under legal limitations on its ability to engage in political activities and, even where there are no legal restrictions, the Group does not typically make contributions to political candidates or political parties, or permit campaigning on its property by political candidates (including those who work for the Group) or persons working on their behalf. There have not been any political donations in any of the periods covered by these financial statements.

Going concern
The Group's business activities, together with the factors likely to affect its future development, performance and position, are set out in the Strategic report. The financial position of the Group is described on pages 72 to 75. In addition, note 35 to the consolidated financial statements includes the Group's objectives, policies and processes for managing its exposures to interest rate risk, foreign currency risk, credit risk and liquidity risk. Details of the Group's financial instruments and hedging activities are also provided in note 35 to the consolidated financial statements. The JLR plc Board has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the financial statements set out on pages 104 to 180 have been prepared on the going concern basis.

Events after the balance sheet date
Full details of significant events since the balance sheet date are disclosed in note 42 on page 167 to the consolidated financial statements.

Code of Conduct
Directors and employees are required to comply with the Jaguar Land Rover Code of Conduct, which is intended to help them put the Group's ethical principles into practice. The Code of Conduct clarifies the basic principles and standards they are required to follow and the behaviour expected of them. The Code of Conduct can be found at www.jaguarlandrover.com.

Employees, contract staff, third parties with whom the Group has a business relationship (such as retailers, suppliers and agents), and any member of the public may raise ethical and compliance concerns to the Group's global helpline or via group.compliance@jaguarlandrover.com.

Slavery and human trafficking statement
Pursuant to section 54 of the Modern Slavery Act 2015, the Group has published a slavery and human trafficking statement for the

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year ended 31 March 2018. The statement sets out the steps that the Group has taken to address the risk of slavery and human trafficking occurring within its own operations and its supply chains. This statement can be found on the corporate website at www.jaguarlandrover.com.

Whistle-blowing policy

The Group's whistle-blowing policy encourages employees to report, in confidence and anonymously if preferred, concerns about suspected impropriety or wrongdoing in any matters affecting the business. An independent hotline exists to facilitate this process. Any matters reported are thoroughly investigated and escalated to the Committee.

Diversity policy

Diversity management continues to form a core part of the Group's business strategy. We rely on the diversity of our employees to form the foundation of a strong and dynamic company. See pages 44 to 45 for further details.

Greenhouse gas emissions

The Group is committed to reducing greenhouse gas emissions and continues to invest heavily in this activity. See page 42 for further details.

Statement of directors' responsibilities in respect of the directors' report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law the directors have elected to prepare the Group financial statements in accordance with International Financial Reporting Standards as adopted by the EU (IFRSs as adopted by the EU) and applicable law, and have elected to prepare the parent company financial statements on the same basis.

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable, relevant and reliable;
- State whether they have been prepared in accordance with IFRSs as adopted by the EU;
- Assess the Group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
- Use the going concern basis of accounting unless they either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report and a Directors' Report that complies with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Statement of disclosure of information to auditors

In the case of each of the persons who are directors at the time when the report is approved under section 418 of the Companies Act 2006, the following applies: so far as the directors are aware, there is no relevant audit information of which the Group's auditor is unaware; and the directors have taken necessary actions in order to make themselves aware of any relevant audit information and to establish that the Group's auditor is aware of that information.

Auditor

A resolution to reappoint KPMG LLP as auditor of the Group is to be proposed at the 2018 Tata Motors Limited Annual General Meeting.

Acknowledgement

The directors wish to convey their appreciation to all employees for their continued commitment, effort and contribution in supporting the delivery of the Group's record performance. The directors would also like to extend their thanks to all other key stakeholders for their continued support of the Group and their confidence in its management.

The Annual Report on pages 1 to 83 was approved by the JLR plc Board and authorised for issue on 24 July 2018 and signed on its behalf by:



PROF. DR. RALF D. SPETH
CHIEF EXECUTIVE OFFICER
JAGUAR LAND ROVER AUTOMOTIVE PLC
24 JULY 2018

98 JAGUAR L AND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2017/18 STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 99 FINANCIAL I N T H I S S E C T I O N Independent Auditor’s report to the members    of Jaguar Land Rover Automotive Plc 100 STAT E M E N TS Consolidated financial statements 104 Consolidated income statement 104 Consolidated statement of comprehensive    income/(expense) 105 Consolidated balance sheet 106 Consolidated statement of changes in equity 107 Consolidated cash flow statement 108 Notes to the consolidated financial statements 109 Parent company financial statements 168 Parent company balance sheet 168 Parent company statement of changes in equity 169 Parent company cash flow statement 170 Notes to the parent company financial statements 171

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAGUAR LAND ROVER AUTOMOTIVE PLC

1 OUR OPINION IS UNMODIFIED

We have audited the financial statements of Jaguar Land Rover Automotive plc ("the Company") for the year ended 31 March 2018 which comprise the Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement, and the related notes, including the accounting policies in note 2.

In our opinion:

- the financial statements give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 March 2018 and of the Group's profit for the year then ended;
- the group financial statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU);
- the parent company financial statements have been properly prepared in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Act 2006; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities are described below. We have fulfilled our ethical responsibilities under, and are independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed entities. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion.

2 KEY AUDIT MATTERS: OUR ASSESSMENT OF RISKS OF MATERIAL MISSTATEMENT

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In arriving at our audit opinion above, the key audit matters, in decreasing order of audit significance, were as follows:

Revenue deductions for incentives anticipated on vehicles sold

Refer to page 110, Use of Estimates and Judgements (accounting policy).

Subjective estimate

The Company has to make its best estimate of the expected incentives due on each vehicle not yet retailed by the dealer. This requires the Company to consider the time expected for the vehicle to sell, the anticipated market conditions at the expected date of retail and therefore the level of incentive due.

Our procedures included:

- **Control operation:** testing the management review control over the estimated revenue deductions, including: inspecting the internal and external factors taken into consideration in setting the expected level of incentive due in each territory, such as stock holdings by model, market share and competitor pricing; inspecting the company's retrospective review of the accuracy of previous revenue reductions made at 30 September 2017; We also assessed the control where the company vouched the relevant data elements used to estimate the revenue deductions back to source documentation;
- **Our sector experience:** evaluating assumptions used, in particular those relating to forecast demand in the UK, USA, China and Germany; and
- **Test of detail:** recalculating the stock accrual for a sample of vehicle wholesales using approved sales campaign documentation at year end and challenging management on the expected incentives required to clear inventory held after the expiry of the approved sales campaign documentation.

Valuation of long-life intangible assets

(£6,763 million intangible assets; 2017: £6,167 million)

Refer to page 114, Impairment (accounting policy) and page 138, Impairment testing (financial disclosures).

Forecast-based valuation

The Group holds a significant amount of long-life intangibles assets on its balance sheet which are tested annually for impairment. The Group performs this assessment using

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certain assumptions including forecast cash flows, long-term growth rate and discount rate.

There is a risk of an impairment due to optimistic expectations of future sales volumes and/or gross margins. Further, there is a risk that changing technology plans (e.g. electrification) and industry trends (e.g. reducing diesel sales) are not properly considered in the impairment calculations.

Our procedures included:

- **Control operation:** assessing the management review control over the cash flow forecasts including inspecting the internal and external factors taken into consideration in preparing the forecasts. We also assessed the control over the retrospective review of the accuracy of previous annual budgets which identifies areas for forecasting improvement. We also assessed the control where the company vouched the relevant data elements within the cash flow forecasts back to source documentation;
- **Benchmarking assumptions:** comparing the Group's discount rate and long-term growth rate calculation to external benchmark data and comparator companies and reperformed the discount rate calculation using the CAPM model;
- **Sensitivity analysis:** Performing a sensitivity analysis over the reasonably possible combination of changes in the forecasts and compare to the post year end results for FY 19; and
- **Comparing valuations:** Reperforming the Group's reconciliation of the net present value of the discounted cash flows to market valuations;

Completeness and accuracy of warranty provisions
(£1,593 million Product Warranty; 2017: £1,390 million)
Refer to page 115, Product warranties estimate (accounting policy) and page 143, Product warranty (financial disclosures).

Subjective estimate
The Group provides a manufacturing warranty over new vehicles for which it makes an estimated provision at the point of sale. This estimate is based on historical claims data. The specific risks are that the Group fails to recognise a provision for a significant emerging warranty issue and its estimate for expected warranty on new models is inaccurate.

Our procedures included:

- **Control operation:** testing the controls over the assumptions applied in arriving at the warranty provision, particularly, inspecting the Company's vouching of relevant data elements within provision calculation including cost per unit, volumes and unrealised profit in parts; validation of formulae used in the warranty spreadsheet; management review control of the relevant internal and external factors impacting the provision; and retrospective review control on new models assessing management bias in previous periods;
- **Re-performance:** Recalculating the warranty provision at year end in order to validate the Company's model and appropriate application of Company methodology. Consider the sensitivity of key judgements required by the Company policy and relevant internal and external factors impacting the provision; and
- **Our sector experience:** Inspecting recalls by competitors and other external data to search for unrecorded campaigns.

Valuation of pension liabilities
(£8,320 million, Defined benefit obligation; 2017: £9,969 million)
Refer to page 116, Defined benefit obligation estimate (accounting policy) and page 146, Defined benefit obligation (financial disclosures).

Subjective valuation
Small changes in the assumptions and estimates used to value the Group's pension obligation (before deducting scheme assets) would have a significant effect on the Group's net pension deficit. The risk is that these assumptions are inaccurate in the context of the UK macroeconomic environment and company-specific factors resulting in an inappropriate valuation of scheme liabilities.

Our procedures included:

- **Control operation:** testing the controls over the assumptions applied in the valuation including inspecting the Company's: annual validation of the assumptions used by its actuarial expert including discount rate, inflation rate, expected growth in earnings and mortality assumptions; selection and monitoring of its actuarial expert for competence and objectivity; and annual validation of the data sent to its actuarial expert, including member data, contributions and changes in scheme rules including benefits;
- **Benchmarking assumptions:** challenging, with the support of our own actuarial specialists, the key assumptions applied, being the discount rate, inflation rate and mortality/life expectancy against externally derived data;
- **Test of detail:** vouching data sent data sent to the actuarial expert to source documents including payroll and HR sources; and
- **Assessing transparency:** Considering the adequacy of the group's disclosures in respect of the sensitivity of the deficit to these assumptions.

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Recoverability of parent's debt due from group entities (£4,314 million; 2017: £3,788 million)
Refer to page 117, Financial instruments (accounting policy) and page 173, Receivables from subsidiaries (financial disclosures).

Low risk, high value
The carrying amount of the intra-group debtor balance represents 72% of the parent company's total assets. Their recoverability is not at a high risk of significant misstatement or subject to significant judgement. However, due to their materiality in the context of the parent company financial statements, this is considered to be the area that had the greatest effect on our overall parent company audit.

Our procedures included:

- **Tests of detail:** Assessing 100% of group debtors to identify, with reference to the relevant debtors' draft balance sheet, whether they have a positive net asset value and therefore coverage of the debt owed, as well as assessing whether those debtor companies have historically been profit-making; and
- **Assessing subsidiary audits:** Assessing the work performed by the subsidiary audit team, and considering the results of that work, on those net assets, including assessing the liquidity of the assets and therefore the ability of the subsidiary to fund the repayment of the receivable.

3 OUR APPLICATION OF MATERIALITY AND AN OVERVIEW OF THE SCOPE OF OUR AUDIT

Materiality for the group financial statements as a whole was set at £60 million, determined with reference to a benchmark of group profit before tax of £1,536 million, of which it represents 3.9%.

Materiality for the parent company financial statements as a whole was set at £55 million, determined with reference to a benchmark of company total assets, of which it represents 0.9%.

We agreed to report to the Audit Committee any corrected or uncorrected identified misstatements exceeding £2.75 million, in addition to other identified misstatements that warranted reporting on qualitative grounds.

Of the group's 31 reporting components, we subjected 4 to full scope audits for group purposes and 9 to specified risk-focused audit procedures. The latter were not individually financially significant enough to require a full scope audit for group purposes, but did present specific individual risks that needed to be addressed.

The remaining 9% of total group revenue, 2% of the total profits and losses that made up group profit before tax and 2% of total group assets is represented by 18 reporting components, none of which individually represented more than 1.5% of any of total group revenue, group profit before tax or total group assets. For these residual components, we performed analysis at an aggregated group level to re-examine our assessment that there were no significant risks of material misstatement within these.

The Group team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. The Group team approved the component materialities, which ranged from £5 million to £55 million, having regard to the mix of size and risk profile of the Group across the components. The work on 11 of the 13 components was performed by component auditors and the rest, including the audit of the parent company, was performed by the Group team.

4 WE HAVE NOTHING TO REPORT ON GOING CONCERN

We are required to report to you if we have concluded that the use of the going concern basis of accounting is inappropriate or there is an undisclosed material uncertainty that may cast significant doubt over the use of that basis for a period of at least twelve months from the date of approval of the financial statements. We have nothing to report in these respects.

5 WE HAVE NOTHING TO REPORT ON THE OTHER INFORMATION IN THE ANNUAL REPORT

The directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.

Strategic report and directors' report
Based solely on our work on the other information:

- we have not identified material misstatements in the strategic report and the directors' report;

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- in our opinion the information given in those reports for the financial year is consistent with the financial statements; and
- in our opinion those reports have been prepared in accordance with the Companies Act 2006.

6 WE HAVE NOTHING TO REPORT ON THE OTHER MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION

Under the Companies Act 2006, we are required to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

We have nothing to report in these respects.

7 RESPECTIVE RESPONSIBILITIES

Directors' responsibilities

As explained more fully in their statement set out on page 97, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor's report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

A fuller description of our responsibilities is provided on the FRC's website at www.frc.org.uk/auditorsresponsibilities.

8 THE PURPOSE OF OUR AUDIT WORK AND TO WHOM WE OWE OUR RESPONSIBILITIES

This report is made solely to the Company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members, as a body, for our audit work, for this report, or for the opinions we have formed.

JOHN LEECH (SENIOR STATUTORY AUDITOR)
for and on behalf of KPMG LLP, Statutory Auditor
CHARTERED ACCOUNTANTS
ONE SNOWHILL
SNOW HILL QUEENSWAY
BIRMINGHAM
B4 6GH
24 JULY 2018

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18
STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 104

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

For the year ended 31 March

	Note	2018 £m	2017 £m	2016 £m
Revenue	**5**	**25,786**	**24,339**	**22,286**
Material and other cost of sales excluding exceptional item		(16,328)	(15,071)	(13,405)
Exceptional item	4	1	151	(157)
Material and other cost of sales	6	(16,327)	(14,920)	(13,562)
Employee cost	7, 11	(2,722)	(2,490)	(2,321)
Employee cost – pension past service credit	32	437	–	–
Other expenses	10, 11	(5,846)	(5,376)	(4,674)
Engineering costs capitalised	11	1,610	1,426	1,242
Other income		420	379	128
Depreciation and amortisation		(2,075)	(1,656)	(1,418)
Foreign exchange gain/(loss) and fair value adjustments		48	(216)	(136)
Finance income	12	33	33	38
Finance expense (net)	12	(80)	(68)	(90)
Share of profit of equity accounted investments	15	252	159	64
Profit before tax	**13**	**1,536**	**1,610**	**1,557**
Income tax excluding tax on exceptional item		(403)	(292)	(293)
Tax on exceptional item		–	(46)	48
Income tax expense	14	(403)	(338)	(245)
Profit for the year		**1,133**	**1,272**	**1,312**
Attributable to:				
Owners of the Company		1,131	1,272	1,312
Non-controlling interests		2	–	–

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18
STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 105

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(EXPENSE)

For the year ended 31 March

	Note	2018 £m	2017 £m	2016 £m
Profit for the year		**1,133**	**1,272**	**1,312**
Items that will not be reclassified subsequently to profit or loss:				
Remeasurement of defined benefit obligation	32	546	(895)	489
Income tax related to items that will not be reclassified	14, 20	(89)	143	(113)
		457	**(752)**	**376**
Items that may be reclassified subsequently to profit or loss:				
Gain/(loss) on cash flow hedges (net)	35	2,423	(1,766)	55
Currency translation differences		(4)	34	(1)
Income tax related to items that may be reclassified	14, 20	(458)	329	(18)
		1,961	**(1,403)**	**36**
Other comprehensive income/(expense) net of tax		**2,418**	**(2,155)**	**412**
Total comprehensive income/(expense) attributable to shareholders		**3,551**	**(883)**	**1,724**
Attributable to:				
Owners of the Company		3,549	(883)	1,724
Non-controlling interests		2	–	–

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 106

CONSOLIDATED BALANCE SHEET

For the year ended 31 March

	Note	2018 £m	2017 £m	2016 £m
Non-current assets				
Equity accounted investments	15	516	475	339
Other financial assets	16	414	270	185
Property, plant and equipment	17	7,417	5,885	5,175
Intangible assets	18	6,763	6,167	5,497
Other non-current assets	19	87	80	45
Deferred tax assets	20	413	511	354
Total non-current assets		**15,610**	**13,388**	**11,595**
Current assets				
Cash and cash equivalents	21	2,626	2,878	3,399
Short-term deposits and other investments		2,031	2,609	1,252
Trade receivables		1,612	1,273	1,078
Other financial assets	16	494	218	137
Inventories	23	3,767	3,464	2,685
Other current assets	19	630	517	411
Current tax assets		10	3	10
Total current assets		**11,170**	**10,962**	**8,972**
Total assets		**26,780**	**24,350**	**20,567**
Current liabilities				
Accounts payable	24	7,614	6,508	5,758
Short-term borrowings	25	652	179	116
Other financial liabilities	26	1,189	2,139	962
Provisions	27	758	644	555
Other current liabilities	28	547	490	427
Current tax liabilities		160	144	57
Total current liabilities		**10,920**	**10,104**	**7,875**
Non-current liabilities				
Long-term borrowings	25	3,060	3,395	2,373
Other financial liabilities	26	281	1,399	817
Provisions	27	1,055	988	733
Retirement benefit obligation	32	438	1,461	567
Other non-current liabilities	28	454	362	204
Deferred tax liabilities	20	584	60	384
Total non-current liabilities		**5,872**	**7,665**	**5,078**
Total liabilities		**16,792**	**17,769**	**12,953**
Equity attributable to shareholders				
Ordinary share capital	29	1,501	1,501	1,501
Capital redemption reserve	29	167	167	167
Reserves	30	8,312	4,913	5,946
Total equity attributable to shareholders		**9,980**	**6,581**	**7,614**
Non-controlling interests		8	-	-
Total equity		**9,988**	**6,581**	**7,614**
Total liabilities and equity		**26,780**	**24,350**	**20,567**

These consolidated financial statements were approved by the Board and authorised for issue on 24 July 2018. They were signed on its behalf by:

PROF. DR. RALF D. SPETH
CHIEF EXECUTIVE OFFICER
COMPANY REGISTERED NUMBER: 06477691

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18
STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 107

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary share capital £m	Capital redemption reserve £m	Reserves £m	Equity attributable to shareholders £m	Non-controlling interests £m	Total equity £m
Balance at 1 April 2017	**1,501**	**167**	**4,913**	**6,581**	**–**	**6,581**
Profit for the year	–	–	1,131	1,131	2	1,133
Other comprehensive income for the year	–	–	2,418	2,418	–	2,418
Total comprehensive income	**–**	**–**	**3,549**	**3,549**	**2**	**3,551**
Dividend	–	–	(150)	(150)	–	(150)
Acquisition of non-controlling interest	–	–	–	–	11	11
Distribution to non-controlling interest	–	–	–	–	(5)	(5)
Balance at 31 March 2018	**1,501**	**167**	**8,312**	**9,980**	**8**	**9,988**
Balance at 1 April 2016	**1,501**	**167**	**5,946**	**7,614**	**–**	**7,614**
Profit for the year	–	–	1,272	1,272	–	1,272
Other comprehensive expense for the year	–	–	(2,155)	(2,155)	–	(2,155)
Total comprehensive expense	**–**	**–**	**(883)**	**(883)**	**–**	**(883)**
Dividend	–	–	(150)	(150)	–	(150)
Balance at 31 March 2017	**1,501**	**167**	**4,913**	**6,581**	**–**	**6,581**
Balance at 1 April 2015	**1,501**	**167**	**4,372**	**6,040**	**–**	**6,040**
Profit for the year	–	–	1,312	1,312	–	1,312
Other comprehensive income for the year	–	–	412	412	–	412
Total comprehensive income	**–**	**–**	**1,724**	**1,724**	**–**	**1,724**
Dividend	–	–	(150)	(150)	–	(150)
Balance at 31 March 2016	**1,501**	**167**	**5,946**	**7,614**	**–**	**7,614**

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18
STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 108

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March

	Note	2018 £m	2017 £m	2016 £m
Cash flows generated from operating activities				
Cash generated from operations	39	3,064	3,291	3,722
Dividends received	15	206	68	–
Income tax paid		(312)	(199)	(166)
Net cash generated from operating activities		**2,958**	**3,160**	**3,556**
Cash flows used in investing activities				
Investment in equity accounted investments	15	–	(12)	–
Purchases of other investments	15	(25)	(1)	–
Investment in other restricted deposits		(26)	(32)	(30)
Redemption of other restricted deposits		16	51	27
Movements in other restricted deposits		(10)	19	(3)
Investment in short-term deposits and other investments		(5,493)	(5,097)	(4,147)
Redemption of short-term deposits and other investments		6,016	3,797	3,961
Movements in short-term deposits and other investments		523	(1,300)	(186)
Purchases of property, plant and equipment	39	(2,135)	(1,584)	(1,422)
Proceeds from sale of property, plant and equipment		–	1	–
Net cash outflow relating to intangible asset expenditure	39	(1,614)	(1,473)	(1,384)
Finance income received		33	33	40
Acquisition of subsidiaries (net of cash acquired)	37	6	–	(11)
Net cash used in investing activities		**(3,222)**	**(4,317)**	**(2,966)**
Cash flows generated from /(used in) financing activities				
Finance expenses and fees paid		(158)	(150)	(142)
Proceeds from issuance of short-term borrowings		543	488	551
Repayment of short-term borrowings		(546)	(443)	(599)
Proceeds from issuance of long-term borrowings		373	857	–
Repayment of long-term borrowings		–	(57)	(58)
Payments of lease obligations		(4)	(4)	(5)
Distributions to non-controlling interests		(5)	–	–
Dividends paid	31	(150)	(150)	(150)
Net cash generated from/(used in) financing activities		**53**	**541**	**(403)**
Net (decrease)/increase in cash and cash equivalents		**(211)**	**(616)**	**187**
Cash and cash equivalents at beginning of year	21	2,878	3,399	3,208
Effect of foreign exchange on cash and cash equivalents		(41)	95	4
Cash and cash equivalents at end of year	**21**	**2,626**	**2,878**	**3,399**

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BACKGROUND AND OPERATIONS

Jaguar Land Rover Automotive plc ('the Company') and its subsidiaries are collectively referred to as 'the Group' or 'JLR'. The Company is a public limited company incorporated and domiciled in the United Kingdom. The address of its registered office is Abbey Road, Whitley, Coventry, CV3 4LF, England, United Kingdom.

The Company is a subsidiary of Tata Motors Limited, India and acts as an intermediate holding company for the Jaguar Land Rover business. The principal activity during the year was the design, development, manufacture and marketing of high-performance luxury saloons, specialist sports cars and four-wheel-drive off-road vehicles.

These consolidated financial statements have been prepared in Pound Sterling (GBP) and rounded to the nearest million GBP (£ million) unless otherwise stated. Results for the year ended and as at 31 March 2016 have been disclosed solely for the information of the users.

2 ACCOUNTING POLICIES

STATEMENT OF COMPLIANCE

These consolidated and parent company financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretation Committee (IFRS IC) interpretations as adopted by the European Union (EU) and the requirements of the United Kingdom Companies Act 2006 applicable to companies reporting under IFRS.

The Company has taken advantage of section 408 of the Companies Act 2006 and, therefore, the separate financial statements of the Company do not include the income statement or the statement of comprehensive income of the Company on a stand-alone basis.

BASIS OF PREPARATION

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for the assets. The principal accounting policies adopted are set out below.

GOING CONCERN

The directors have considered the financial position of the Group at 31 March 2018 (net assets of £9,988 million (2017: £6,581 million, 2016: £7,614 million)) and the projected cash flows and financial performance of the Group for at least 12 months from the date of approval of these financial statements as well as planned cost and cash improvement actions, and believe that the plan for sustained profitability remains on course.

The directors have taken actions to ensure that appropriate long-term cash resources are in place at the date of signing the accounts to fund Group operations and that all debt repayments will be met.

Therefore, the directors consider, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the Group, that the Group has adequate resources to continue in operation as a going concern for the foreseeable future and is able to meet its financial covenants linked to the borrowings in place. Accordingly, the directors continue to adopt the going concern basis in preparing these consolidated and parent company financial statements.

BASIS OF CONSOLIDATION

Subsidiaries

The consolidated financial statements include Jaguar Land Rover Automotive plc and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee, is exposed or has rights to variable return from its involvement with the investee, and has the ability to use its power to affect its returns. In assessing control, potential voting rights that currently are exercisable are taken into account, as well as other contractual arrangements that may influence control. All subsidiaries of the Group given in note 43 to the parent company financial statements are included in the consolidated financial statements.

Intercompany transactions and balances including unrealised profits are eliminated in full on consolidation.

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 110 ANNUAL REPORT 2017/18 2 A C C O U N T I N G P O L I C I E S (continued) Joint ventures and associates (equity accounted investments) Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for decisions about the relevant activities of the entity, being those activities that significantly affect the Group’s returns. Associates are those entities in which the Group has significant influence, but not control or joint control. Significant influence is the power to participate in the financial and operating policy decisions of the investee and is presumed to exist when the Group holds between 20 and 50 per cent of the voting power of the investee. Joint ventures and associates are accounted for using the equity method and are recognised initially at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses, other comprehensive income, and equity movements of equity accounted investments, from the date that joint control or significant influence commences until the date that joint control or significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investment, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. When the Group transacts with a joint venture or associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in its joint venture or associate. Dividends received are recognised when the right to receive payment is established. U S E O F E S T I M AT E S A N D J U D G E M E N T S The preparation of financial statements in conformity with IFRS requires the use of judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those that are significant to the Group are discussed separately below. Judgements In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements: Revenue from multiple element arrangements: Where a contractual arrangement consists of two or more separate elements that have value to a customer on a stand-alone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements. Sales of bundled offers generally involve service plans and data connectivity contracts with the vehicle. For offers that cannot be separated into identifiable components, revenues are recognised in full over the life of the contract. The Group makes judgements on what components can be separated and the appropriate margin used to defer that component (cost plus basis). Refer to note 5. Assessment of cash-generating units: The Group has determined that there is one cash-generating unit. This is on the basis that there are no smaller groups of assets that can be identified with certainty which generate specific cash flows that are independent of the inflows generated by other assets or groups of assets. Refer to note 18. Alternative performance measures (APMs): Management exercises judgement in determining the adjustments to apply to IFRS measurements in order to derive APMs that provide additional useful information on the underlying trends. Refer to note 3. Capitalisation of product engineering costs: The Group undertakes significant levels of research and development activity and for each vehicle program a periodic review is undertaken. The Group applies judgement in determining at what point in a vehicle program’s life cycle the recognition criteria under IAS 38 are satisfied and estimates the proportion of central overhead allocated. E S T I M AT E S A N D A S S U M P T I O N S : The areas where assumptions and estimates are significant to the financial statements are as described below. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Impairment of intangible and tangible fixed assets: The Group tests annually whether indefinite lived intangible fixed assets have suffered any impairment. The recoverable amount of the cash-generating unit is based on the higher of value in use and the fair value less cost of disposal. Value in use is calculated from cash flow projections generally over

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 111 ANNUAL REPORT 2017/18 2 A C C O U N T I N G P O L I C I E S (continued) five years using data from the Group’s latest internal forecasts, and extrapolated beyond five years using estimated long-term growth rates. Key assumptions and sensitivities for impairment are disclosed in note 18. The Group has considered it appropriate to include additional sensitivities for the year ended 31 March 2018 for further transparency. Product warranties: The Group provides product warranties on all new vehicle sales. Provisions are generally recognised when vehicles are sold or when new warranty programs are initiated. Based on historical warranty claim experience, assumptions have to be made on the type and extent of future warranty claims and customer goodwill, as well as on possible recall campaigns. These assessments are based on experience of the frequency and extent of vehicle faults and defects in the past. In addition, the estimates also include assumptions on the amounts of potential repair costs per vehicle and the effects of possible time or mileage limits. The provisions are regularly adjusted to reflect new information. Refer to note 27. The Group also has back-to-back contractual arrangements with its suppliers in the event that a vehicle fault is proven to be a supplier’s fault. Estimates are made of the expected reimbursement claims based upon historical levels of recoveries by supplier, adjusted for inflation and applied to the population of vehicles under warranty at the balance sheet date. Supplier reimbursement claims are presented as separate assets in note 16. Retirement benefit obligation: The present value of the post-employment benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/(income) for pensions include the discount rate, inflation and mortality assumptions. Any changes in these assumptions will impact upon the carrying amount of post-employment benefit obligations. Key assumptions and sensitivities for post-employment benefit obligations are disclosed in note 32. Variable marketing expense: The Group accrues for the estimated incentives required to be paid to dealers to retail vehicles previously wholesaled. Estimates are revised on a monthly basis and reflect both historical experience, competitor pricing, ageing of vehicles and local market conditions. Uncertain tax provisions: Tax provisions are recognised for uncertain tax positions where a risk of an additional tax liability has been identified and it is probable that the Group will be required to settle that tax. Measurement is dependent on management’s expectations of the outcome of decisions by tax authorities in the various tax jurisdictions in which the Group operates. This is assessed on a case-by-case basis using in-house experts, professional firms and previous experience. REVEN U E R E C O G N I T I O N Revenue comprises the amounts invoiced to customers outside the Group and is measured at the fair value of the consideration received or receivable, net of discounts, sales incentives, dealer bonuses and rebates granted, which can be identified at the point of wholesale. Revenue is presented net of excise duty, where applicable, and other indirect taxes. Revenue is recognised when the risks and rewards of ownership have been transferred to the customer and the amount of revenue can be reliably measured with it being probable that future economic benefits will flow to the Group. The transfer of the significant risks and rewards are defined in the underlying agreements with the customer. The Group also engages in bill-and-hold arrangements. These are contractual arrangements with customers where JLR retains physical possession of the goods until they are later transferred to the customer. This is typically when vehicles are wholesaled to the Group’s retailers but are retained within vehicle holding compounds until the retailer requires for the vehicle to be called to their premises. To comply with IAS 18, it must be demonstrated that the customer has taken title, that it is probable that delivery will be made, that the goods are on hand, identified and ready for delivery, that the customer has acknowledged the deferral of delivery and that usual payment terms apply. No sale is recognised where, following disposal of significant risks and rewards, the Group retains a significant financial interest. The Group’s interest in these items is retained in inventory, with a creditor being recognised for the contracted buyback price. Income under such agreements, measured as the difference between the initial sale price and the buyback price, is recognised on a straight-line basis over the term of the agreement. The corresponding costs are recognised over the term of the agreement based on the difference between the item’s cost, including estimated costs of resale, and the expected net realisable value.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 112

2 ACCOUNTING POLICIES (continued)

If a sale includes an agreement for subsequent servicing or maintenance, the fair value of that service is deferred and recognised as income over the relevant service period in proportion with the expected cost pattern of the agreement.

Revenue as reported in the consolidated income statement is presented net of the impact of realised foreign exchange relating to derivatives hedging revenue exposures.

COST RECOGNITION

Costs and expenses are recognised when incurred and are classified according to their nature.

Expenditures are capitalised, where appropriate, in accordance with the policy for internally generated intangible assets and represent employee costs, stores and other manufacturing supplies, and other expenses incurred for product development undertaken by the Group.

Material and other cost of sales as reported in the consolidated income statement is presented net of the impact of realised foreign exchange relating to derivatives hedging cost exposures.

GOVERNMENT GRANTS AND INCENTIVES

Government grants are recognised when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received.

Government grants are recognised in the consolidated income statement, either on a systematic basis when the Group recognises, as expenses, the related costs that the grants are intended to compensate or, immediately, if the costs have already been incurred.

Government grants related to assets are deducted from the cost of the asset and amortised over the useful life of the asset. Government grants related to income are presented as an offset against the related expenditure, and government grants that are awarded as incentives with no ongoing performance obligations to the Group are recognised as other income in the period in which the grant is received.

Sales tax incentives received from governments are recognised in the consolidated income statement at the reduced tax rate, and revenue is reported net of these sales tax incentives.

FOREIGN CURRENCY

The Company has a functional currency of GBP. The presentation currency of the consolidated financial statements is GBP.

The directors of the Company have determined that the functional currency of the UK and non-UK selling operations is GBP, being the primary economic environment that influences these operations. This is on the basis that the directors assess control as being in the UK, GBP is the currency that primarily determines sales prices and is the main currency for the retention of operating income. The functional currency of Chery Jaguar Land Rover Automotive Company Ltd., the Group's principal joint venture, is Chinese Yuan (CNY). The functional currency of Jaguar Land Rover Slovakia s.r.o is Euro and the functional currency of Jaguar Land Rover India is INR.

Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the consolidated income statement as 'Foreign exchange loss'.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (non-GBP functional currency) are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity.

INCOME TAXES

Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity), or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 113 ANNUAL REPORT 2017/18 2 A C C O U N T I N G P O L I C I E S (continued) Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised. Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, and on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.    E XCEPTIO NAL I T E M The exceptional item relating to the Tianjin incident has been disclosed separately in the Consolidated Income Statement to enhance the reader’s understanding of the performance of the Group presented as EBIT and EBITDA (see note 4).    PRO P E R T Y, P L A N T A N D E Q U I P M E N T Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Land is not depreciated. Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use. Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows: Class of property, plant and equipment Estimated useful life (years) Buildings 20 to 40 Plant, equipment and leased assets 3 to 30 Vehicles 3 to 10 Computers 3 to 6 Fixtures and fittings 3 to 20 The depreciation for property, plant and equipment with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Heritage assets are not depreciated as they are considered to have a residual value in excess of cost. Residual values are reassessed on an annual basis. Depreciation is not recorded on assets under construction until construction and installation are complete and the asset is ready for its intended use. Assets under construction include capital advances. Depreciation is not recorded on heritage assets as the Group considers their residual value to approximate their cost.

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 114 ANNUAL REPORT 2017/18 2 A C C O U N T I N G P O L I C I E S (continued) IN TA NGIBL E A S S E T S Acquired intangible assets Intangible assets purchased, including those acquired in business combinations, are measured at acquisition cost, which is the fair value on the date of acquisition, where applicable, less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether an indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis. For intangible assets with finite lives, amortisation is charged on a straight-line basis over the estimated useful lives of the acquired intangible assets as per the estimated amortisation periods below: Estimated amortisation period Class of intangible asset (years) Software 2 to 8 Patents and technological know-how 2 to 12 Customer-related – dealer network 20 Intellectual property rights and other intangibles 3 to indefinite The amortisation for intangible assets with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates. Capital work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of dealer networks. Intellectual property rights and other intangibles mainly consist of brand names, which are considered to have indefinite lives due to the longevity of the brands. Internally generated intangible assets Research costs are charged to the consolidated income statement in the year in which they are incurred. Product engineering costs incurred on new vehicle platforms, engines, transmission and new products are recognised as intangible assets – when feasibility has been established, the Group has committed technical, financial and other resources to complete the development and it is probable that the asset will generate future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Product engineering cost is amortised over the life of the related product being a period of between two and ten years. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss, if any. Amortisation is not recorded on product engineering in progress until development is complete. IMPA IRMEN T Property, plant and equipment and intangible assets At each balance sheet date, the Group assesses whether there is any indication that any property, plant and equipment and intangible assets may be impaired. If any such impairment indicator exists, the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier if there is an indication that the asset may be impaired. The estimated recoverable amount is the higher of value in use and fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit) for which the estimates of future cash flows have not been adjusted.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18
STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 115

2 ACCOUNTING POLICIES (continued)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement.

An annual impairment review for heritage assets is performed as the assets are held at cost and not depreciated and any impairment in the carrying value is recognised immediately in the consolidated income statement.

Equity accounted investments: joint ventures and associates

The requirements of IAS 36 *Impairment of Assets* are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group's investment in a joint venture or an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 *Impairment of Assets* as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.

INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Cost of raw materials and consumables are ascertained on a first-in, first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods, determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.

Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Group and are amortised in changes in stocks and work-in-progress to their residual values (i.e. estimated second-hand sale value) over the term of the arrangement.

PROVISIONS

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are held for product warranty, legal and product liabilities, residual risks and environmental risks as detailed in note 27 to the consolidated financial statements.

Supplier reimbursements are recognised as separate assets within 'Other financial assets'. See note 16.

LONG TERM INCENTIVE PLAN ('LTIP')

The Group operates a share-based payment LTIP arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant date and the share price of Tata Motors Limited at the vesting date, subject to profitability and employment conditions. These are accounted for as cash-settled arrangements, whereby a liability is recognised at fair value at the date of grant, using a Black-Scholes model. At each balance sheet date, until the liability is settled, the fair value of the liability is remeasured, with any corresponding changes in fair value recognised in the consolidated income statement.

LEASES

At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the contractual terms and substance of the lease arrangement.

Assets taken on finance lease

A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 116 ANNUAL REPORT 2017/18 2 A C C O U N T I N G P O L I C I E S (continued) Assets taken on operating lease Leases other than finance leases are operating leases, and the leased assets are not recognised on the Group’s consolidated balance sheet. Payments made under operating leases are recognised in the consolidated income statement on a straight-line basis over the term of the lease in ‘Other expenses’. EM P L OY EE B E N E F I T S Pension schemes The Group operates several defined benefit pension schemes; the UK defined benefit schemes were previously contracted out of the second state pension scheme until 5 April 2016. The assets of the plans are generally held in separate trustee-administered funds. The plans provide for a monthly pension after retirement based on salary and service as set out in the rules of each scheme. Contributions to the plans by the Group take into consideration the results of actuarial valuations. The plans with a surplus position at the balance sheet date have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognised. The UK defined benefit schemes were closed to new joiners in April 2010. For defined benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial revaluations being carried out at the end of each reporting period. Defined benefit costs are split into three categories: • Current service cost, past service cost and gains and losses on curtailments and settlements; • Net interest cost; and • Remeasurement. Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on scheme assets (excluding interest) is recognised immediately in the consolidated balance sheet with a charge or credit to the consolidated statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled. Past service cost, including curtailment gains and losses, is generally recognised in profit or loss in the period of scheme amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability. The Group presents these defined benefit costs within ‘Employee cost’ in the consolidated income statement (see note 7). Separate defined contribution schemes are available to all other employees of the Group. Costs in respect of these schemes are charged to the consolidated income statement as incurred. Post-retirement Medicare scheme Under this unfunded scheme, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Group as part of an Early Separation Scheme, on medical grounds or due to permanent disablement, are also covered under the scheme. The applicable subsidiaries (and therefore, the Group) account for the liability for the post-retirement medical scheme based on an annual actuarial valuation. Actuarial gains and losses Actuarial gains and losses relating to retirement benefit plans are recognised in the consolidated statement of comprehensive income in the year in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognised in the consolidated income statement in the year in which they arise. Measurement date The measurement date of all retirement plans is 31 March.

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 117 ANNUAL REPORT 2017/18 2 A C C O U N T I N G P O L I C I E S (continued) F I NAN CIAL I N S T R U M E N T S Classification, initial recognition and measurement A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through profit or loss (which can either be held for trading or designated as fair value options); held-to-maturity investments; loans and receivables; and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through profit or loss or classified as other financial liabilities. Where the Group has received from third parties consideration in the form of convertible loan notes, these are designated as fair value through profit or loss using the fair value option. Financial instruments are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified. Financial assets and financial liabilities at fair value through profit or loss – held for trading: Derivatives, including embedded derivatives separated from the host contract, are classified into this category. Financial assets and liabilities are measured at fair value with changes in fair value recognised in the consolidated income statement with the exception of those derivatives that are designated as cash flow hedging instruments and for which hedge accounting is applied. Held-to-maturity: Held-to-maturity assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity that the Group has the intention and ability to hold to maturity and that are not classified as financial assets at fair value through profit or loss or financial assets available-for-sale and do not meet the criteria for loans and receivables. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any. Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that are not classified as financial assets at fair value through profit or loss or financial assets available-for-sale. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any. These include cash and cash equivalents, trade receivables, finance receivables and other financial assets. Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial assets categories. Subsequently, these are measured at fair value and changes therein are recognised in other comprehensive income, net of applicable deferred income taxes, and accumulated in the investments revaluation reserve with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognised directly in profit or loss. The Group does not hold any available-for-sale financial assets. Investments in equity instruments are recognised at fair value, however, where a quoted market price in an active market is not available, equity instruments are measured at cost. Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to either the amortised cost of the senior notes or the present value of the lost interest for the remaining term of the senior notes. Equity instruments An equity instrument is any contract that evidences residual interests in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs. Other financial liabilities These are measured at amortised cost using the effective interest method.

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 118 ANNUAL REPORT 2017/18 2 A C C O U N T I N G P O L I C I E S (continued) Determination of fair value Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the Group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models. Derecognition of financial assets and financial liabilities The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement. Impairment of financial assets The Group assesses at each balance sheet date whether there is objective evidence that a financial asset, other than those at fair value through profit or loss, or a group of financial assets is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Loans and receivables & held to maturity Objective evidence of impairment includes default in payments with respect to amounts receivable from customers, significant financial difficulty of the customer or bankruptcy. Impairment loss in respect of assets held at amortised cost is calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognised in the consolidated income statement. If the amount of an impairment loss decreases in a subsequent year, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. The reversal is recognised in the consolidated income statement. Equity investments A significant or prolonged decline in the fair value of the security below its cost is also evidence that the asset is impaired. If any such evidence exists, the cumulative loss (measured as the difference between the acquisition cost and the current fair value), less any impairment loss on that financial asset previously recognised in profit or loss is removed from equity and recognised in profit and loss. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. Hedge accounting The Group uses foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Group designates these foreign currency forward contracts, foreign currency options and borrowing denominated in foreign currency in a cash flow hedging relationship by applying hedge accounting principles under IAS 39. The Group uses cross-currency interest rate swaps to convert some of its issued debt from foreign denominated fixed rate debt to GBP floating rate debt. Hedge accounting is applied using both fair value and cash flow hedging relationships. The designated risks are foreign currency and interest rate risks. These derivative contracts are stated at fair value on the consolidated balance sheet at each reporting date. Changes in the fair value of these contracts that are designated in a fair value hedge are taken to the consolidated income statement. They offset the change in fair value, attributable to the hedged risks, of the borrowings designated as

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 119 ANNUAL REPORT 2017/18 2 A C C O U N T I N G P O L I C I E S (continued) the hedge item. Changes in the fair value of the derivative contracts that are designated and effective as hedges of future cash flows are recognised in other comprehensive income (net of tax), and any ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in other comprehensive income are reclassified to the consolidated income statement in the periods in which the forecast transactions affect profit or loss. For options, the time value is not a designated component of the hedge, and therefore all changes in fair value related to the time value of the instrument are recognised immediately in the consolidated income statement. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. For forecast or committed transactions, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is retained there until the forecast transaction impacts profit or loss. If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is immediately transferred and recognised in the consolidated income statement. NEW A C C O U N T I N G P R O N O U N C E M E N T S In the current year, the Group adopted the following standards, revisions and amendments to the standards and interpretations (which had a material impact upon the Group) IAS 7 has been amended to require additional disclosure to help users evaluate changes in borrowings. The amendment is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted subject to EU endorsement. The Group has included a net debt reconciliation within its disclosures following the adoption of this standard. The following pronouncements, issued by the IASB and endorsed by the EU, are not yet effective and have not yet been adopted by the Group. The Group is evaluating the impact of these pronouncements on the consolidated financial statements IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and contractual cash flow characteristics of the financial asset. The Group has undertaken an assessment of classification and measurement and the Group does not expect a material impact on the financial statements given that equity investments which are not equity accounted are valued at fair value through profit or loss at 31 March 2018. The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. The Group has undertaken an assessment of the impairment provisions, especially with regards to trade receivables and has applied the simplified approach under the standard. For all principal markets, the Group operates with major financial institutions who take on the principal risks of sales to customers and consequently the Group receive full payment for these receivables between 0–30 days. Therefore the Group has concluded that there will be no material impact under the standard for remeasurement of impairment provisions under the standard. The new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. The Group has undertaken an assessment of their IAS 39 hedge relationships against the requirements of IFRS 9 and has concluded that the Group’s current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. Due to the materiality of the Group’s hedge book, a full transition project has occurred during FY 18 which has resulted in substantial modifications to existing treasury processes and systems. The Group has identified a change with respect to the treatment of the cost of hedging, specifically the time value of the foreign exchange options and foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps. The time value of foreign exchange options and the foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps will now be recorded in a separate component of the statement of comprehensive income and consequently it is expected that there will be a reduction in the volatility of amounts reported in the income statement. Foreign exchange gains/losses for non-financial items will now be recognised as an adjustment to that non-financial item (i.e. inventory) when recorded on the consolidated balance sheet and this adjustment will be made on a prospective basis from 1 April 2018. Furthermore, it is expected this it will be possible in the future to apply hedge accounting rules to the majority of commodity hedging instruments.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18
STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 120

2 ACCOUNTING POLICIES (continued)

Under the transition rules of IFRS 9, the Group will restate comparative financial information for accounting for the time value of options and has voluntarily chosen to apply retrospectively accounting for cross-currency basis. The financial impact of this change is as follows:

Balance sheet item	Change as at 31 March 2016 as a result of adoption of IFRS 9	Change as at 31 March 2017 as a result of adoption of IFRS 9	Change as at 31 March 2018 as a result of adoption of IFRS 9	Reason for change
Retained earnings	£33.5m	£(3.8)m	£(22.2)m	Time value of options recognised in Cost of Hedge Reserve as per IFRS 9
Hedge reserve	£8.8m	£96.1m	£79.4m	Basis spread adjustment recognised as a separate component of OCI
Cost of hedge reserve	£(42.2)m	£(92.3)m	£(52.7)m	Time value of options and basis spread adjustment recognised as a separate component of OCI

In addition, under the published change issued by the IASB in February 2018 regarding the modification of financial liabilities, an additional charge of £5.0 million has been recognised for the financial year ended 31 March 2018 representing the loss recognised on the modification of the Group's undrawn revolving credit facility.

The financial impact assessment made by the Group is preliminary as not all transaction work requirements have been finalised and therefore may be subject to adjustment.

IFRS 15 *Revenue from Contracts with Customers* replaces IAS 18 *Revenue* and IAS 11 *Construction Contracts* and related interpretations (such as IFRIC 13 *Customer Loyalty Programmes*).

Application of IFRS 15 is mandatory for reporting periods beginning on or after 1 January 2018, although early adoption is permitted. The Group will apply IFRS 15 for the first time for the financial year beginning on 1 April 2018.

The Group proposes to apply the modified retrospective application approach, meaning that comparative periods are not restated according to IFRS 15. Instead, the cumulative effect of the application of the Standard will be recognised in opening balance sheet reserves.

The new standard identifies a comprehensive five-step model for determining revenue recognition, including the amount and timing that revenue is recognised. This is generally to be applied to all contracts with customers. The model depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.

The Group has assessed the impact on the consolidated financial statements of adopting IFRS 15 and it is not expected to have a significant impact on the Group's profitability, liquidity and capital resources or financial position.

The anticipated primary impact on the Group refers to consideration payable to customers, which the Standard defines as discounts, rebates, refunds or other forms of disbursement to customers (such as retailers) or end customers (as part of the overall distribution chain), where a service is not received in return and, if a service is received in return, where it cannot be fair-valued. The treatment of such items is a reclassification of marketing expenses to revenue reductions and this totalled £112 million for the year ended 31 March 2018 and £106 million for the year ended 31 March 2017.

Other specific impacts on the Group will occur in particular with regard to the treatment of associated vehicle sale performance obligations, and the assessment of principal versus agent in providing or arranging for storage, freight and in-transit insurance alongside the sale of a vehicle. These transport arrangements are made when delivering vehicles to retailers across the global network.

In accordance with IFRS 15, the Group has determined that it is an agent in providing these services, and therefore will amend the presentation of these amounts from a gross basis (i.e. revenues and costs separately) to a net basis (where consideration received will be presented net of associated costs in the income statement). The financial impact of this change is a reclassification of costs against revenue of £329 million for the year ended 31 March 2018 and £290 million for the year ended 31 March 2017.

The Group will reclassified royalty income and incremental income from customers from Other income to Revenue and this totals £133 million for the year ended 31 March 2018 and £106 million for the year ended 31 March 2017.

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 121 ANNUAL REPORT 2017/18 2 A C C O U N T I N G P O L I C I E S (continued) The result of the changes discussed above will not materially impact profit before tax as previously reported. The anticipated impact to the Group’s EBIT is an increase of 0.1% for each of the financial years. The introduction of the Standard will give rise to new financial statement categories in the statement of financial position, being ‘contract assets’ and ‘contract liabilities’. These items can arise through advance payment or advance delivery at the contract level. In addition, disclosure requirements are extended. The IASB published amendments to IFRS 15 in April 2016. These changes allow for transitional arrangements for modified and fulfilled contracts, and clarify the identification of performance obligations, principal-agent relationships and licenses. The application of these amendments is also not expected to have any major impact on the Group’s profitability, liquidity and capital resources or financial position. The financial impact assessment made by the Group is preliminary as not all transaction work requirements have been finalised and therefore may be subject to adjustment. IFRS 16 Leases sets out a new approach to accounting for leases by lessees. Whilst under IAS 17, the accounting treatment of a lease was determined on the basis of the transfer of risks and rewards incidental to ownership of the asset, whereas under the new standard, all leases in general are to be accounted for by the lessee in a similar way to finance lease arrangements. The standard is effective for annual periods beginning on or after 1 January 2019 and earlier application is permitted subject to EU endorsement and the adoption of IFRS 15. The Group has continued with its IFRS 16 project during the financial year though as the compilation and assessment of contracts has yet to be concluded, a reliable quantitative measurement cannot be made. The Group will, however, apply the available exceptions regarding the recognition of short-term leases and low value leasing assets. The following pronouncements, issued by the IASB, have not yet been endorsed by the EU, are not yet effective and have not yet been adopted by the Group. The Group is evaluating the impact of these pronouncements on the consolidated financial statements IFRS 17 Insurance Contracts was published on 18 May 2017 and replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. For fixed-fee service contracts whose primary purpose is the provision of services, such as roadside assistance, entities have an accounting policy choice to account for them in accordance with either IFRS 17 or IFRS 15. Due to the existing operating activities of the Group, adoption of IFRS 17 is not expected to have a material impact on either the profitability or the net assets of the Group. IFRIC 23 Uncertainty over Income Tax Treatments was published in June 2017 which sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to determine whether uncertain tax positions are assessed separately or as a group and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation applies to annual reporting periods beginning on or after 1 January 1 2019 with earlier application permitted. The IASB issued an amendment to IFRS 10 (Consolidated Financial Statements) and IAS 28 (Investments in Associated and Joint Ventures) in September 2014 to clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows: • Requires full recognition in the investor’s financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations); and • Requires the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognised only to the extent of the unrelated investors’ interests in that associate or joint venture. These requirements apply regardless of the legal form of the transaction, for example, whether the sale or contribution of assets occurs by an investor transferring shares in a subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves. The IASB has indefinitely postponed the effective date, with early adoption permitted. The IASB issued IFRIC 22 (Foreign Currency Transaction and Advance Consideration) in December 2016 which clarified accounting requirements with respect to exchange rate to be used for reporting foreign currency transactions when payment is made or received in advance. This is effective for annual periods beginning on or after 1 January 2018. The Group is currently assessing the impact of adopting IFRIC 22.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 122

2 ACCOUNTING POLICIES (continued)

The IASB issued amendments to **IFRS 2 (*Share-based Payments*)** in June 2016 that clarify how to account certain share-based payment transactions. The amendments are:

- Accounting requirements with respect to the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
- Accounting requirements with respect to share-based payment transactions with a net settlement feature for withholding tax obligations; and
- Modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The amendments are effective from 1 January 2018, with early adoption permitted.

The Group is currently assessing the impact of adopting the amendments.

The IASB issued amendments to **IAS 19 (*Employee Benefits*)** in February 2018 which clarified the accounting for plan amendments, curtailments and settlements. If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement.

In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

The Group is currently assessing the impact of adopting the amendments.

3 ALTERNATIVE PERFORMANCE MEASURES

In reporting financial information, the Group presents alternative performance measures ('APMs') which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used within this Annual Report are defined below.

Alternative performance measure	Definition
EBITDA	EBITDA is defined as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, share of profit/loss from equity accounted investments, depreciation and amortisation.
EBIT	EBIT is defined as for EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.
Free cash flow before financing	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow before financing also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.
Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments and expensed research and development costs.
Operating cash flow before investment	Free cash flow before financing excluding total product and other investment.
Working capital	Changes in assets and liabilities as presented in note 39 on page 164. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in EBIT or EBITDA.
Retail Sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.
Wholesales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

The Group uses EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year on year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 123

3 ALTERNATIVE PERFORMANCE MEASURES (continued)

The Group uses EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives held, unrealised foreign exchange can distort the financial performance of the Group from one period to another.

During the year ended 31 March 2018, the definitions of EBIT and EBITDA were amended to exclude foreign exchange gains/losses on realised currency derivatives entered into to hedge certain foreign currency debt. The Group considers the amended APM to better measure profitability of the Group as it aligns the presentation of realised foreign exchange gains/losses of economic hedges with the presentation of the underlying foreign exchange gains/losses. EBIT for the years ended 31 March 2017 and 31 March 2016 prior to the change was £1,458 million and £1,793 million respectively. EBITDA for the years ended 31 March 2017 and 31 March 2016 prior to the change was £2,955 million and £3,147 million respectively.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

During the year ended 31 March 2018, the definition of free cash flow was amended to include finance expenses and fees and payments of lease obligations. The Group considers the amended APM to better reflect the operating performance of the Group. Free cash flow for the year ended 31 March 2017 and 31 March 2016 was £295 million and £791 million, respectively.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Reconciliations between these alternative performance measures and statutory reported measures are shown below.

EBIT AND EBITDA

Year ended 31 March	Note	2018 £m	2017 £m	2016 £m
EBITDA		**2,797**	**2,942**	**3,147**
Depreciation and amortisation	13	(2,075)	(1,656)	(1,418)
Share of profit of equity accounted investments	15	252	159	64
EBIT		**974**	**1,445**	**1,793**
Foreign exchange gain on derivatives	13	91	6	86
Unrealised (loss)/gain on commodities	13	(2)	148	(59)
Foreign exchange gain/(loss) on loans	13	71	(101)	(54)
Foreign exchange gain/(loss) on economic hedges of loans	13	11	(4)	–
Finance income	12	33	33	38
Finance expense (net)	12	(80)	(68)	(90)
Pension past service credit	32	437	–	–
Exceptional item	4	1	151	(157)
Profit before tax		**1,536**	**1,610**	**1,557**

RETAIL AND WHOLESALES

Year ended 31 March	2018 Units	2017 Units	2016 Units
Retail sales	**614,309**	604,009	521,571
Wholesales	**545,298**	534,746	509,326

The difference between retail and wholesales represents sales made by our Chinese joint venture (2018: 88,212, 2017: 66,060, 2016: 34,751) and timing differences.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18
STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 124

3 ALTERNATIVE PERFORMANCE MEASURES (continued)

FREE CASH FLOW

Year ended 31 March	Note	2018 £m	2017 £m	2016 £m
Net cash generated from operating activities		2,958	3,160	3,556
Net cash used in investing activities		(3,222)	(4,317)	(2,966)
Net cash (used in)/generated from operating and investing activities		**(264)**	**(1,157)**	**590**
Finance expenses and fees paid		(158)	(150)	(142)
Payments of finance lease obligations		(4)	(4)	(5)
Adjustments for:				
Movements in short-term deposits		(523)	1,300	186
Foreign exchange (loss)/gain on short-term deposits	39	(55)	57	11
Foreign exchange (loss)/gain on cash and cash equivalents	39	(41)	95	4
Free cash flow		**(1,045)**	**141**	**644**

TOTAL PRODUCT AND OTHER INVESTMENT

Year ended 31 March	Note	2018 £m	2017 £m	2016 £m
Purchases of property, plant and equipment		2,135	1,584	1,422
Net cash outflow relating to intangible asset expenditure		1,614	1,473	1,384
Research and development expensed	11	406	368	318
Investment in equity accounted investments		–	12	–
Purchases of other investments		25	1	–
Acquisition of subsidiary		6	–	11
Total product and other investment		**4,186**	**3,438**	**3,135**

4 EXCEPTIONAL ITEM

The exceptional items within 'Material and other cost of sales' relate to the impact of the explosion at the port of Tianjin (China) in August 2015.

The exceptional item of £1 million for the year ended 31 March 2018 related to the recovery of import duties which led to a reversal of the initial provision recorded in the quarter ended 30 September 2015.

The exceptional item of £151 million for the year ended 31 March 2017 related to recoveries in respect of stored vehicles damaged in the explosion and included amounts received for insurance, taxes and saleable vehicles. In addition to the exceptional item of £151 million, a further £35 million of insurance and vehicle recoveries were recognised in the year ended 31 March 2017 related to additional costs of £35 million incurred in the year ended 31 March 2017 that were associated with Tianjin, including lost and discounted vehicle revenue.

The exceptional item of £157 million for the year ended 31 March 2016 related to the full financial year impact of the explosion at the port of Tianjin. A provision of £245 million against the carrying value of inventory (finished goods) was recorded in the second quarter ended 30 September 2015, based on the Group's assessment of the physical condition of the vehicles involved. Subsequent to that, insurance proceeds of £55 million were received, together with the conclusion of further assessments of the condition of the remaining vehicles, which led to a reversal of £33 million of the initial provision.

Details of the past service credit for £437 million which was recognised in the year ended 31 March 2018 are disclosed in note 32.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18
STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 125

5 REVENUE

Year ended 31 March	2018 £m	2017 £m	2016 £m
Sale of goods	27,175	25,659	22,208
Realised revenue hedges	(1,389)	(1,320)	78
Total revenue	**25,786**	**24,339**	**22,286**

*Included within 'Sale of goods' is £134 million (2017: £80 million, 2016: £51 million) of revenue which has arisen from the sale of service plans.

6 MATERIAL AND OTHER COST OF SALES

Year ended 31 March	2018 £m	2017 £m	2016 £m
Changes in inventories of finished goods and work-in-progress	(327)	(754)	(257)
Purchase of products for sale	1,237	1,144	876
Raw materials and consumables used	15,599	14,621	12,684
Realised purchase hedges	(182)	(91)	259
Total material and other cost of sales	**16,327**	**14,920**	**13,562**

7 EMPLOYEE NUMBERS AND COSTS

Year ended 31 March	2018 £m	2017 £m	2016 £m
Wages and salaries	2,068	1,915	1,738
Social security costs and benefits	328	294	274
Pension costs	326	281	309
Total employee cost	**2,722**	**2,490**	**2,321**

Average employee numbers for the year ended 31 March 2018	Non-agency	Agency	Total
Manufacturing	18,628	2,909	21,537
Research and development	7,216	2,934	10,150
Other	8,689	1,411	10,100
Total employee numbers	**34,533**	**7,254**	**41,787**

Average employee numbers for the year ended 31 March 2017	Non-agency	Agency	Total
Manufacturing	18,988	2,770	21,758
Research and development	6,632	2,803	9,435
Other	7,430	1,070	8,500
Total employee numbers	**33,050**	**6,643**	**39,693**

Average employee numbers for the year ended 31 March 2016	Non-agency	Agency	Total
Manufacturing	17,235	3,140	20,375
Research and development	6,060	3,115	9,175
Other	6,494	961	7,455
Total employee numbers	**29,789**	**7,216**	**37,005**

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 126

8 DIRECTORS' EMOLUMENTS

Year ended 31 March	2018 £	2017 £	2016 £
Directors' emoluments	3,825,382	3,957,673	3,613,282
(Decrease)/increase of long-term incentive scheme amounts receivable	(14,128)	537,445	197,782
Post-employment benefits	393,673	873,214	786,351

The aggregate of emoluments received in the year and amounts accrued under the long-term incentive plan ('LTIP') of the highest paid director was £3,709,532 (2017: £4,393,459, 2016: £3,709,433), together with a cash allowance in lieu of pension benefits of £393,673 (2017: £873,214, 2016: £786,351). During the year, the value of LTIP awards accrued has decreased by £(14,128) (2017: increase of £537,445, 2016: increase of £197,782), which will become payable in future periods.

There were no directors who were members of a defined benefit pension scheme or a defined contribution scheme during the years ended 31 March 2018, 2017 and 2016.

No directors received any LTIP cash payments during the years ended 31 March 2018, 2017 and 2016.

9 LONG-TERM INCENTIVE PLAN ('LTIP')

During the year ended 31 March 2016, the Group issued the final share-based payment LTIP arrangement based on the share price of Tata Motors Limited. The scheme provides a cash payment to the employee based on a specific number of phantom shares at the grant date and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent upon continued employment for the duration of the three-year vesting period.

Year ended 31 March	2018 number	2017 number	2016 number
Outstanding at the beginning of the year	4,115,221	6,032,857	5,637,242
Granted during the year	–	974	2,317,710
Vested in the year	(1,918,331)	(1,665,663)	(1,690,151)
Forfeited in the year	(267,499)	(252,947)	(231,944)
Outstanding at the end of the year	**1,929,391**	**4,115,221**	**6,032,857**

The weighted average share price of the 1,918,331 phantom shares vested in the year was £4.33 (2017: £4.75, 2016: £5.84).

The weighted average remaining contractual life of the outstanding phantom shares is 0.3 years (2017: 0.8 years, 2016: 1.4 years).

No phantom shares were exercisable as at 31 March 2018 (2017,2016: no shares).

During the year ended 31 March 2018, £1 million was recognised as a credit to 'Employee cost' in relation to the share-based payment LTIP (2017: charge of £8 million, 2016: charge of £3 million).

The fair value of the balance sheet liability in respect of phantom stock awards outstanding at the year end was £7 million (2017: £16 million, 2016: £16 million) and is included in 'Provisions'.

The fair value of the awards was calculated using a Black-Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash-settled under IFRS 2 Share-based Payment. The inputs into the model are based on Tata Motors Limited historical data and the risk-free rate is calculated on government bond rates. The significant inputs used are:

As at 31 March	2018	2017	2016
Risk-free rate	0.87%	0.18%	0.51%
Dividend yield	0.00%	0.04%	0.00%
Weighted average fair value per phantom share	£3.32	£4.69	£4.12

During the year ended 31 March 2017, the Group announced a new LTIP to replace the previous share-based payment LTIP. The new LTIP, effective from June 2016, provides a cash payment to certain employees based on the Group's performance against long-term business metrics related to performance and strategic priorities (over a period of three years). This new LTIP benefit scheme has been accounted for in accordance with IAS 19 Employee Benefits.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 127

10 OTHER EXPENSES

Year ended 31 March	Note	2018 £m	2017 £m	2016 £m
Stores, spare parts and tools		177	197	150
Freight cost		1,037	925	858
Works, operations and other costs		2,676	2,321	2,065
Repairs		48	44	42
Power and fuel		81	71	61
Rent, rates and other taxes		87	64	50
Insurance		27	34	26
Write-down of property, plant and equipment	17	18	12	–
Write-down of intangible assets	18	46	–	28
Product warranty	27	698	823	583
Publicity		951	885	811
Total other expenses		**5,846**	**5,376**	**4,674**

11 RESEARCH AND DEVELOPMENT

Year ended 31 March	2018 £m	2017 £m	2016 £m
Total research and development costs incurred	2,016	1,794	1,560
Research and development expensed	(406)	(368)	(318)
Engineering costs capitalised	**1,610**	**1,426**	**1,242**
Interest capitalised in engineering costs capitalised	88	89	73
Research and development grants capitalised	(105)	(89)	(88)
Total internally developed intangible additions	**1,593**	**1,426**	**1,227**

Engineering costs capitalised of £1,610 million (2017: £1,426 million, 2016: £1,242 million) comprises £556 million (2017: £507 million, 2016: £445 million) included in 'Employee cost' and £1,054 million (2017: £919 million, 2016: £797 million) included in 'Other expenses' in the consolidated income statement.

During the year ended 31 March 2014, legislation was enacted to allow UK companies to elect for the Research and Development Expenditure Credit ('RDEC') on qualifying expenditure incurred since 1 April 2013. In the year ended 31 March 2018, as a result of this election, £102 million (2017: £87 million, 2016: £66 million) of the RDEC – the proportion relating to capitalised product development expenditure and other intangible assets – has been offset against the cost of the respective assets. The remaining £45 million (2017: £38 million, 2016: £38 million) of the RDEC has been recognised as 'Other income'.

12 FINANCE INCOME AND EXPENSE

Year ended 31 March	2018 £m	2017 £m	2016 £m
Finance income	33	33	38
Total finance income	**33**	**33**	**38**
Total interest expense on financial liabilities measured at amortised cost	(167)	(146)	(143)
Interest income on derivatives designated as a fair value hedge of financial liabilities	3	–	–
Unwind of discount on provisions	(20)	(19)	(21)
Interest capitalised	104	97	74
Total finance expense (net)	**(80)**	**(68)**	**(90)**

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 4.1 per cent (2017: 4.3 per cent, 2016: 4.6 per cent).

During the year ended 31 March 2017, the Group repaid one tranche of debt (see note 25) and as a result a redemption premium of £2 million was incurred and included in 'Finance expense (net)'.

During the year ended 31 March 2016, the Group repaid one tranche of debt (see note 25) and as a result a redemption premium of £2 million was incurred and included in 'Finance expense (net)'.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 128

13 PROFIT BEFORE TAX

Expense/(income) in profit before tax includes the following:

Year ended 31 March	2018 £m	2017 £m	2016 £m
Foreign exchange (gain)/loss and fair value adjustments on loans	(71)	101	54
Foreign exchange (gain)/loss on economic hedges of loans*	(11)	4	–
Foreign exchange gain on derivatives*	(91)	(6)	(86)
Unrealised loss/(gain) on commodities	2	(148)	59
Depreciation of property, plant and equipment	1,011	787	634
Amortisation of intangible assets (excluding internally generated development costs)	122	100	88
Amortisation of internally generated development costs	942	769	696
Operating lease rentals in respect of plant, property and equipment	92	75	57
Loss on disposal of property, plant, equipment and software	22	15	13
Auditor remuneration (see below)	4	5	6

*Comparatives have been revised for the amendment in the current year to disclose separately 'Foreign exchange (gain)/loss on economic hedges of loans' as a separate line item, which has resulted in a reclassification of amounts from 'Foreign exchange gain on derivatives'.

During the year ended 31 March 2018, £56 million (2017: £64 million, 2016: £101 million) was received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The incentive is provided as a partial offset to the higher sales taxes payable following implementation of new legislation in the year ended 31 March 2014. During the year ended 31 March 2018, £56 million (2017: £64 million, 2016: £101 million) has been recognised in 'Revenue'.

During the year ended 31 March 2018, £34 million (2017: £4 million, 2016: £62 million) was received by a foreign subsidiary as an incentive for continuing trading in that country for the foreseeable future. As the receipt has no ongoing financial or operating conditions attached, the amount has been recognised as 'Other income'. During the year ended 31 March 2018, a further £53 million (2017: £nil, 2016: £nil) was recognised in 'Other income' in respect of future subsidies that the foreign subsidiary is due to receive and for which there are no ongoing financial or operating conditions attached.

The following table sets out the auditor remuneration for the year (rounded to the nearest £0.1 million):

Year ended 31 March	2018 £m	2017 £m	2016 £m
Fees payable to the Company's auditor and its associates for the audit of the parent company and consolidated financial statements	0.1	0.1	0.1
Fees payable to the Company's auditor and its associates for other services:			
Audit of the Company's subsidiaries	3.4	4.2	3.5
Total audit fees	**3.5**	**4.3**	**3.6**
Audit-related assurance services	0.8	–	1.8
Other assurance services	–	1.0	0.1
Total non-audit fees	**0.8**	**1.0**	**1.9**
Total audit and related fees	**4.3**	**5.3**	**5.5**

Fees payable to KPMG LLP for the year ended 31 March 2018 (2017, 2016: Deloitte LLP) and its associates for non-audit services to the Group are not required to be disclosed separately as these fees are disclosed on a consolidated basis.

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 129 ANNUAL REPORT 2017/18 1 4 TA X AT I O N J A G U A R L A N D R O V E R ’ S A P P R O A C H T O TA X Introduction JLR’s business has grown significantly in recent years and continues to do so. JLR’s operations are large and complex and, as a result, the Group operates through multiple companies, with activities, employees and assets located in numerous countries around the world. This, in turn, naturally drives an inherent level of complexity in the Group’s tax affairs. In relation to tax matters, just as for any other area of the Group’s business, JLR always strives to be a good, responsible corporate citizen and JLR is committed to complying with all applicable tax laws, both in letter and in spirit. We aim to be fair, honest, transparent and ethical in our conduct and for everything we do to stand the test of public scrutiny. Jaguar Land Rover’s key tax principles In 2013, the JLR plc Board formally adopted six key principles in relation to JLR’s approach to taxation matters and the conduct of our tax affairs. These principles continue to apply today; they apply equally to all companies within the Group, across all areas of our business activity and in all our territories of operation. JLR will conduct its tax affairs in a way that: 1. Is compliant with all legal and regulatory obligations and which adheres to the principles set out in the JLR Code of Conduct and Tata Code of Conduct; 2. Is aligned with the Group’s overall business strategy and growth objectives; 3. Proactively seeks to enhance shareholder value and optimise tax cost on a sustainable basis; 4. Is governed, managed and controlled within an appropriate risk management framework; 5. Is appropriately resourced and seeks to maximise operating efficiencies through the suitable use of automation and technology-based solutions; and 6. Maintains good, open, honest and professional working relationships with tax authorities globally and seeks to take a leading role in relation to matters of governmental tax policy relevant to JLR. Each principle is commented on further below: 1. Tax compliance This is considered the most fundamental and important of our six principles. JLR will always seek to comply with all applicable tax laws, both in terms of the letter and the spirit of the law, and to satisfy its global tax compliance obligations in a timely and accurate manner. In addition, we adhere to the JLR Code of Conduct and the Tata Code of Conduct, which set out the high ethical standards of business behaviour expected from all companies and employees within our Group. 2. Business alignment JLR always aligns its tax affairs with the genuine business activities being undertaken by the organisation. We do not engage in any form of tax avoidance or artificial tax structuring and we do not operate or use any offshore tax havens. All JLR Group subsidiaries are located in countries where the business has significant physical and economic operations (i.e. employees, offices and revenue generating activity). 3. Enhancing shareholder value As a commercial organisation, JLR will always seek to effectively manage its tax liabilities, just as for any other business cost. In so doing, we always adhere to relevant tax laws and, in relation to transactions within the Group, we always seek to ensure that these are conducted on an arm’s length basis in accordance with Organisation for Economic Co-operation and Development (OECD) principles. Where governments or fiscal authorities have introduced particular tax reliefs, credits, incentives or exemptions to encourage specific types of economic activity (for example, investment in research and development), we will always seek to ensure that JLR claims the appropriate level of benefit for which it qualifies.

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14 TAXATION (continued)

4. Governance and risk management

Tax risks arising within the Group are identified, assessed and managed by the central Tax function on an ongoing basis. A detailed tax update is taken to the JLR plc Board on an annual basis and tax risks are reported quarterly to the Financial Risk and Assurance Committee, chaired by the Chief Financial Officer. The JLR Tax Director also meets with the Chief Financial Officer on a biweekly basis to provide updates on all tax matters affecting the Group.

JLR actively seeks to minimise risk in relation to tax matters. We do this through a variety of processes and controls including, for example, tax risk assessments and health-check exercises for subsidiaries, online monitoring of compliance processes and an active Advance Pricing Agreement programme.

5. Tax resource

Responsibility for the day-to-day management of JLR's tax affairs rests with our central Tax function, led by the JLR Tax Director. The function comprises an appropriate blend of tax professionals with the necessary qualifications, training, skills and experience required to effectively undertake their roles. The Tax function also advises the JLR plc Board in relation to setting Group tax strategy and policy.

In addition to the central Tax function, the business also has dedicated tax professionals embedded within the finance teams in key non-UK subsidiaries.

Where appropriate, we look to implement technology-based solutions to streamline processes, drive efficiency and manage risk.

6. Relationships with governments and authorities

In our dealings with tax authorities globally, including HMRC in the UK, we always look to maintain good, open, honest and professional working relationships, to engage proactively in relation to tax matters and to resolve any areas of dispute or differences of opinion as quickly as possible in order to reduce uncertainty and manage risk.

We also actively engage in dialogue with governments, either directly or through appropriate representative bodies, in relation to matters of tax policy which affect our business.

Amounts recognised in the consolidated income statement

Year ended 31 March	2018 £m	2017 £m	2016 £m
Current tax expense			
Current year	295	301	180
Adjustments for prior years	52	22	(7)
Current tax expense	**347**	**323**	**173**
Deferred tax expense			
Origination and reversal of temporary differences	69	115	163
Adjustments for prior years	(76)	(34)	(29)
Rate changes	63	(66)	(62)
Deferred tax expense	**56**	**15**	**72**
Total income tax expense	**403**	**338**	**245**

Amounts recognised in the consolidated statement of comprehensive income/(expense)

Year ended 31 March	2018 £m	2017 £m	2016 £m
Deferred tax expense/(credit) on actuarial gains on retirement benefits	104	(179)	97
Deferred tax expense/(credit) on change in fair value of cash flow hedges	460	(353)	11
Deferred tax (credit)/expense on rate changes	(17)	60	23
	547	**(472)**	**131**
Total tax expense/(credit)	**950**	**(134)**	**376**

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18
STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 131

14 TAXATION (continued)

Reconciliation of effective tax rate

Year ended 31 March	2018 £m	2017 £m	2016 £m
Profit for the year	1,133	1,272	1,312
Total income tax expense	403	338	245
Profit before tax	**1,536**	**1,610**	**1,557**
Income tax expense using the tax rates applicable to individual entities of 23.1% (2017: 21.1%, 2016: 20.9%)	355	340	325
Impact of UK Patent Box claims	–	–	(29)
Non-deductible expenses	22	37	35
Unrecognised tax assets	5	21	12
Changes in tax rates	63	(66)	(62)
Overseas unremitted earnings	30	50	13
Tax on share of profit of equity accounted investments	(48)	(32)	(13)
Over provided in prior years	(24)	(12)	(36)
Total income tax expense	**403**	**338**	**245**

Included within 'Over provided in prior years' for the year ended 31 March 2018 is £24 million credit relating to revisions of prior year estimates of tax positions to bring them into line with the currently filed tax positions. Included within 'Changes in tax rates' is a £54 million charge for the impact of the change in the US Federal rate from 35 per cent to 21 per cent on deferred tax assets.

Included within 'Over provided in prior years' for the year ended 31 March 2017 is £21 million credit relating to revisions of prior year estimates of tax positions in various jurisdictions, principally the UK, to bring them into line with the latest estimates and currently filed tax positions. This is offset by £11 million relating to uncertain tax positions arising in relation to normal ongoing assessments of tax positions globally.

Included within 'Over provided in prior years' for the year ended 31 March 2016 is £45 million credit relating to enhanced deductions under the UK Patent Box regime in respect of Fiscal 2013/14 and 2014/15.

IMPACT OF FUTURE RATE CHANGES

The UK Finance Act 2016 was enacted during the year ended 31 March 2017, which included provisions for a reduction in the UK corporation tax rate to 17 per cent with effect from 1 April 2020.

Accordingly, UK deferred tax has been provided at a blended rate of 17.8 per cent on assets (2017: 18.4 per cent, 2016: 19 per cent) and 17.6 per cent on liabilities (2017: 17.6 per cent, 2016: 18.6 per cent), recognising the applicable tax rate at the point when the timing difference is expected to reverse.

15 INVESTMENTS

Investments consist of the following:

As at 31 March	2018 £m	2017 £m	2016 £m
Equity accounted investments	488	474	339
Other investments	28	1	–
Total investments	**516**	**475**	**339**

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15 INVESTMENTS (continued)

The Group has the following equity accounted investments as at 31 March 2018:

Name of investment	Proportion of voting rights	Principal place of business and country of incorporation	Principal activity	Registered office address
Equity accounted investments				
Chery Jaguar Land Rover Automotive Company Ltd.	50.0%	China	Manufacture and assembly of vehicles	Room 1102, Binjiang, International Plaza, No 88 Tonggang Road, Changshu Economic and Technical Development Zone, Suzhou City, Jiangsu Province, China
Jaguar Cars Finance Limited	49.9%	England & Wales	Non-trading	280 Bishopsgate, London, EC2M 4RB, England
Synaptiv Limited	33.3%	England & Wales	Business and domestic software development	84 Kirkland Avenue, Ilford, Essex, England, IG5 0TN
CloudCar Inc.	33.3%	USA	Automotive software development	2191 E Bayshore Rd 200 Palo Alto, CA 94303 USA
Driveclubservice Pte. Ltd.	25.1%	Singapore	Holding company and mobility application owner/licensor	22 Sin Ming Lane, #06-76, Midview City, Singapore 573969
Driveclub Limited	25.8%	Hong Kong	Vehicle leasing	Unit A, 9/F, D2 Place ONE, 9 Cheung Yee Street, Lai Chi Kok, Kowloon, Hong Kong

Except for CloudCar Inc. and Driveclub Limited, the proportion of voting rights disclosed in the table above is the same as the Group's interest in the ordinary share capital of each undertaking.

Individually material joint ventures

Chery Jaguar Land Rover Automotive Company Ltd. is a limited liability company whose legal form confirms separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts or circumstances that indicate that the parties to the joint control of the arrangement have rights to the assets or obligations for the liabilities relating to the arrangement. Accordingly, Chery Jaguar Land Rover Automotive Company Ltd. is classified as a joint venture. Chery Jaguar Land Rover Automotive Company Ltd. is not publicly listed.

During the year ended 31 March 2018, a dividend of £206 million was received from Chery Jaguar Land Rover Automotive Company Ltd. (2017: £68 million, 2016: no dividend).

The following table sets out the summarised financial information of the Group's individually material joint venture, Chery Jaguar Land Rover Automotive Company Ltd., after adjusting for material differences in accounting policies:

As at 31 March	2018 £m	2017 £m	2016 £m
Current assets	892	940	698
Current liabilities	(1,076)	(934)	(614)
Non-current assets	1,324	1,094	814
Non-current liabilities	(154)	(176)	(216)
Equity attributable to shareholders	**986**	**924**	**682**
Year ended 31 March			
Revenue	**2,773**	**2,163**	**1,106**
Profit for the year	504	312	124
Total comprehensive income	**504**	**312**	**124**

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15 INVESTMENTS (continued)

Included within the summarised financial information above are the following amounts:

As at 31 March	2018 £m	2017 £m	2016 £m
Cash and cash equivalents	439	621	450
Other current assets	453	320	248
Current financial liabilities (excluding trade and other payables and provisions)	(42)	–	(35)
Non-current financial liabilities (excluding trade and other payables and provisions)	(152)	(175)	(216)
Depreciation and amortisation	(139)	(105)	(58)
Interest income	27	11	8
Interest expense	(7)	(8)	(10)
Income tax expense	(136)	(103)	(44)

Individually immaterial joint ventures

Spark44 (JV) Limited has been consolidated as a subsidiary from 31 August 2017 (see note 37).

On 31 August 2017, Jaguar Land Rover Limited acquired a further 10,000 'B' shares in Spark44 (JV) Limited, increasing its share of the voting rights of Spark44 (JV) Limited from 50% to 50.5%. In addition, Spark44 (JV) Limited's Articles of Association together with the Shareholder Agreement were amended to give Jaguar Land Rover Limited control of Spark44 (JV) Limited as the majority shareholder. Spark44 (JV) Limited is not publicly listed.

The following table sets out the Group's share of profit and other comprehensive income and the carrying amount of the Group's equity accounted investment in Spark44 (JV) Limited. The information for 2018 presented in this table includes the results of Spark44 (JV) Limited for the period from 1 April 2017 to 31 August 2017 prior to acquisition as a subsidiary.

Year ended 31 March	2018 £m	2017 £m	2016 £m
Group's share of profit for the year	2	3	2
Group's share of other comprehensive income	–	–	–
Group's share of total comprehensive income	**2**	**3**	**2**
Disposal as part of step acquisition	(10)	–	–
Carrying amount of the Group's interest	**–**	**8**	**5**

Associates

The Group has no additional rights or influence over Jaguar Cars Finance Limited other than the voting rights attached to the ordinary share capital.

During the year ended 31 March 2018, the Group purchased 25.08 per cent of the share capital of Driveclubservice Pte. Ltd. for £0.2 million. In addition, the Group also purchased 1 per cent of the share capital of Driveclub Limited, the wholly owned subsidiary of Driveclubservice Pte. Ltd. However, the Group has 25.83 per cent of the voting rights, being the 1 per cent of share capital held and the indirect shareholding held through Driveclubservice Pte. Ltd. Both Driveclubservice Pte. Ltd. and Driveclub Limited are therefore accounted for as equity accounted investments as the Group has significant influence over the companies.

During the year ended 31 March 2018, the Group's proportion of the ordinary share capital in Cloudcar Inc. was diluted to 26 per cent of the ordinary share capital. However, the Group has 33 per cent of the voting rights since a number of ordinary shares are in the form of options either available for issue or assigned to the employees of CloudCar Inc.

During the year ended 31 March 2017, the Group purchased 32 per cent of the ordinary share capital of CloudCar Inc. for £12 million.

During the year ended 31 March 2017, the Group purchased 33 per cent of the ordinary share capital of Synaptiv Limited for £0.2 million.

No dividend was received in the year ended 31 March 2018 (2017, 2016: no dividend) from any of the individually immaterial equity accounted investments.

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15 INVESTMENTS (continued)

The following reconciles the carrying amount of the Group's interests in equity accounted investments:

As at 31 March	2018 £m	2017 £m	2016 £m
Net assets of material joint venture	**986**	**924**	**682**
Share of net assets of:			
Material joint venture	493	462	341
Individually immaterial equity accounted investments	6	20	5
Other	(11)	(8)	(7)
Carrying amount of the Group's interests in equity accounted investments	**488**	**474**	**339**

As at 31 March 2018, an adjustment of £11 million (2017: £8 million, 2016: £7 million) has been made to derecognise profit that has not yet been realised on goods sold by the Group to Chery Jaguar Land Rover Automotive Company Ltd.

The following reconciles the Group's share of total comprehensive income of equity accounted investments:

Year ended 31 March	2018 £m	2017 £m	2016 £m
Profit of material joint venture	**504**	**312**	**124**
Share of profit of:			
Material joint venture	252	156	62
Individually immaterial equity accounted investments	-	3	2
Share of profit of equity accounted investments	**252**	**159**	**64**
Currency translation differences	14	33	(3)
Total comprehensive income related to equity accounted investments	**266**	**192**	**61**

The Group's share of capital commitments of its joint ventures at 31 March 2018 is £159 million (2017: £171 million, 2016: £102 million), and commitments relating to the Group's interests in its joint ventures are disclosed in note 33. The contingent liabilities of its joint ventures at 31 March 2018 is £1 million (2017: £3 million, 2016: £nil).

The information above reflects the amounts presented in the financial statements of the equity accounted investments adjusted for differences in accounting policies between the Group and its equity accounted investments. All joint ventures are accounted for using the equity method and are private companies and there are no quoted market prices available for their shares.

Other investments

The Group's other investments comprise equity investments of 10 per cent or less of the ordinary share capital of the investee companies and are designated as fair value through profit and loss financial instruments.

Year ended 31 March	2018 £m	2017 £m	2016 £m
Investment in Lyft Inc	22	–	–
Other immaterial investments	6	1	–
Total	**28**	**1**	**–**

During the year ended 31 March 2018, the Group purchased 0.3 per cent of the ordinary share capital of Lyft Inc for £20 million. In addition, during the year ended 31 March 2018, the Group invested £5 million (2017: £1 million, 2016: £nil) in other investments.

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15 INVESTMENTS (continued)

The Group has no additional rights or influence over any of its other equity investments other than the voting rights attached to the ordinary share capital. During the year ended 31 March 2018, a dividend of £nil (2017: £0.3 million, 2016: £0.5 million) was received from Jaguar Land Rover Schweiz AG.

Disclosure of the valuation techniques applied in calculating the fair value of these other non equity accounted investments is included in note 35(A).

16 OTHER FINANCIAL ASSETS

As at 31 March	2018 £m	2017 £m	2016 £m
Non-current			
Restricted cash held as security	6	5	21
Derivative financial instruments	286	255	154
Warranty reimbursement and other receivables	116	–	–
Other	6	10	10
Total non-current other financial assets	**414**	**270**	**185**
Current			
Restricted cash	12	4	–
Derivative financial instruments	264	169	73
Warranty reimbursement and other receivables	98	2	8
Accrued income	35	19	12
Other	85	24	44
Total current other financial assets	**494**	**218**	**137**

As of 31 March 2018, £5 million (2017: £4 million, 2016: £19 million) of the non-current restricted cash is held as a financial deposit in relation to ongoing legal cases.

'Warranty reimbursement and other receivables' as at 31 March 2018 includes £82 million in current and £116 million in non-current assets relating to supplier reimbursements for warranty (see note 27). The amounts have been recognised to correct an immaterial error and to align with other peer automotive companies.

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17 PROPERTY, PLANT AND EQUIPMENT

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Computers £m	Fixtures and fittings £m	Leased assets £m	Heritage vehicles £m	Under construction £m	Total £m
Cost									
Balance at 1 April 2015	804	4,411	6	44	65	43	52	777	6,202
Additions*	40	589	1	33	22	3	–	659	1,347
Transfers	218	707	–	–	–	–	–	(925)	–
Disposals	(2)	(46)	–	(1)	(3)	–	–	–	(52)
Balance at 31 March 2016	**1,060**	**5,661**	**7**	**76**	**84**	**46**	**52**	**511**	**7,497**
Additions*	–	1	2	29	13	–	–	1,478	1,523
Transfers	114	856	–	–	–	–	–	(970)	–
Disposals	(10)	(26)	–	(1)	(3)	–	–	–	(40)
Foreign currency translation	–	–	–	–	–	–	–	1	1
Balance at 31 March 2017	**1,164**	**6,492**	**9**	**104**	**94**	**46**	**52**	**1,020**	**8,981**
Additions*	21	–	1	22	13	16	–	2,502	2,575
Assets acquired on acquisition	–	–	–	2	5	–	–	–	7
Transfers	364	1,558	–	–	–	–	–	(1,922)	–
Disposals	–	(288)	(1)	(4)	(5)	(35)	(1)	–	(334)
Asset write-downs	–	–	–	–	–	–	–	(5)	(5)
Foreign currency translation	–	–	–	–	–	–	–	1	1
Balance at 31 March 2018	**1,549**	**7,762**	**9**	**124**	**107**	**27**	**51**	**1,596**	**11,225**
Depreciation and impairment									
Balance at 1 April 2015	80	1,582	1	12	23	30	–	–	1,728
Depreciation charge for the year	31	580	1	7	10	5	–	–	634
Disposals	(1)	(36)	–	–	(3)	–	–	–	(40)
Balance at 31 March 2016	**110**	**2,126**	**2**	**19**	**30**	**35**	**–**	**–**	**2,322**
Depreciation charge for the year	44	714	2	12	11	4	–	–	787
Disposals	(7)	(16)	–	–	(2)	–	–	–	(25)
Asset write-downs	–	12	–	–	–	–	–	–	12
Balance at 31 March 2017	**147**	**2,836**	**4**	**31**	**39**	**39**	**–**	**–**	**3,096**
Depreciation charge for the year	60	920	1	16	12	2	–	–	1,011
Disposals	–	(268)	(1)	(4)	(4)	(35)	–	–	(312)
Asset write-downs	–	–	–	–	–	–	13	–	13
Balance at 31 March 2018	**207**	**3,488**	**4**	**43**	**47**	**6**	**13**	**–**	**3,808**
Net book value									
At 31 March 2016	950	3,535	5	57	54	11	52	511	5,175
At 31 March 2017	1,017	3,656	5	73	55	7	52	1,020	5,885
At 31 March 2018	**1,342**	**4,274**	**5**	**81**	**60**	**21**	**38**	**1,596**	**7,417**

*Including capitalised interest.

As part of the Group's review of the carrying value of property, plant and equipment, £18 million of heritage vehicles and assets under construction have been written-down and this has been recognised as an expense within 'Other expenses' during the year ended 31 March 2018. During the year ended 31 March 2017, £12 million of plant and machinery was written-down (2016: £nil).

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18 INTANGIBLE ASSETS

	Software £m	Patents and technological know-how £m	Customer-related £m	Intellectual property rights and other intangibles £m	Product development in progress £m	Capitalised product development £m	Total £m
Cost							
Balance at 1 April 2015	458	147	61	619	1,582	3,644	6,511
Additions – externally purchased*	131	–	–	–	–	–	131
Additions – internally developed*	–	–	–	–	1,227	–	1,227
Capitalised product development – internally developed	–	–	–	–	(1,242)	1,242	–
Disposals	(10)	–	–	–	–	(361)	(371)
Asset write-downs	–	–	–	–	(28)	–	(28)
Balance at 31 March 2016	**579**	**147**	**61**	**619**	**1,539**	**4,525**	**7,470**
Additions – externally purchased*	100	–	–	14	–	–	114
Additions – internally developed*	–	–	–	–	1,426	–	1,426
Capitalised product development – internally developed	–	–	–	–	(809)	809	–
Disposals	(84)	–	–	–	–	(138)	(222)
Balance at 31 March 2017	**595**	**147**	**61**	**633**	**2,156**	**5,196**	**8,788**
Additions – externally purchased*	99	–	–	9	–	–	108
Additions – internally developed*	–	–	–	–	1,593	–	1,593
Additions – on acquisition	1	–	–	4	–	–	5
Capitalised product development – internally developed	–	–	–	–	(1,668)	1,668	–
Disposals	(25)	–	–	–	–	(131)	(156)
Asset write-downs – assets under construction	(9)	–	–	–	(24)	–	(33)
Balance at 31 March 2018	**661**	**147**	**61**	**646**	**2,057**	**6,733**	**10,305**
Amortisation and impairment							
Balance at 1 April 2015	139	99	21	–	–	1,300	1,559
Amortisation for the year	71	14	3	–	–	696	784
Disposals	(9)	–	–	–	–	(361)	(370)
Balance at 31 March 2016	**201**	**113**	**24**	**–**	**–**	**1,635**	**1,973**
Amortisation for the year	83	14	3	–	–	769	869
Disposals	(83)	–	–	–	–	(138)	(221)
Balance at 31 March 2017	**201**	**127**	**27**	**–**	**–**	**2,266**	**2,621**
Amortisation for the year	99	14	3	6	–	942	1,064
Disposals	(25)	–	–	–	–	(131)	(156)
Asset write-downs	13	–	–	–	–	–	13
Balance at 31 March 2018	**288**	**141**	**30**	**6**	**–**	**3,077**	**3,542**
Net book value							
At 31 March 2016	378	34	37	619	1,539	2,890	5,497
At 31 March 2017	394	20	34	633	2,156	2,930	6,167
At 31 March 2018	**373**	**6**	**31**	**640**	**2,057**	**3,656**	**6,763**

*Including capitalised interest.

Following a review of all intangible assets, £46 million of costs were identified as being written-down and recognised as an expense within 'Other expenses' in the year ended 31 March 2018 (2017: £nil, 2016: £28 million).

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18 INTANGIBLE ASSETS (continued)

IMPAIRMENT TESTING

The directors are of the view that the operations of the Group represent a single cash-generating unit. The intellectual property rights are considered to have an indefinite useful life on the basis of the expected longevity of the brand names.

For the periods presented, the recoverable amount of the cash-generating unit has been calculated with reference to its value in use. The key assumptions of this calculation are shown below:

As at 31 March	2018	2017	2016
Period on which management approved forecasts are based	5 years	5 years	5 years
Growth rate applied beyond approved forecast period	2.0%	1.9%	2.1%
Pre-tax discount rate	8.7%	10.9%	11.2%

The growth rates used in the value in use calculation reflect those inherent within the Group's business plan as approved by the JLR plc Board, which is primarily a function of the Group's cycle plan assumptions, past performance and management's expectation of future market developments through to 2022/23. The business plan also considers other key assumptions, such as volume forecasts, exchange rates, commodity prices, production capacity and costs, fixed costs and tax rates. The cash flows are then extrapolated into perpetuity assuming a growth rate as stated above and is set with reference to projected GDP growth of the countries in which the Group operates.

SENSITIVITY TO KEY AND OTHER ASSUMPTIONS

The sensitivity analysis below has been presented in the interests of transparency only. It is not believed that any reasonably possible movement in key and other assumptions will lead to an impairment.

Sensitivity analysis has been completed on each key assumption in isolation. This indicates that the value in use calculation will be equal to its carrying value with an increase in the pre-tax discount rate of 4.0 per cent (2017: 4.5 per cent, 2016: 4.1 per cent) or a reduction in the growth rates used to extrapolate cash flows beyond the five-year period of the Group's business plan of 5.3 per cent (2017: 4.0 per cent, 2016: 3.2 per cent). In addition, a reduction in EBIT margin of 3.5 per cent in the terminal year (2017: 3.2 per cent, 2016: 2.3 per cent) will result in the value in use calculation being equal to its carrying amount.

As disclosed on page 82–83, the Group considers the key assumptions in the cash flow forecasts to be sales volumes, exchange rates, commodity rates, production capacity and costs and capital expenditure. It continues to monitor on a periodic basis the impact of certain future strategic (implications of Brexit, increasing tariffs), operational (diesel uncertainty), legal and compliance (environmental regulations and compliance) and financial risks (competitive business efficiency, exchange rate fluctuations) in order to assess whether an impairment trigger has occurred. In particular, certain Brexit scenarios and tariff scenarios could lead to an impairment trigger, although none has been identified as at 31 March 2018.

The Group continues to assess the potential impacts of Brexit. Until the Brexit negotiations are sufficiently concluded, it is not possible to determine with certainty the full financial impact to the Group and impact on the value in use calculation, if any.

19 OTHER ASSETS

As at 31 March	2018 £m	2017 £m	2016 £m
Non-current			
Prepaid expenses	87	77	42
Other	–	3	3
Total non-current other assets	**87**	**80**	**45**
Current			
Recoverable VAT	329	243	218
Prepaid expenses	177	167	111
Research and development credit	114	97	82
Other	10	10	–
Total current other assets	**630**	**517**	**411**

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20 DEFERRED TAX ASSETS AND LIABILITIES

Significant components of deferred tax assets and liabilities for the year ended 31 March 2018 are as follows:

	Opening balance £m	Recognised in profit or loss £m	Recognised in other comprehensive income £m	Foreign exchange £m	Closing balance £m
Deferred tax assets					
Property, plant and equipment	12	(3)	–	–	9
Expenses deductible in future periods	222	34	–	(18)	238
Derivative financial instruments	547	(9)	(458)	–	80
Retirement benefits	252	(86)	(89)	–	77
Unrealised profit in inventory	192	(35)	–	–	157
Tax loss	209	159	–	(1)	367
Other	72	28	–	–	100
Total deferred tax assets	**1,506**	**88**	**(547)**	**(19)**	**1,028**
Deferred tax liabilities					
Intangible assets	995	105	–	–	1,100
Overseas unremitted earnings	60	39*	–	–	99
Total deferred tax liabilities	**1,055**	**144**	**–**	**–**	**1,199**
Presented as deferred tax assets**	511				413
Presented as deferred tax liabilities**	(60)				(584)

*Included within £39 million is a reversal of £6 million relating to withholding tax incurred on intercompany dividends paid in the year and an additional provision for £15 million relating to prior year earnings.

**For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis.

At 31 March 2018, deferred tax assets of £413 million (2017: £511 million, 2016: £354 million) have been recognised in relation to deductible temporary differences, including unused tax losses, on the basis that it is probable that future taxable profits will be available against which those deductible temporary differences can be utilised.

At 31 March 2018, the Group had unused tax losses and other temporary differences amounting to £117 million (2017: £104 million, 2016: £76 million) for which no deferred tax asset arises. As at 31 March 2018, £3 million (2017: £3 million, 2016: £6 million) of those tax losses are subject to expiry in future periods, with £3 million due to expire in fiscal year 2030. The remaining balance is not expected to expire.

All deferred tax assets and deferred tax liabilities at 31 March 2018, 2017 and 2016 are presented as non-current.

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20 DEFERRED TAX ASSETS AND LIABILITIES (continued)

Significant components of deferred tax assets and liabilities for the year ended 31 March 2017 are as follows:

	Opening balance £m	Recognised in profit or loss £m	Recognised in other comprehensive income £m	Foreign exchange £m	Closing balance £m
Deferred tax assets					
Property, plant and equipment	21	(9)	–	–	12
Expenses deductible in future periods	224	(26)	–	24	222
Derivative financial instruments	240	(22)	329	–	547
Retirement benefits	110	(1)	143	–	252
Unrealised profit in inventory	127	65	–	–	192
Tax loss	175	34	–	–	209
Other	50	22	–	–	72
Total deferred tax assets	**947**	**63**	**472**	**24**	**1,506**
Deferred tax liabilities					
Intangible assets	946	49	–	–	995
Derivative financial instruments	–	–	–	–	–
Overseas unremitted earnings	31	29*	–	–	60
Total deferred tax liabilities	**977**	**78**	**–**	**–**	**1,055**
Presented as deferred tax assets**	354				511
Presented as deferred tax liabilities**	(384)				(60)

*Included within £29 million is a reversal of £18 million relating to withholding tax incurred on intercompany dividends paid in the year.

**For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis.

Significant components of deferred tax assets and liabilities for the year ended 31 March 2016 are as follows:

	Opening balance £m	Recognised in profit or loss £m	Recognised in other comprehensive income £m	Foreign exchange £m	Closing balance £m
Deferred tax assets					
Property, plant and equipment	8	13	–	–	21
Provisions, allowances for doubtful receivables	227	(3)	–	–	224
Derivative financial instruments	261	(3)	(18)	–	240
Retirement benefits	187	36	(113)	–	110
Unrealised profit in inventory	146	(19)	–	–	127
Tax loss	220	(45)	–	–	175
Other	35	15	–	–	50
Total deferred tax assets	**1,084**	**(6)**	**(131)**	**–**	**947**
Deferred tax liabilities					
Intangible assets	852	94	–	–	946
Derivative financial instruments	–	–	–	–	–
Overseas unremitted earnings	59	(28)*	–	–	31
Total deferred tax liabilities	**911**	**66**	**–**	**–**	**977**
Presented as deferred tax assets**	372				354
Presented as deferred tax liabilities**	(199)				(384)

*Included within £28 million is a reversal of £39 million relating to withholding tax incurred on intercompany dividends paid in the year.

**For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis.

At 31 March 2016, the Group had temporary differences relating to undistributed profits of equity accounted investees amounting to £37 million for which no deferred tax liability has been recognised as it was not expected to reverse in the foreseeable future.

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STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 141

21 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at 31 March	2018 £m	2017 £m	2016 £m
Cash and cash equivalents	2,626	2,878	3,399

Included within cash and cash equivalents are amounts of £nil (2017: £nil, 2016: £12 million) which are not considered to be available for use by the Group at the balance sheet date. The balance at 31 March 2016 comprised £7 million relating to amounts held by solicitors to settle a capital commitment and £5 million relating to amounts that are required by local legislation to be held for use on specific marketing activities.

22 ALLOWANCES FOR TRADE AND OTHER RECEIVABLES

Changes in the allowances for trade and other receivables are as follows:

Year ended 31 March	2018 £m	2017 £m	2016 £m
At beginning of year	60	60	11
Charged during the year	3	–	49
Utilised during the year	(4)	(1)	–
Unused amounts reversed during the year	(1)	(13)	–
Foreign currency translation	(8)	14	–
At end of year	**50**	**60**	**60**

23 INVENTORIES

As at 31 March	2018 £m	2017 £m	2016 £m
Raw materials and consumables	93	117	92
Work-in-progress	335	330	379
Finished goods	3,339	3,017	2,214
Total inventories	**3,767**	**3,464**	**2,685**

Inventories of finished goods include £436 million (2017: £326 million, 2016: £250 million), relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.

Cost of inventories (including cost of purchased products) recognised as an expense during the year amounted to £19,152 million (2017: £17,615 million, 2016: £15,437 million).

During the year, the Group recorded an inventory write-down expense of £55 million (2017: £16 million, 2016: £230 million), excluding a reversal of a write-down recorded in a previous period in relation to the Tianjin incident of £1 million (2017: £94 million, 2016: £nil). The write-down excluding this reversal is included in 'Material and other cost of sales'.

24 ACCOUNTS PAYABLE

As at 31 March	2018 £m	2017 £m	2016 £m
Trade payables	4,800	4,384	3,899
Liabilities to employees	139	151	153
Liabilities for expenses	1,796	1,606	1,357
Capital creditors	879	367	349
Total accounts payable	**7,614**	**6,508**	**5,758**

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25 INTEREST BEARING LOANS AND BORROWINGS

As at 31 March	2018 £m	2017 £m	2016 £m
Short-term borrowings			
Current portion of long-term EURO MTF listed debt	497	–	–
Bank loans	155	179	116
Total short-term borrowings	**652**	**179**	**116**
Long-term borrowings			
EURO MTF listed debt	3,060	3,395	2,373
Total long-term borrowings	**3,060**	**3,395**	**2,373**
Finance lease obligations (see note 36)	19	7	11
Total debt	**3,731**	**3,581**	**2,500**

EURO MTF LISTED DEBT

The bonds are listed on the Luxembourg Stock Exchange multilateral trading facility ('EURO MTF') market.

Details of the tranches of the bonds outstanding at 31 March 2018 are as follows:

- $500 million Senior Notes due 2023 at a coupon of 5.625 per cent per annum – issued January 2013
- $700 million Senior Notes due 2018 at a coupon of 4.125 per cent per annum – issued December 2013
- £400 million Senior Notes due 2022 at a coupon of 5.000 per cent per annum – issued January 2014
- $500 million Senior Notes due 2019 at a coupon of 4.250 per cent per annum – issued October 2014
- £400 million Senior Notes due 2023 at a coupon of 3.875 per cent per annum – issued February 2015
- $500 million Senior Notes due 2020 at a coupon of 3.500 per cent per annum – issued March 2015
- €650 million Senior Notes due 2024 at a coupon of 2.200 per cent per annum – issued January 2017
- £300 million Senior Notes due 2021 at a coupon of 2.750 per cent per annum – issued January 2017
- $500 million Senior Notes due 2027 at a coupon of 4.500 per cent per annum – issued October 2017

Details of the tranches of the bond repaid in the year ended 31 March 2017 are as follows:

- $84 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011

Details of the tranches of the bond repaid in the year ended 31 March 2016 are as follows:

- £58 million Senior Notes due 2020 at a coupon of 8.250 per cent per annum – issued March 2012

The contractual cash flows of interest bearing debt (excluding finance leases) are set out below, including estimated interest payments, and assuming the debt will be repaid at the maturity date.

As at 31 March	2018 £m	2017 £m	2016 £m
Due in			
1 year or less	794	321	233
Between 1 and 3 years	1,228	1,610	717
Between 3 and 5 years	1,305	848	857
More than 5 years	1,008	1,414	1,292
Total contractual cash flows	**4,335**	**4,193**	**3,099**

UNDRAWN FACILITIES

As at 31 March 2018 the Group has a fully undrawn revolving credit facility of £1,935 million (2017: £1,870 million, 2016: £1,870 million). This facility is available in full until 2022.

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26 OTHER FINANCIAL LIABILITIES

As at 31 March	2018 £m	2017 £m	2016 £m
Current			
Finance lease obligations	3	2	5
Interest accrued	32	27	25
Derivative financial instruments	668	1,760	666
Liability for vehicles sold under a repurchase arrangement	479	350	266
Other	7	–	–
Total current other financial liabilities	**1,189**	**2,139**	**962**
Non-current			
Finance lease obligations	16	5	6
Derivative financial instruments	257	1,391	809
Other	8	3	2
Total non-current other financial liabilities	**281**	**1,399**	**817**

27 PROVISIONS

As at 31 March	2018 £m	2017 £m	2016 £m
Current			
Product warranty	613	511	441
Legal and product liability	119	114	99
Provisions for residual risk	7	7	6
Provision for environmental liability	11	12	8
Other employee benefits obligations	8	–	1
Total current provisions	**758**	**644**	**555**
Non-current			
Product warranty	980	879	688
Legal and product liability	24	47	–
Provision for residual risk	28	27	13
Provision for environmental liability	16	22	23
Other employee benefits obligations	7	13	9
Total non-current provisions	**1,055**	**988**	**733**

Year ended 31 March 2018	Product warranty £m	Legal and product liability £m	Residual risk £m	Environmental liability £m	Other employee benefits obligations £m	Total £m
Opening balance	1,390	161	34	34	13	1,632
Provisions made during the year*	896	63	20	5	2	986
Provisions used during the year	(713)	(42)	(2)	(5)	–	(762)
Unused amounts reversed in the year	–	(38)	(15)	(7)	–	(60)
Impact of discounting	20	–	–	–	–	20
Foreign currency translation	–	(1)	(2)	–	–	(3)
Closing balance	**1,593**	**143**	**35**	**27**	**15**	**1,813**

*Included in 'Provisions made during the year' is £198 million arising in connection with warranty arrangements with suppliers that has been reclassified from 'Provisions' to 'Other financial assets' to correct an immaterial error and align with other peer automotive companies.

JAGUAR LAND ROVER AUTOMOTIVE PLC
ANNUAL REPORT 2017/18

STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 144

27 PROVISIONS (continued)

PRODUCT WARRANTY PROVISION

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

LEGAL AND PRODUCT LIABILITY PROVISION

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

RESIDUAL RISK PROVISION

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by retailers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

ENVIRONMENTAL RISK PROVISION

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

OTHER EMPLOYEE BENEFITS OBLIGATIONS

This provision relates to the LTIP scheme for certain employees (see note 9).

28 OTHER LIABILITIES

As at 31 March	2018 £m	2017 £m	2016 £m
Current			
Liabilities for advances received	40	92	139
Deferred revenue	244	167	93
VAT	195	171	131
Other taxes payable	43	38	35
Other	25	22	29
Total current other liabilities	**547**	**490**	**427**
Non-current			
Deferred revenue	438	338	170
Other	16	24	34
Total non-current other liabilities	**454**	**362**	**204**

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 145 ANNUAL REPORT 2017/18 2 9 C A P I TA L A N D R E S E RV E S 2018 2017 2016 As at 31 March £m £m £m Authorised, called up and fully paid 1,500,642,163 ordinary shares of £1 each 1,501 1,501 1,501 Total ordinary share capital 1,501 1,501 1,501 The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. The capital redemption reserve of £167 million (2017, 2016: £167 million) was created in March 2011 on the cancellation of share capital. 3 0 R E S E RV E S The movement of reserves is as follows: Translation Hedging Retained Total other reserve reserve earnings reserves £m £m £m £m Balance at 1 April 2017 (329) (2,310) 7,552 4,913 Prot for the year – – 1,131 1,131 Remeasurement of dened benet obligation – – 546 546 Unrealised gain on effective cash ow hedges – 1,223 – 1,223 Currency translation differences (4) – – (4) Income tax related to items recognised in other comprehensive income – (230) (89) (319) Realised cash ow hedges reclassied to prot or loss – 1,200 – 1,200 Income tax related to items reclassied to prot or loss – (228) – (228) Dividend paid – – (150) (150) Balance at 31 March 2018 (333) (345) 8,990 8,312 Balance at 1 April 2016 (363) (873) 7,182 5,946 Prot for the year – – 1,272 1,272 Remeasurement of dened benet obligation – – (895) (895) Unrealised loss on effective cash ow hedges – (3,037) – (3,037) Currency tanslation differences 34 – – 34 Income tax related to items recognised in other comprehensive expense – 583 143 726 Realised cash ow hedges reclassied to prot or loss – 1,271 – 1,271 Income tax related to items reclassied to prot or loss – (254) – (254) Diviend paid – – (150) (150) Balance at 31 March 2017 (329) (2,310) 7,552 4,913 Balance at 1 April 2015 (362) (910) 5,64 4,372 Prot for the year – – 1,312 1,312 Remeasurement of dened benet obligation – – 489 489 Unrealised loss on effective cash ow hedges – (126) – (126) Currency translation differences (1) – – (1) Income tax related to items recognised in other comprehensive income – 18 (113) (95) Realised cash ow hedges reclassied to prot or loss – 181 – 181 Income tax related to items reclassied to prot or loss – (36) – (36) Dividend paid – – (150) (150) Balance at 31 March 2016 (363) (873) 7,182 5,946

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STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 146

31 DIVIDENDS

Year ended 31 March	2018 £m	2017 £m	2016 £m
Dividend proposed for the previous year paid during the year of £0.10 (2017, 2016: £0.10) per ordinary share	150	150	150
Amounts recognised as distributions to equity holders during the year	**150**	**150**	**150**
Proposed dividend for the year of £0.15 (2017, 2016: £0.10) per ordinary share	225	150	150

In May 2018, the Company proposed an ordinary dividend of £225 million to its immediate parent company TML Holdings Pte. Ltd. (Singapore).

32 EMPLOYEE BENEFITS

The Group operates defined benefit pension schemes for qualifying employees of certain of its subsidiaries. The UK defined benefit schemes are administered by a trustee with assets held in a trust that are legally separate from the Group. The trustee of the pension schemes is required by law to act in the interest of the fund and of all relevant stakeholders in the schemes, and is responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of the trustee must be composed of representatives of the Group and scheme participants in accordance with each scheme's regulations.

Under the schemes, the employees are entitled to post-retirement benefits based on their length of service and salary.

Through its defined benefit pension schemes, the Group is exposed to a number of risks, the most significant of which are detailed below.

ASSET VOLATILITY

The schemes' liabilities are calculated using a discount rate set with reference to corporate bond yields; if the schemes' assets underperform against these corporate bonds, this will create or increase a deficit. The defined benefit schemes hold a significant proportion of equity type assets, which are expected to outperform corporate bonds in the long term although introduce volatility and risk in the short term.

The UK schemes hold a substantial level of index-linked gilts and other inflation and interest rate hedging instruments in order to reduce the volatility of assets compared to the liability value, although these will lead to asset value volatility.

As the schemes mature, the Group intends to reduce the level of investment risk by investing more in assets that better match the liabilities.

However, the Group believes that due to the long-term nature of the schemes' liabilities and the strength of the supporting group, a level of continuing equity type investments is currently an appropriate element of the Group's long-term strategy to manage the schemes efficiently.

CHANGES IN BOND YIELDS

A decrease in corporate bond yields will increase the schemes' liabilities, although this is expected to be partially offset by an increase in the value of the schemes' assets, specifically the bond holdings and interest rate hedging instruments.

INFLATION RISK

Some of the Group's pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the schemes against high inflation). As noted above, the schemes hold a significant proportion of assets in index-linked gilts, together with other inflation hedging instruments and also assets that are more closely correlated with inflation. However, an increase in inflation may also create a deficit or increase the existing deficit to some degree.

LIFE EXPECTANCY

The majority of the schemes' obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the schemes' liabilities. This is particularly significant in the UK defined benefit schemes, where inflationary increases result in higher sensitivity to changes in life expectancy.

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32 EMPLOYEE BENEFITS (continued)

The following tables set out the disclosures pertaining to the retirement benefit amounts recognised in the consolidated financial statements prepared in accordance with IAS 19:

CHANGE IN PRESENT VALUE OF DEFINED BENEFIT OBLIGATION

Year ended 31 March	2018 £m	2017 £m	2016 £m
Defined benefit obligation at beginning of year	9,969	7,668	7,883
Current service cost	217	198	224
Past service credit	(437)	–	–
Interest expense	241	275	263
Actuarial (gains)/losses arising from:			
Changes in demographic assumptions	(210)	(76)	(36)
Changes in financial assumptions	(353)	2,335	(569)
Experience adjustments	(99)	(213)	63
Exchange differences on foreign schemes	(3)	5	3
Member contributions	4	2	2
Benefits paid	(988)	(225)	(165)
Plan settlement	(21)	–	–
Defined benefit obligation at end of year	**8,320**	**9,969**	**7,668**

CHANGE IN FAIR VALUE OF SCHEME ASSETS

Year ended 31 March	2018 £m	2017 £m	2016 £m
Fair value of schemes' assets at beginning of year	8,508	7,103	6,997
Interest income	218	258	233
Remeasurement (loss)/gain on the return of schemes' assets, excluding amounts included in interest income	(116)	1,149	(52)
Administrative expenses	(9)	(9)	(8)
Exchange differences on foreign schemes	(1)	3	1
Employer contributions	287	227	95
Member contributions	4	2	2
Benefits paid	(988)	(225)	(165)
Plan settlement	(21)	–	–
Fair value of schemes' assets at end of year	**7,882**	**8,508**	**7,103**

The actual return on the schemes' assets for the year ended 31 March 2018 was £102 million (2017: £1,407 million, 2016: £181 million). Amounts recognised in the consolidated income statement consist of:

Year ended 31 March	2018 £m	2017 £m	2016 £m
Current service cost	217	198	224
Past service credit	(437)	–	–
Administrative expenses	9	9	8
Net interest cost (including onerous obligations)	23	17	30
Components of defined benefit (income)/cost recognised in the consolidated income statement	**(188)**	**224**	**262**

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32 EMPLOYEE BENEFITS (continued)

Amounts recognised in the consolidated statement of comprehensive income consists of:

Year ended 31 March	2018 £m	2017 £m	2016 £m
Actuarial gains/(losses) arising from:			
Changes in demographic assumptions	210	76	36
Changes in financial assumptions	353	(2,335)	569
Experience adjustments	99	213	(63)
Remeasurement (loss)/gain on the return of schemes' assets, excluding amounts included in interest income	(116)	1,149	(52)
Change in restriction of pension asset recognised (as per IFRIC 14)	–	–	1
Change in onerous obligation, excluding amounts included in interest expense	–	2	(2)
Remeasurement gain/(loss) on defined benefit obligation	**546**	**(895)**	**489**

Amounts recognised in the consolidated balance sheet consist of:

As at 31 March	2018 £m	2017 £m	2016 £m
Present value of unfunded defined benefit obligations	(1)	(2)	(1)
Present value of funded defined benefit obligations	(8,319)	(9,967)	(7,667)
Fair value of schemes' assets	7,882	8,508	7,103
Restriction of pension asset recognised (as per IFRIC 14) and onerous obligations	–	–	(2)
Net retirement benefit obligation	**(438)**	**(1,461)**	**(567)**
Presented as non-current liability	(438)	(1,461)	(567)

The most recent valuations of the defined benefit schemes for accounting purposes were carried out at 31 March 2018 by a qualified independent actuary. The present value of the defined benefit liability, and the related current service cost and past service cost, were measured using the projected unit credit method. The asset valuations are taken from the asset custodian for each scheme.

The principal assumptions used in accounting for the pension schemes are set out below:

Year ended 31 March	2018 %	2017 %	2016 %
Discount rate	2.7	2.6	3.6
Expected rate of increase in benefit revaluation of covered employees	2.3	2.3	n/a
RPI Inflation rate	3.1	3.2	3.0

For the valuation at 31 March 2018, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 113 per cent to 119 per cent have been used for male members and scaling factors of 102 per cent to 114 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 108 per cent to 113 per cent have been used for male members and scaling factors of 102 per cent to 111 per cent have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 95 per cent has been used for male members and an average scaling factor of 85 per cent has been used for female members.

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32 EMPLOYEE BENEFITS (continued)

For the valuation at 31 March 2017 and 31 March 2016, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120 per cent for males and 110 per cent for females has been used for the Jaguar Pension Plan, 115 per cent for males and 105 per cent for females for the Land Rover Pension Scheme, and 95 per cent for males and 85 per cent for females for the Jaguar Executive Pension Plan.

There is an allowance for future improvements in line with the CMI (2017) projections and an allowance for long-term improvements of 1.25 per cent per annum (2017, 2016: CMI (2014) projections with 1.25 per cent per annum improvements).

The assumed life expectations on retirement at age 65 are:

As at 31 March	2018 years	2017 years	2016 years
Retiring today:			
Males	21.3	21.5	21.5
Females	23.4	24.5	24.4
Retiring in 20 years:			
Males	22.5	23.3	23.2
Females	25.1	26.3	26.2

Following consultation with employees earlier in the year, on 3 April 2017, the Group approved and communicated to its defined benefit schemes' members that the defined benefit schemes' rules were to be amended with effect from 6 April 2017. As a result, among other changes, future retirement benefits would be calculated each year and revalued until retirement in line with a prescribed rate rather than based upon a member's final salary at retirement. As a result of the remeasurement of the schemes' liabilities, a past service credit of £437 million has arisen and was recognised in the year ended 31 March 2018.

The sensitivity analysis below is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the consolidated balance sheet.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to previous periods.

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
Discount rate	Increase/decrease by 0.25%	Decrease/increase by c.£442million	Decrease/increase by £10 million
Inflation rate	Increase/decrease by 0.25%	Increase/decrease by c.£376 million	Increase/decrease by £10 million
Mortality	Longevity increase/decrease by 1 year	Increase/decrease by c.£241 million	Increase/decrease by £5 million

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32 EMPLOYEE BENEFITS (continued)

The fair value of scheme assets is represented by the following major categories:

	2018				2017				2016			
As at 31 March	Quoted* £m	Unquoted £m	Total £m	%	Quoted* £m	Unquoted £m	Total £m	%	Quoted* £m	Unquoted £m	Total £m	%
Equity instruments												
Information technology	132	–	132	2%	142	–	142	2%	125	–	125	2%
Energy	56	–	56	1%	61	–	61	1%	53	–	53	1%
Manufacturing	96	–	96	1%	104	–	104	1%	98	–	98	1%
Financials	151	–	151	2%	164	–	164	2%	178	–	178	3%
Other	417	–	417	5%	452	–	452	5%	437	–	437	6%
	852	**–**	**852**	**11%**	**923**	**–**	**923**	**11%**	**891**	**–**	**891**	**13%**
Debt instruments												
Government	2,524	–	2,524	32%	2,929	–	2,929	34%	2,590	–	2,590	36%
Corporate bonds (investment grade)	20	1,836	1,856	24%	20	2,071	2,091	25%	158	1,461	1,619	23%
Corporate bonds (Non-investment grade)	–	584	584	7%	123	414	537	6%	165	280	445	6%
	2,544	**2,420**	**4,964**	**63%**	**3,072**	**2,485**	**5,557**	**65%**	**2,913**	**1,741**	**4,654**	**65%**
Property funds												
UK	–	165	165	2%	–	190	190	2%	67	115	182	3%
Other	–	160	160	2%	–	156	156	2%	76	48	124	2%
	–	**325**	**325**	**4%**	**–**	**346**	**346**	**4%**	**143**	**163**	**306**	**5%**
Cash and cash equivalents	**218**	**–**	**218**	**3%**	**93**	**–**	**93**	**1%**	**170**	**–**	**170**	**2%**
Other												
Hedge funds	–	356	356	4%	–	403	403	5%	–	373	373	5%
Private markets	2	252	254	3%	–	174	174	2%	–	80	80	1%
Alternatives	470	214	684	9%	327	379	706	8%	347	88	435	6%
	472	**822**	**1,294**	**16%**	**327**	**956**	**1,283**	**15%**	**347**	**541**	**888**	**12%**
Derivatives												
Foreign exchange contracts	–	1	1	–	–	17	17	–	–	(9)	(9)	–
Interest rate and inflation	–	228	228	3%	–	289	289	4%	–	203	203	3%
	–	**229**	**229**	**3%**	**–**	**306**	**306**	**4%**	**–**	**194**	**194**	**3%**
Total	**4,086**	**3,796**	**7,882**	**100%**	**4,415**	**4,093**	**8,508**	**100%**	**4,464**	**2,639**	**7,103**	**100%**

*Quoted prices for identical assets or liabilities in active markets.

As at 31 March 2018, the schemes held Gilt Repos. The net value of these transactions is included in the value of government bonds. The value of the funding obligation for the Repo transactions is £1,287 million at 31 March 2018 (2017: £843 million, 2016: £373 million).

The split of Level 1 assets is 71 per cent (2017: 66 per cent, 2016: 63 per cent), Level 2 assets 20 per cent (2017: 27 per cent, 2016: 31 per cent) and Level 3 assets 9 per cent (2017: 7 per cent, 2016: 6 per cent). Private market holdings are classified as Level 3 instruments. For this purpose, each element of the Repo transactions is included separately.

Jaguar Land Rover contributes towards the UK defined benefit schemes. Following the 5 April 2015 valuations, it is intended to eliminate the pension scheme funding deficits over the 10 years following the valuation date. As at 31 March 2018, there is no additional liability; however, following the changes to the defined benefit schemes' rules in April 2017, an additional obligation may arise in the future. In line with the schedule of contributions agreed following the 2015 statutory valuation, the current ongoing Company contribution rate for defined benefit accrual is 31 per cent of pensionable salaries in the UK. Deficit contributions also continue to be paid in line with this schedule of contributions. The funding deficit and ongoing contribution rates are expected to reduce following the completion of the 2018 statutory valuation during 2019.

The average duration of the benefit obligations at 31 March 2018 is 20.4 years (2017: 21.6 years, 2016: 20.5 years).

The expected net periodic pension cost for the year ended 31 March 2019 is £186 million. The Group expects to pay £257 million to its defined benefit schemes, in total, for the year ended 31 March 2019.

DEFINED CONTRIBUTION SCHEMES

The Group's contribution to defined contribution schemes for the year ended 31 March 2018 was £77 million (2017: £57 million, 2016: £47 million).

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33 COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group's financial condition, results of operations or cash flows.

LITIGATION AND PRODUCTION MATTERS

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £17 million (2017: £7 million, 2016: £6 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its retailers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

OTHER TAXES AND DUTIES

Contingencies and commitments include tax contingent liabilities of £42 million (2017: £nil, 2016: £nil). These mainly relate to tax audits and tax litigation claims.

COMMITMENTS

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery and various civil contracts of capital nature aggregating to £853 million (2017: £2,047 million, 2016: £797 million) and £15 million (2017: £31 million, 2016: £12 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £149 million (2017: £82 million, 2016: £28 million). These mainly relate to government body investigations with regards to legislation and regulation compliance, support provided to the dealer network, termination clauses and supply chain arrangements.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £nil (2017, 2016: £nil) and trade receivables with a carrying amount of £155 million (2017: £179 million, 2016: £116 million) and property, plant and equipment with a carrying amount of £nil (2017, 2016: £nil) and restricted cash with a carrying amount of £nil (2017, 2016: £nil) are pledged as collateral/security against the borrowings and commitments. Commitments related to leases are set out in note 36.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Company Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 31 March 2018. The outstanding commitment of CNY 625 million translates to £71 million at the year-end exchange rate.

34 CAPITAL MANAGEMENT

The Group's objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

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34 CAPITAL MANAGEMENT (continued)

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at 31 March	2018 £m	2017 £m	2016 £m
Short-term debt	655	181	121
Long-term debt	3,076	3,400	2,379
Total debt*	**3,731**	**3,581**	**2,500**
Equity attributable to shareholders	9,980	6,581	7,614
Total capital	**13,711**	**10,162**	**10,114**

*Total debt includes finance lease obligations of £19 million (2017: £7 million, 2016: £11 million).

35 FINANCIAL INSTRUMENTS

This section gives an overview of the significance of financial instruments for the Group and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument, are disclosed in note 2.

(A) FINANCIAL ASSETS AND LIABILITIES

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values as at 31 March 2018:

	Held to maturity £m	Loans and receivables and other financial liabilities £m	Derivatives and financial instruments in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Short-term deposits and other investments	36	1,995	–	–	2,031	2,031
Other financial assets – current	–	230	185	79	494	494
Other financial assets – non-current	–	128	266	20	414	414
Total financial assets	**36**	**2,353**	**451**	**99**	**2,939**	**2,939**
Short-term borrowings	–	652	–	–	652	655
Long-term borrowings	–	1,850	1,210	–	3,060	3,090
Other financial liabilities – current	–	521	585	83	1,189	1,189
Other financial liabilities – non-current	–	24	250	7	281	281
Total financial liabilities	**–**	**3,047**	**2,045**	**90**	**5,182**	**5,215**

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35 FINANCIAL INSTRUMENTS (continued)

Included in the long-term borrowings shown in other financial liabilities is £342 million which is designated as the hedged item in a fair value hedge relationship. Included within this figure is £10 million of fair value adjustments as a result of the hedge relationship.

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values as at 31 March 2017:

	Loans and receivables and other financial liabilities £m	Derivatives and financial instruments in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial assets – current	49	133	36	218	218
Other financial assets – non-current	15	205	50	270	270
Total financial assets	**64**	**338**	**86**	**488**	**488**
Short-term borrowings	179	–	–	179	179
Long-term borrowings	2,432	963	–	3,395	3,489
Other financial liabilities – current	379	1,517	243	2,139	2,139
Other financial liabilities – non-current	8	1,379	12	1,399	1,399
Total financial liabilities	**2,998**	**3,859**	**255**	**7,112**	**7,206**

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values as at 31 March 2016:

	Loans and receivables and other financial liabilities £m	Derivatives and financial instruments in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial assets – current	64	54	19	137	137
Other financial assets – non-current	31	143	11	185	185
Total financial assets	**95**	**197**	**30**	**322**	**322**
Short-term borrowings	116	–	–	116	116
Long-term borrowings	2,373	–	–	2,373	2,398
Other financial liabilities – current	296	563	103	962	962
Other financial liabilities – non-current	8	752	57	817	817
Total financial liabilities	**2,793**	**1,315**	**160**	**4,268**	**4,293**

Offsetting

Certain financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right to set off recognised amounts and the Group intends to either settle on a net basis or to realise the asset and settle the liability simultaneously.

Derivative financial assets and financial liabilities are subject to master netting arrangements whereby in the case of insolvency, derivative financial assets and financial liabilities can be settled on a net basis.

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35 FINANCIAL INSTRUMENTS (continued)

The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2018:

	Gross amount recognised £m	Gross amount of recognised set-off in the balance sheet £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	550	–	550	(531)	–	19
Cash and cash equivalents	2,806	(180)	2,626	–	–	2,626
	3,356	**(180)**	**3,176**	**(531)**	**–**	**2,645**
Financial liabilities						
Derivative financial liabilities	925	–	925	(531)	–	394
Short-term borrowings	832	(180)	652	–	–	652
	1,757	**(180)**	**1,577**	**(531)**	**–**	**1,046**

The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2017:

	Gross amount recognised £m	Gross amount of recognised set-off in the balance sheet £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	424	–	424	(419)	–	5
Cash and cash equivalents	2,909	(31)	2,878	–	–	2,878
	3,333	**(31)**	**3,302**	**(419)**	**–**	**2,883**
Financial liabilities						
Derivative financial liabilities	3,151	–	3,151	(419)	–	2,732
Short-term borrowings	210	(31)	179	–	–	179
	3,361	**(31)**	**3,330**	**(419)**	**–**	**2,911**

The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2016:

	Gross amount recognised £m	Gross amount of recognised set-off in the balance sheet £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	227	–	227	(227)	–	–
Cash and cash equivalents	3,507	(108)	3,399	–	–	3,399
	3,734	**(108)**	**3,626**	**(227)**	**–**	**3,399**
Financial liabilities						
Derivative financial liabilities	1,475	–	1,475	(227)	–	1,248
Short-term borrowings	224	(108)	116	–	–	116
	1,699	**(108)**	**1,591**	**(227)**	**–**	**1,364**

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 155 ANNUAL REPORT 2017/18 3 5 F I N A N C I A L I N ST R U M E N TS (continued) Fair value hierarchy Financial instruments held at fair value are required to be measured by reference to the following levels: • Quoted prices in an active market (Level 1): this level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities; • Valuation techniques with observable inputs (Level 2): this level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and • Valuation techniques with significant unobservable inputs (Level 3): this level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. There has been no change in the valuation techniques adopted or any transfers between fair value levels in either current or prior financial years as presented. The financial instruments that are measured subsequent to initial recognition at fair value are classified as Level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices that are observable. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. Fair values of forward derivative financial assets and liabilities are estimated by discounting expected future contractual cash flows using prevailing market interest rate curves from Reuters. Commodity swap contracts are similarly fair valued by discounting expected future contractual cash flows. Option contracts on foreign currency are entered into on a zero cost collar basis and fair value estimates are calculated from standard Black-Scholes options pricing methodology, using prevailing market interest rates and volatilities. The estimate of fair values for cross-currency swaps is calculated using discounted estimated future cash flows. Estimates of the future floating-rate cash flows are based on quoted swap rates, future prices and interbank borrowing rates (‘LIBOR’). Additionally, a credit valuation adjustment/debit value adjustment is taken on derivative financial assets and liabilities and is calculated by discounting the fair value gain or loss on the financial derivative using credit default swap (‘CDS’) prices quoted for the counterparty or Jaguar Land Rover respectively. CDS prices are obtained from Reuters. The long-term unsecured listed bonds are held at amortised cost. Their fair value for disclosure purposes is determined using Level 1 valuation techniques, based on the closing price as at 31 March 2018 on the Luxembourg Stock Exchange multilateral trading facility (‘EURO MTF’) market. Fair values of cash and cash equivalents, short-term deposits, trade receivables and payables, short-term borrowings other than unsecured listed bonds and other financial assets and liabilities (current and non-current excluding derivatives) are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant. Other investments which are not equity accounted for are recognised at fair value unless there is no active quoted market. The fair values have been determined using level 3 valuation techniques and the closing valuation as at 31 March 2018 is £28 million (2017: £1 million, 2016: £nil). The fair value gain recognised in the consolidated income statement for the year ended 31 March 2018 is £2 million (2017, 2016: £nil). Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Group could have realised in a sales transaction as of the respective dates. The estimated fair value amounts as at 31 March 2018, 2017 and 2016 have been measured as at the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end. ( B ) F I N A N C I A L R I S K M A N A G E M E N T The Group is exposed to foreign currency exchange rate, commodity price, interest rate, liquidity and credit risks. The management of foreign currency exchange rate risk is discussed in the Strategic report. The Group has a risk management framework in place, which monitors all of these risks as discussed below. This framework is approved by the JLR plc Board.

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35 FINANCIAL INSTRUMENTS (continued)

(C) CASH FLOW HEDGES

The Group uses foreign currency contracts and foreign currency denominated borrowings as hedging instruments to hedge its risk associated with foreign currency fluctuations relating to highly probable forecast transactions. In addition, the Group uses cross-currency interest rate swaps to hedge its foreign currency risk associated with recognised long-term borrowings. The fair value of such contracts designated in a hedge relationship as at 31 March 2018 was a net liability of £384 million (2017: £2,558 million, 2016: £1,118 million).

Cash flow hedges are expected to be recognised in profit or loss during the years ending 31 March 2019 to 31 March 2028.

The Group uses foreign currency options as the hedging instrument in cash flow hedge relationships. The time value of options is excluded from the hedge relationship and thus the change in time value is recognised immediately in the consolidated income statement.

There is no significant ineffectiveness from cash flow hedges.

Changes in the fair value of foreign currency contracts, to the extent determined to be an effective cash flow hedge, are recognised in the consolidated statement of comprehensive income, and the ineffective portion of the fair value change is recognised in the consolidated income statement.

The following amounts have been recognised in the years ended 31 March 2018, 2017 and 2016.

	2018 £m	2017 £m	2016 £m
Fair value gain/(loss) in derivative contracts recognised in other comprehensive income	1,078	(2,887)	(126)
Foreign exchange gain/(loss) on foreign currency borrowings recognised in other comprehensive income	145	(150)	–
Loss reclassified from other comprehensive income to the income statement	1,200	1,271	181
Net gain/(loss) reported in other comprehensive income for cash flow hedges	**2,423**	**(1,766)**	**55**
Gain/(loss) released from the hedge reserve to 'Foreign exchange gain/(loss) and fair value adjustments' in the income statement relating to forecast transactions that are no longer expected to occur	7	(40)	(2)
Gain/(loss) on derivatives not hedge accounted, recognised in 'Foreign exchange gain/(loss) and fair value adjustments' in the income statement	12	(18)	88

(D) FAIR VALUE HEDGES

The Group uses cross-currency interest rate swaps as the hedging instrument in a fair value hedge of foreign exchange and interest rate risks of foreign currency denominated debt. The derivatives convert USD fixed rate to GBP floating rate debt.

Changes in the fair value of foreign currency contracts that are designated in fair value hedging relationships are recognised in the income statement. Changes in the fair value of the underlying hedged item (long-term borrowings) for the hedged risks are recognised in the same income statement line.

The following amounts have been recognised in the years ended 31 March 2018, 2017 and 2016.

	2018 £m	2017 £m	2016 £m
Net change in the hedged item used for assessing hedge effectiveness, recognised in the income statement in 'Foreign exchange gain/(loss) and fair value adjustments' in respect of the debt designated as the hedged item	34	–	–
Fair value changes in the derivative instruments taken to the consolidated income statement in 'Foreign exchange gain/(loss) and fair value adjustments'	(27)	–	–
Ineffectiveness recognised in the consolidated income statement in 'Foreign exchange loss and fair value adjustments'	**7**	**–**	**–**

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35 FINANCIAL INSTRUMENTS (continued)

(E) FOREIGN CURRENCY EXCHANGE RATE RISK

The fluctuation in foreign currency exchange rates may have a potential impact on the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity and the consolidated cash flow statement, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in US Dollar, Chinese Yuan and Euro against the functional currency of the Company and its subsidiaries (considered to be GBP, Euro and Indian Rupee).

Foreign exchange risk on future transactions is mitigated through the use of derivative contracts. In addition to the derivatives designated in hedging relationships as detailed in (C) and (D), the Group enters into foreign currency contracts as economic hedges of recognised foreign currency debt.

A 10 per cent depreciation/appreciation in Sterling against the foreign currency underlying the contracts within the Group's derivative portfolio that are sensitive to changes in foreign exchange rates (excluding US Dollar bonds designated in a cash flow hedging relationship) would have resulted in an approximate (loss)/gain of:

As at 31 March	2018 £m	2017 £m	2016 £m
10% depreciation in Sterling against the foreign currency:			
In other comprehensive income	(576)	(1,684)	(1,824)
In the consolidated income statement	(11)	116	60
10% appreciation in Sterling against the foreign currency:			
In other comprehensive income	486	1,609	1,690
In the consolidated income statement	8	(30)	54

The Group is also exposed to fluctuations in exchange rates, which impact the valuation of foreign currency denominated assets and liabilities of its National Sales Companies and also foreign currency denominated balances on the Group's balance sheet at each reporting period end.

The following table sets forth information relating to foreign currency exposure as at 31 March 2018:

	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m	Total £m
Financial assets	1,315	540	1,372	478	3,705
Financial liabilities	(3,044)	(580)	(3,344)	(421)	(7,389)
Net exposure (liability)/asset	**(1,729)**	**(40)**	**(1,972)**	**57**	**(3,684)**
10% appreciation/depreciation of the currency would result in additional (loss)/gain:					
In other comprehensive income	(117) / 117	–	–	n/a	n/a
In consolidated income statement	(14) / 14	(4) / 4	(197) / 197	n/a	n/a

The following table sets forth information relating to foreign currency exposure as at 31 March 2017:

	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m	Total £m
Financial assets	1,122	490	1,135	405	3,152
Financial liabilities	(2,893)	(415)	(2,598)	(356)	(6,262)
Net exposure (liability)/asset	**(1,771)**	**75**	**(1,463)**	**49**	**(3,110)**
10% appreciation/depreciation of the currency would result in additional (loss)/gain:					
In other comprehensive income	(93) / 93	–	–	n/a	n/a
In consolidated income statement	(84) / 84	8 / (8)	(146) / 146	n/a	n/a

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35 FINANCIAL INSTRUMENTS (continued)

The following table sets forth information relating to foreign currency exposure as at 31 March 2016:

	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m	Total £m
Financial assets	664	666	621	384	2,335
Financial liabilities	(2,367)	(571)	(1,670)	(326)	(4,934)
Net exposure (liability)/asset	**(1,703)**	**95**	**(1,049)**	**58**	**(2,599)**
10% appreciation/depreciation of the currency would result in additional (loss)/gain:					
In other comprehensive income	–	–	–	n/a	n/a
In consolidated income statement	(170) / 170	10 / (10)	(105) / 105	n/a	n/a

*Others include Japanese Yen, Russian Rouble, Singapore Dollar, Swiss Franc, Australian Dollar, South African Rand, Thai Baht, Korean Won etc.

(F) COMMODITY PRICE RISK

The Group is exposed to commodity price risk arising from the purchase of certain raw materials such as aluminium, copper, platinum and palladium. This risk is mitigated through the use of derivative contracts and fixed price contracts with suppliers. The derivative contracts do not qualify for hedge accounting as the commodity exposure does not meet the hedge accounting requirements of IAS 39.

The total fair value gain on commodities of £28 million (2017: gain of £106 million, 2016: loss of £113 million) has been recognised in 'Other income' in the consolidated income statement. The losses reported do not reflect the purchasing benefits received by the Group (which are included within 'Material and other cost of sales').

A 10 per cent appreciation/depreciation of all commodity prices underlying such contracts would have resulted in a gain/loss of £50 million (2017: £57 million, 2016: £52 million).

(G) INTEREST RATE RISK

Interest rate risk is the risk that changes in market interest rates will lead to changes in interest income and expense for the Group.

In addition to issuing long-term fixed-rate bonds, the Group has other facilities in place which are primarily used to finance working capital that are subject to variable interest rates. When undertaking a new debt issuance, the JLR plc Board will consider the fixed/floating interest rate mix of the Group, the outlook for future interest rates and the appetite for certainty of funding costs.

The Group uses cross-currency interest rate swaps to convert some of its issued debt from foreign denominated fixed rate debt to GBP floating rate debt. The derivative instruments and the foreign currency fixed rate debt are designated in fair value and cash flow hedging relationships. As at 31 March 2018, the carrying amount of these derivative instruments was a liability of £29 million (2017, 2016: £nil).

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year.

As at 31 March 2018, short-term borrowings of £155 million (2017: £179 million, 2016: £116 million) were subject to the variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £2 million (2017: £2 million, 2016: £1 million) in the consolidated income statement and £nil (2017, 2016: £nil) in equity.

(H) LIQUIDITY RISK

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group's policy on liquidity risk is to maintain sufficient liquidity in the form of cash and undrawn borrowing facilities to meet the Group's operating requirements with an appropriate level of headroom.

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35 FINANCIAL INSTRUMENTS (continued)

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2018	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,060	3,638	120	824	1,686	1,008
Short-term borrowings	652	668	668	–	–	–
Finance lease obligations	19	32	6	4	11	11
Other financial liabilities	526	555	525	15	15	–
Accounts payable	7,614	7,614	7,614	–	–	–
Derivative financial instruments	925	1,207	748	322	124	13
Total contractual maturities	**12,796**	**13,714**	**9,681**	**1,165**	**1,836**	**1,032**

As at 31 March 2017	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,395	3,982	133	687	1,748	1,414
Short-term borrowings	179	179	179	–	–	–
Finance lease obligations	7	11	2	2	2	5
Other financial liabilities	380	386	360	13	13	–
Accounts payable	6,508	6,508	6,508	–	–	–
Derivative financial instruments	3,151	3,992	1,950	1,294	748	–
Total contractual maturities	**13,620**	**15,058**	**9,132**	**1,996**	**2,511**	**1,419**

As at 31 March 2016	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,373	2,935	107	107	1,429	1,292
Short-term borrowings	116	116	116	–	–	–
Finance lease obligations	11	14	5	2	3	4
Other financial liabilities	293	316	276	12	28	–
Accounts payable	5,758	5,758	5,758	–	–	–
Derivative financial instruments	1,475	1,882	725	698	459	–
Total contractual maturities	**10,026**	**11,021**	**6,987**	**819**	**1,919**	**1,296**

(I) CREDIT RISK

The majority of the Group's credit risk pertains to the risk of financial loss arising from counterparty default on cash investments.

All Group cash is invested according to strict credit criteria and actively monitored by Group Treasury in conjunction with the current market valuation of derivative contracts. To support this, the JLR plc Board has implemented an investment policy that places limits on the maximum cash investment that can be made with any single counterparty depending on their published external credit rating.

To a lesser extent the Group has an exposure to counterparties on trade receivables. The Group will seek to mitigate credit risk on sales to third parties through the use of payment at the point of delivery, credit insurance and letters of credit from banks that meet internal rating criteria.

None of the financial instruments of the Group result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

Financial assets

None of the Group's cash equivalents, including term deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2018 (2017, 2016: no indications) that defaults in payment obligations will occur.

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35 FINANCIAL INSTRUMENTS (continued)

The Group has reviewed trade and other receivables not yet due and not impaired and no material issues have been identified. Trade and other receivables past due and impaired are set out below:

As at 31 March	2018 Gross £m	2018 Impairment £m	2017 Gross £m	2017 Impairment £m	2016 Gross £m	2016 Impairment £m
Not yet due	1,413	2	1,185	–	967	–
Overdue <3 months	216	–	92	4	145	31
Overdue 3–6 months	1	1	1	1	22	22
Overdue >6 months	48	47	57	55	12	7
Total	**1,678**	**50**	**1,335**	**60**	**1,146**	**60**

Included within trade receivables is £155 million (2017: £179 million, 2016: £116 million) of receivables that are part of a debt factoring arrangement. These assets do not qualify for derecognition due to the recourse arrangements in place. The related liability of £155 million (2017: £179 million, 2016: £116 million) is in short-term borrowings. Both the asset and associated liability are stated at amortised cost.

36 LEASES

LEASES AS LESSEE

The future minimum non-cancellable finance lease rentals are payable as follows:

As at 31 March	2018 £m	2017 £m	2016 £m
Less than one year	6	2	5
Between one and five years	15	4	5
More than five years	11	5	4
Total lease payments	**32**	**11**	**14**
Less future finance charges	(13)	(4)	(3)
Present value of lease obligations	**19**	**7**	**11**

The above leases relate to amounts payable under the minimum lease payments on plant and equipment. The carrying value of these assets as at 31 March 2018 was £21 million (2017: £7 million, 2016: £11 million). The Group leased certain of its manufacturing equipment under finance leases that mature between 2018 and 2030. The Group will take ownership of all assets held under finance lease at the end of the lease term.

The future minimum non-cancellable operating lease rentals are payable as follows:

As at 31 March	2018 £m	2017 £m	2016 £m
Less than one year	91	75	49
Between one and five years	224	209	72
More than five years	238	164	33
Total lease payments	**553**	**448**	**154**

The Group leases a number of buildings, plant and equipment and IT hardware and software under operating leases, certain of which have a renewal and/or purchase option in the normal course of business.

LEASES AS LESSOR

The future minimum lease receipts under non-cancellable operating leases are as follows:

As at 31 March	2018 £m	2017 £m	2016 £m
Less than one year	5	–	2
Between one and five years	2	1	1
More than five years	9	10	10
Total lease receipts	**16**	**11**	**13**

JAGUAR L AND ROVER AUTOMOTIVE PLC STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS 161 ANNUAL REPORT 2017/18 3 7 A C Q U I S I T I O N O F S U B S I D I A RY On 31 August 2017, Jaguar Land Rover Limited acquired a further 10,000 ‘B’ shares in Spark44 (JV) Limited, an advertising and marketing agency with overseas subsidiaries, for a cash consideration of £1 million, increasing its share of the voting rights of Spark44 (JV) Limited from 50% to 50.5%. In addition, Spark44 (JV) Limited’s Articles of Association, together with the Shareholder Agreement were amended to give Jaguar Land Rover Limited control of the Spark44 (JV) Limited as the majority shareholder. Prior to this, Jaguar Land Rover Limited had joint control over Spark44 (JV) Limited and equity accounted for the Spark44 (JV) Limited as a joint venture. The additional share purchase and change to the Articles of Association and Shareholder Agreement are therefore a step acquisition. The amounts recognised in respect of the assets and liabilities acquired are set out in the table below: £m Recognised fair value of assets and liabilities acquired Non-current assets Property, plant and equipment 7 Intangible assets 3 Other non-current assets 2 12 Current assets Cash and cash equivalents 13 Trade and other receivables 22 Other current assets 10 45 Total identifiable assets 57 Current liabilities Accounts payable 13 Other current liabilities 18 31 Non-current liabilities Other non-current liabilities 1 1 Total identifiable liabilities 32 Net assets acquired 25 Satisfied by: Cash 1 Non-controlling interest 11 Fair value of previously held equity interest 13 Total consideration transferred 25 Net cash inflow arising on step acquisition Consideration paid in cash (1) Cash and cash equivalents acquired 13 Net cash inflow arising on step acquisition 12 No goodwill arose on acquisition. The fair value of Jaguar Land Rover Limited’s existing equity share in the Spark44 (JV) Limited prior to the step acquisition date has been measured as £13 million. A gain of £3 million, representing the difference between the fair value and carrying value of the equity investment, has been recognised in other income in the year ended 31 March 2018.

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37 ACQUISITION OF SUBSIDIARY (continued)

The non-controlling interest (49.5% ownership in Spark44 (JV) Limited) recognised at the step acquisition date was measured by reference to the non-controlling interest's proportionate share of the Spark44 (JV) Limited net identifiable assets using the proportionate share method and amounted to £11 million.

On 2 October 2017, Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited acquired 100% of the share capital of GDV Imports México, S.A.P.I. de C.V. and Servicios GDV México, S.A. de C.V., the appointed importer for Mexico, for a cash consideration of £6 million.

The amounts recognised in respect of the assets and liabilities acquired are set out in the table below:

	£m
Recognised fair value of assets and liabilities acquired	
Non-current assets	
Intangible assets	2
	2
Current assets	
Trade and other receivables	1
Inventory	5
Other current assets	2
	8
Total identifiable assets	**10**
Current liabilities	
Accounts payable	4
	4
Total identifiable liabilities	**4**
Net assets acquired	**6**
Satisfied by:	
Cash	6
Total consideration transferred	**6**
Cash outflow arising on acquisition	**(6)**

No goodwill arose on acquisition.

On 16 April 2015, the Group acquired 100 per cent of the share capital of Silkplan Limited, obtaining control of Silkplan Limited (prior to the entity being struck off). The amounts recognised in respect of the assets acquired are set out in the table below:

	£m
Recognised amounts of assets acquired	
Property, plant and equipment	11
Total identifiable assets	**11**
Total consideration	**11**
Satisfied by:	
Cash	11
Total consideration transferred and cash outflow arising on acquisition	**11**

No goodwill arose on the acquisition.

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38 SEGMENT REPORTING

Operating segments are defined as components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

The Group operates in the automotive segment. The automotive segment includes all activities relating to design, development, manufacture and marketing of vehicles including financing thereof, as well as sale of related parts and accessories from which the Group derives its revenues. The Group has only one operating segment, so no separate segment report is given.

The geographic spread of sales by customer location and non-current assets is as disclosed below:

	UK £m	US £m	China £m	Rest of Europe £m	Rest of world £m	Total £m
31 March 2018						
Revenue	5,096	4,974	5,554	5,318	4,844	25,786
Non-current assets	13,146	32	18	819	165	14,180
31 March 2017						
Revenue	5,557	4,638	4,684	5,273	4,187	24,339
Non-current assets	11,714	10	11	158	159	12,052
31 March 2016						
Revenue	4,529	4,300	4,839	4,109	4,509	22,286
Non-current assets	10,475	18	16	26	137	10,672

In the table above, non-current assets includes property, plant and equipment and intangible assets.

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39 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(A) RECONCILIATION OF PROFIT BEFORE TAX TO CASH GENERATED FROM OPERATING ACTIVITIES

Year ended 31 March	Note	2018 £m	2017 £m	2016 £m
Profit for the year		**1,133**	**1,272**	**1,312**
Adjustments for:				
Depreciation and amortisation		2,075	1,656	1,418
Write-down of tangible assets	10	18	12	–
Write-down of intangible assets	10	46	–	28
Loss on disposal of property, plant, equipment and software	13	22	15	13
Foreign exchange (gain)/loss and fair value adjustments on loans	13	(71)	101	54
Income tax expense	14	403	338	245
Finance expense (net)	12	80	68	90
Finance income	12	(33)	(33)	(38)
Foreign exchange (gain)/loss on economic hedges of loans*	13	(11)	4	–
Foreign exchange gain on derivatives*	13	(91)	(6)	(86)
Foreign exchange loss/(gain) on short-term deposits		55	(57)	(11)
Foreign exchange loss/(gain) on other restricted deposits		1	(7)	–
Foreign exchange loss/(gain) on cash and cash equivalents		41	(95)	(4)
Unrealised loss/(gain) on commodities	13	2	(148)	59
Share of profit of equity accounted investments		(252)	(159)	(64)
Pension past service credit		(437)	–	–
Exceptional item		(1)	(151)	157
Other non-cash adjustments		3	1	2
Cash flows from operating activities before changes in assets and liabilities		**2,983**	**2,811**	**3,175**
Trade receivables		(317)	(194)	34
Other financial assets*		(267)	34	(12)
Other current assets		(27)	(34)	30
Inventories		(296)	(628)	(451)
Other non-current assets		(5)	(25)	(18)
Accounts payable		600	701	443
Other current liabilities		46	63	52
Other financial liabilities		134	80	71
Other non-current liabilities and retirement benefit obligation		52	158	255
Provisions		161	325	143
Cash generated from operations		**3,064**	**3,291**	**3,722**

*Comparatives have been revised for the amendment in the current year to disclose 'Foreign exchange (gain)/loss on economic hedges of loans' as a separate line item, which has resulted in a reclassification of amounts from 'Foreign exchange (gain)/loss on derivatives' and 'Other financial assets'. There is no impact on 'Cash generated from operations'.

(B) CASH FLOWS USED IN INVESTING ACTIVITIES

Purchases of property, plant and equipment and net cash outflow relating to intangible asset expenditure are presented net of £nil (2017: £nil, 2016: £33 million) of capital government grants received.

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39 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(C) RECONCILIATION OF MOVEMENTS OF LIABILITIES TO CASH FLOWS ARISING FROM FINANCING ACTIVITIES

For the year ended	Short-term borrowings £m	Long-term borrowings £m	Finance lease obligations £m
Balance at 1 April 2015	**156**	**2,381**	**13**
Proceeds from issue of financing	551	–	–
Issue of new finance leases	–	–	3
Repayment of financing	(599)	(58)	(5)
Foreign exchange	8	46	–
Fee amortisation	–	4	–
Balance at 31 March 2016	**116**	**2,373**	**11**
Proceeds from issue of financing	488	857	–
Repayment of financing	(443)	(57)	(4)
Arrangement fees paid	–	(13)	–
Foreign exchange	18	81	–
Fee amortisation	–	4	–
Long-term borrowings revaluation in hedge reserve	–	150	–
Balance at 31 March 2017	**179**	**3,395**	**7**
Proceeds from issue of financing	543	373	–
Issue of new finance leases	–	–	16
Repayment of financing	(546)	–	(4)
Reclassification of long-term debt	518	(518)	–
Foreign exchange	(40)	(39)	–
Arrangement fees paid	–	(4)	–
Fee amortisation	–	6	–
Reclassification of long-term debt fees	(2)	2	–
Long-term borrowings revaluation in hedge reserve	–	(145)	–
Fair value adjustment on loans	–	(10)	–
Balance at 31 March 2018	**652**	**3,060**	**19**

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40 RELATED PARTY TRANSACTIONS

The Group's related parties include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited, which includes Tata Motors Limited (the ultimate parent company), subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash.

Transactions and balances with the Group's own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated financial statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are unsecured and will be settled in cash.

For the year ended	With joint ventures of the Group £m	With associates of the Group £m	With Tata Sons Limited and its subsidiaries and joint ventures £m	With immediate or ultimate parent and its subsidiaries, joint ventures and associates £m
31 March 2018				
Sale of products	703	–	4	77
Purchase of goods	–	–	–	161
Services received	64	–	162	100
Services rendered	142	1	–	2
Trade and other receivables	112	–	2	48
Accounts payable	–	–	28	59
31 March 2017				
Sale of products	568	–	3	49
Purchase of goods	2	–	–	85
Services received	124	4	172	108
Services rendered	88	–	–	2
Trade and other receivables	70	–	2	34
Accounts payable	3	–	47	27
31 March 2016				
Sale of products	315	–	2	48
Purchase of goods	–	–	–	118
Purchase of property, plant and equipment	–	–	6	–
Services received	85	–	146	103
Services rendered	64	–	–	2
Trade and other receivables	71	–	1	28
Accounts payable	2	–	7	36

Compensation of key management personnel

Year ended 31 March	2018 £m	2017 £m	2016 £m
Short-term benefits	12	14	16
Post-employment benefits	1	1	1
Share-based payments	–	3	2
Other long-term employee benefits	–	1	–
Compensation for loss of office	1	1	–
Total compensation of key management personnel	**14**	**20**	**19**

Refer to note 32 for information on transactions with post-employment benefit plans.

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41 ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP

The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore) and the ultimate parent undertaking and controlling party is Tata Motors Limited, India, which is the parent of the smallest and largest group to consolidate these financial statements.

Copies of the TML Holdings Pte. Ltd. (Singapore) consolidated financial statements can be obtained from the Company Secretary, TML Holdings Pte. Ltd. 9 Battery Road #15-01 MYP Centre, Singapore 049910.

Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Company Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai-400001, India.

42 SUBSEQUENT EVENTS

In May 2018, the Company proposed an ordinary dividend of £225 million to its immediate parent company TML Holdings Pte. Ltd. (Singapore).

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PARENT COMPANY FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEET

As at 31 March

	Note	2018 £m	2017 £m	2016 £m
Non-current assets				
Investments	43	1,655	1,655	1,655
Other financial assets	44	3,093	3,423	2,392
Other non-current assets	45	6	4	6
Deferred tax assets	46	–	–	1
Total non-current assets		**4,754**	**5,082**	**4,054**
Current assets				
Other financial assets	44	1,221	365	211
Other current assets	45	2	2	2
Cash and cash equivalents		1	–	–
Total current assets		**1,224**	**367**	**213**
Total assets		**5,978**	**5,449**	**4,267**
Current liabilities				
Other financial liabilities	47	36	29	26
Deferred finance income		4	2	2
Short-term borrowings	48	497	–	–
Current income tax liabilities		3	3	5
Total current liabilities		**540**	**34**	**33**
Non-current liabilities				
Long-term borrowings	48	3,070	3,395	2,373
Deferred finance income		29	32	25
Total non-current liabilities		**3,099**	**3,427**	**2,398**
Total liabilities		**3,639**	**3,461**	**2,431**
Equity attributable to equity holders of the parent				
Ordinary share capital	49	1,501	1,501	1,501
Capital redemption reserve	49	167	167	167
Retained earnings		671	320	168
Total equity attributable to equity holders of the parent		**2,339**	**1,988**	**1,836**
Total liabilities and equity		**5,978**	**5,449**	**4,267**

The Company has elected to take the exemption under section 408 of the Companies Act 2006 from presenting the parent company income statement. The profit for the Company for the year was £501 million (2017: £302 million, 2016: £300 million).

These parent company financial statements were approved by the JLR plc Board and authorised for issue on 24 July 2018.

They were signed on its behalf by:



PROF. DR. RALF D. SPETH
CHIEF EXECUTIVE OFFICER
COMPANY REGISTERED NUMBER: 06477691

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PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

	Ordinary share capital £m	Capital redemption reserve £m	Retained earnings £m	Total equity £m
Balance at 1 April 2017	1,501	167	320	1,988
Profit for the year	–	–	501	501
Total comprehensive income	–	–	501	501
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2018	**1,501**	**167**	**671**	**2,339**
Balance at 1 April 2016	1,501	167	168	1,836
Profit for the year	–	–	302	302
Total comprehensive income	–	–	302	302
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2017	**1,501**	**167**	**320**	**1,988**
Balance at 1 April 2015	1,501	167	18	1,686
Profit for the year	–	–	300	300
Total comprehensive income	**–**	**–**	**300**	**300**
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2016	**1,501**	**167**	**168**	**1,836**

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PARENT COMPANY CASH FLOW STATEMENT

For the year ended 31 March

	2018 £m	2017 £m	2016 £m
Cash flows (used in)/generated from operating activities			
Profit for the year	**501**	**302**	**300**
Adjustments for:			
Income tax credit	–	(1)	–
Dividends received	(500)	(300)	(300)
Finance income	(153)	(132)	(136)
Finance expense	152	131	135
Cash flows used in operating activities before changes in assets and liabilities	**–**	**–**	**(1)**
Other financial assets	(724)	(949)	62
Other current liabilities	1	(1)	(3)
Net cash (used in)/generated from operating activities	**(723)**	**(950)**	**58**
Cash flows generated from investing activities			
Finance income received	144	136	133
Dividends received	500	300	150
Net cash generated from investing activities	**644**	**436**	**283**
Cash flows generated from/(used in) financing activities			
Finance expenses and fees paid	(143)	(136)	(133)
Proceeds from issuance of long-term borrowings	373	857	–
Repayment of long-term borrowings	–	(57)	(58)
Dividends paid	(150)	(150)	(150)
Net cash generated from/(used in) financing activities	**80**	**514**	**(341)**
Net increase in cash and cash equivalents	**1**	**–**	**–**
Cash and cash equivalents at beginning of year	–	–	–
Cash and cash equivalents at end of year	1	–	–

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STRATEGIC REPORT | GOVERNANCE | **FINANCIAL STATEMENTS** 171

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

43 INVESTMENTS

Investments consist of the following:

As at 31 March	2018 £m	2017 £m	2016 £m
Cost of unquoted equity investments at beginning and end of year	1,655	1,655	1,655

The Company has not made any investments or disposals of investments in the year.

The Company has the following 100 per cent direct interest in the ordinary shares of a subsidiary undertaking:

Subsidiary undertaking	Principal place of business and country of incorporation	Registered office address
Jaguar Land Rover Holdings Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England

The shareholding above is recorded at acquisition value in the Company's accounts. Details of the indirect subsidiary undertakings are as follows:

Name of company	Shareholding	Principal place of business and country of incorporation	Registered office address
Jaguar Land Rover Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
Jaguar Land Rover North America, LLC.	100%	USA	100 Jaguar Land Rover Way, Mahwah, NJ 07495, USA
Jaguar Land Rover Deutschland GmbH	100%	Germany	Am Kronberger Hang 2a, 65824 Schwalbach/Ts, Germany
Jaguar Land Rover Belux NV	100%	Belgium	Generaal Lemanstraat 47, 2018 Antwerpen, Belgium
Jaguar Land Rover Austria GmbH	100%	Austria	Siezenheimer Strasse 39a, 5020 Salzburg Austria
Jaguar Land Rover Italia SpA	100%	Italy	Via Alessandro Marchetti, 105 - 00148, Roma, Italy
Jaguar Land Rover Australia (Pty) Limited	100%	Australia	65 Epping Road, North Ryde, New South Wales 2113, Australia
Jaguar Land Rover Espana SL	100%	Spain	Torre Picasso, Plaza Pablo Ruiz Picasso, 1 – Planta 42, 23020 Madrid, Spain
Jaguar Land Rover Nederland B.V.	100%	Holland	PO Box 40, Stationsweg 8, 4153 RD Beesd, Netherlands
Jaguar Land Rover Portugal Veiculos e Pecas, Lda.	100%	Portugal	Edificio Escritorios do Tejo, Rua do Polo Sul, Lote 1.10.1.1 – 3.° B-3, Parish of Santa Maria dos Olivais, Municipality of Lisboa, Portugal
Jaguar Land Rover (China) Investment Co., Ltd. (formerly Jaguar Land Rover Automotive Trading (Shanghai) Co., Ltd.)	100%	China	11F, No.06 (Building D) The New Bund World Trade Center (Phase II), Lane 227 Dongyu Road, Pudong New District, Shanghai 200126
Shanghai Jaguar Land Rover Automotive Service Co. Ltd	100%	China	11F, No.06 (Building D) The New Bund World Trade Center (Phase II), Lane 227 Dongyu Road, Pudong New District, Shanghai 20012
Jaguar Land Rover Japan Ltd	100%	Japan	Garden City Shinagawa Gotenyama Bldg. 9F, 6-7-29 Kita-Shinagawa, Shinagawa-ku, Tokyo 141-0001, Japan
Jaguar Land Rover Korea Co. Limited	100%	Korea	25F West Mirae Asset Center 1 Building 67 Suha-dong, Jung-gu Seoul 100-210, Korea
Jaguar Land Rover Canada ULC	100%	Canada	75 Courtneypark Drive West, Unit 3 Mississauga, ON L5W 0E3, Canada
Jaguar Land Rover France SAS	100%	France	Z.A. Kleber – Batiment Ellington, 165 Boulevard de Valmy, 92706 Colombes, Cedex, France
Jaguar e Land Rover Brasil Indústria e Comércio de Veículos Ltda.	100%	Brazil	Avenida Ibirapuera 2.332, Torre I - 10º andar- Moema 04028-002, São Paulo-SP-Brazil
Jaguar Land Rover Limited Liability Company	100%	Russia	28B, Building 2 Mezhdunarodnoe Shosse 141411, Moscow Russian Federation

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43 INVESTMENTS (continued)

Name of company	Shareholding	Principal place of business and country of incorporation	Registered office address
Jaguar Land Rover (South Africa) Holdings Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
Jaguar Land Rover (South Africa) (Pty) Ltd	100%	South Africa	28 Victoria Link, Route 21 Corporate Park, Nellmapius Drive, Irene X30, Centurion, Tshwane, Gauteng, South Africa
Jaguar Land Rover India Limited	100%	India	Nanavati Mahalaya, 3rd floor, 18, Homi Mody Street, Mumbai, Maharashtra, India 400001
Daimler Transport Vehicles Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
S.S. Cars Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
The Lanchester Motor Company Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
The Daimler Motor Company Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
The Jaguar Collection Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
Jaguar Land Rover Pension Trustees Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
JLR Nominee Company Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
Jaguar Cars Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
Land Rover Exports Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
Land Rover Ireland Limited	100%	Ireland	c/o LK Shields Solicitors, 39/40 Upper Mount Street Dublin 2, Ireland
Jaguar Cars South Africa (Proprietary) Ltd	100%	South Africa	Simon Vermooten Road, Silverton, Pretoria 0184 South Africa
Jaguar Land Rover Slovakia s.r.o.	100%	Slovakia	Vysoka 2/B, 811 06 Bratislava, Slovakia
Jaguar Land Rover Singapore Pte. Ltd	100%	Singapore	138 Market Street, CapitaGreen, Singapore
Jaguar Racing Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
InMotion Ventures Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
Jaguar Land Rover Colombia SAS	100%	Colombia	CL 67735 OFE, 1204 Bogotan Cundinamarka 1 3192 900 Colombia
InMotion Ventures 1 Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
InMotion Ventures 2 Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
InMotion Ventures 3 Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
Jaguar Land Rover México, S.A.P.I. de C.V.	100%	Mexico	Av. Javier Barros Sierra No.540 Piso 7 Oficina 703, Col. Santa Fe la Fe Del., Alvaro Obregón, México, D.F. C.P. 01210
Jaguar Land Rover Servicios México, S.A. de C.V.	100%	Mexico	Av. Javier Barros Sierra No.540 Piso 7 Oficina 703, Col. Santa Fe la Fe Del., Alvaro Obregón, México, D.F. C.P. 01210
Jaguar Land Rover Taiwan Company Limited	100%	Taiwan	12F, No. 40, Sec. 1, Chengde Road, Datong Dist., Taipei City 103, Taiwan (R.O.C.)
Jaguar Land Rover Ireland (Services) Limited	100%	England and Wales	c/o 40 Upper Mount Street, Dublin 2, Ireland
Spark44 (JV) Limited	50.50%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF England
Spark44 Limited	50.50%	England and Wales	The White Collar Factory, 1 Old Street Yard, London EC1Y 8AF England
Spark44 LLC	50.50%	USA	5870 W. Jefferson Blvd, Studio H,Los Angeles, CA 90016, USA
Spark44 Canada Inc	50.50%	Canada	1059 Spadina Road, Toronto, ON M5N 2M7, Canada
Spark44 GmbH	50.50%	Germany	Querstr. 7, 60322 Frankfurt am Main
Spark44 Communications S.L.	50.50%	Spain	Prim 19, 4th floor, 28004 Madrid
Spark44 S.r.l	50.50%	Italy	Via Marcella, 4/6- 00153 Rome
Spark44 Pty Limited	50.50%	Australia	Level 5, 65 Berry Street, North Sydney, NSW 2060
Spark44 DMCC	50.50%	UAE	Unit No: 1401 & 1404, Swiss Tower, Plot No: JLT-PH2-Y3A Jumeirah Lakes Towers, Dubai, UAE

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43 INVESTMENTS (continued)

Name of company	Shareholding	Principal place of business and country of incorporation	Registered office address
Spark44 Seoul Limited	50.50%	South Korea	F12, 11 Cheonggyecheon-ro, Jongno-gu, Seoul, Korea
Spark44 Singapore Pte Limited	50.50%	Singapore	138 Market Street 36-01/02 CapitaGreen, Singapore 048946
Spark44 Japan K.K.	50.50%	Japan	2-23-1-806, Akasaka, Minato-ku, Tokyo, 153-0042
Spark44 Demand Creation Partners Limited	50.50%	India	Block A, Level 1, Shiv Sagar Estate, Dr. Annie Besent Road, Worli,Mumbai – 400018
Spark44 South Africa Pty Ltd	50.50%	South Africa	21 Forssman Close, Barbeque Downs, Kyalami
Spark44 Shanghai	50.50%	China	Rooms 6401,6402,6501,6502, No.436 Ju Men Road, Huang Pu District, Shanghai

Details of the indirect holdings in equity accounted investments are given in note 15 to the consolidated financial statements.

44 OTHER FINANCIAL ASSETS

As at 31 March	2018 £m	2017 £m	2016 £m
Non-current			
Receivables from subsidiaries	3,093	3,423	2,392
Current			
Receivables from subsidiaries	1,221	365	211

45 OTHER ASSETS

As at 31 March	2018 £m	2017 £m	2016 £m
Non-current			
Prepaid expenses	6	4	6
Current			
Prepaid expenses	2	2	2

46 DEFERRED TAX ASSETS AND LIABILITIES

As at 31 March 2018, the Company has recognised a deferred tax asset of £nil (2017: £nil, 2016: £1 million) in relation to tax losses.

47 OTHER FINANCIAL LIABILITIES

As at 31 March	2018 £m	2017 £m	2016 £m
Current			
Interest payable	32	27	22
Other	4	2	4
Total current other financial liabilities	**36**	**29**	**26**

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48 INTEREST BEARING LOANS AND BORROWINGS

As at 31 March	2018 £m	2017 £m	2016 £m
Short-term borrowings			
Current portion of long-term EURO MTF listed debt	497	–	–
Total short-term borrowings	**497**	**–**	**–**
Long-term borrowings			
EURO MTF listed debt	3,070	3,395	2,373
Total long-term borrowings	**3,070**	**3,395**	**2,373**
Total debt	**3,567**	**3,395**	**2,373**

EURO MTF LISTED DEBT

The bonds are listed on the Luxembourg Stock Exchange multilateral trading facility ('EURO MTF') market.

Details of the tranches of the bonds outstanding at 31 March 2018 are as follows:

- $500 million Senior Notes due 2023 at a coupon of 5.625 per cent per annum – issued January 2013
- $700 million Senior Notes due 2018 at a coupon of 4.125 per cent per annum – issued December 2013
- £400 million Senior Notes due 2022 at a coupon of 5.000 per cent per annum – issued January 2014
- $500 million Senior Notes due 2019 at a coupon of 4.250 per cent per annum – issued October 2014
- £400 million Senior Notes due 2023 at a coupon of 3.875 per cent per annum – issued February 2015
- $500 million Senior Notes due 2020 at a coupon of 3.500 per cent per annum – issued March 2015
- €650 million Senior Notes due 2024 at a coupon of 2.200 per cent per annum – issued January 2017
- £300 million Senior Notes due 2021 at a coupon of 2.750 per cent per annum – issued January 2017
- $500 million Senior Notes due 2027 at a coupon of 4.500 per cent per annum – issued October 2017

Details of the tranches of the bond repaid in the year ended 31 March 2017 are as follows:

- $84 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011

Details of the tranches of the bonds repaid in the year ended 31 March 2016 are as follows:

- £58 million Senior Notes due 2020 at a coupon of 8.250 per cent per annum – issued March 2012

The contractual cash flows of interest bearing borrowings are set out below, including estimated interest payments, and assumes the debt will be repaid at the maturity date:

As at 31 March	2018 £m	2017 £m	2016 £m
Due in			
1 year or less	639	142	117
Between 1 and 3 years	1,228	1,610	717
Between 3 and 5 years	1,305	848	857
More than 5 years	1,008	1,414	1,292
Total contractual cash flows	**4,180**	**4,014**	**2,983**

49 CAPITAL AND RESERVES

As at 31 March	2018 £m	2017 £m	2016 £m
Authorised, called up and fully paid			
1,500,642,163 ordinary shares of £1 each	1,501	1,501	1,501
Total capital	**1,501**	**1,501**	**1,501**

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

The capital redemption reserve of £167 million (2017, 2016: £167 million) was created in March 2011 on the cancellation of share capital.

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50 DIVIDENDS

Year ended 31 March	2018 £m	2017 £m	2016 £m
Dividend proposed for the previous year paid during the year of £0.10 (2017, 2016: £0.10) per ordinary share	150	150	150
Amounts recognised as distributions to equity holders during the year	**150**	**150**	**150**
Proposed dividend for the year of £0.15 (2017, 2016: £0.10) per ordinary share	225	150	150

In May 2018, the Company proposed an ordinary dividend of £225 million to its immediate parent company TML Holdings Pte. Ltd. (Singapore).

51 COMMITMENTS AND CONTINGENCIES

The Company had no commitments or contingencies at 31 March 2018, 2017 or 2016.

52 CAPITAL MANAGEMENT

The Company's objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Company issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Company also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Company:

As at 31 March	2018 £m	2017 £m	2016 £m
Long-term borrowings	3,070	3,395	2,373
Short-term borrowings	497	–	–
Total debt	**3,567**	**3,395**	**2,373**
Equity	2,339	1,988	1,836
Total capital	**5,906**	**5,383**	**4,209**

53 FINANCIAL INSTRUMENTS

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument, are disclosed in note 2 to the consolidated financial statements.

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53 FINANCIAL INSTRUMENTS (continued)

(A) FINANCIAL ASSETS AND LIABILITIES

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values as at 31 March 2018:

	Loans and receivables and other financial liabilities £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial assets – current	1,221	–	1,221	1,221
Other financial assets – non-current	3,093	–	3,093	3,093
Total financial assets	**4,314**	**–**	**4,314**	**4,314**
Other financial liabilities – current	36	–	36	36
Short-term borrowings	497	–	497	500
Long-term borrowings	3,070	–	3,070	3,090
Total financial liabilities	**3,603**	**–**	**3,603**	**3,626**

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values as at 31 March 2017:

	Loans and receivables and other financial liabilities £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial assets – current	365	–	365	365
Other financial assets – non-current	3,423	–	3,423	3,423
Total financial assets	**3,788**	**–**	**3,788**	**3,788**
Other financial liabilities – current	29	–	29	29
Long-term borrowings	3,395	–	3,395	3,489
Total financial liabilities	**3,424**	**–**	**3,424**	**3,518**

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values as at 31 March 2016:

	Loans and receivables and other financial liabilities £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial assets – current	211	–	211	211
Other financial assets – non-current	2,392	–	2,392	2,392
Total financial assets	**2,603**	**–**	**2,603**	**2,603**
Other financial liabilities – current	26	–	26	26
Long-term borrowings	2,373	–	2,373	2,398
Total financial liabilities	**2,399**	**–**	**2,399**	**2,424**

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53 FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy

Financial instruments held at fair value are required to be measured by reference to the following levels:

- Quoted prices in an active market (Level 1): This level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

The long-term unsecured listed bonds are held at amortised cost. Their fair value (disclosed above) is determined using Level 1 valuation techniques, based on the closing price as at 31 March 2018 on the EURO MTF market. There has been no change in the valuation techniques adopted or any transfers between fair value levels in either current or prior periods as presented.

Fair values of cash and cash equivalents, short-term borrowings and other financial assets and liabilities are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant.

Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Company could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2018, 2017 and 2016 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

(B) FINANCIAL RISK MANAGEMENT

The Company is exposed to foreign currency exchange rate, interest rate, liquidity and credit risks. The management of foreign currency exchange rate risk is discussed in the Strategic report. The Company has a risk management framework in place that monitors all of these risks as discussed below. This framework is approved by the JLR plc Board.

(C) FOREIGN CURRENCY EXCHANGE RATE RISK

The fluctuation in foreign currency exchange rates may have potential impact on the income statement and statement of changes in equity, where any transaction references more than one currency or where assets or liabilities are denominated in a currency other than the functional currency of the Company.

As at 31 March 2018, 2017 and 2016, there are no designated cash flow hedges.

The Company's operations are subject to risks arising from fluctuations in exchange rates. The risks primarily relate to fluctuations in the GBP:US Dollar and GBP:Euro rates as the Company has US Dollar and Euro assets and liabilities and a GBP functional currency. The following analysis has been calculated based on the gross exposure as of the parent company balance sheet date which could affect the income statement.

The following table sets forth information relating to foreign currency exposure as at 31 March 2018:

	US Dollar £m	Euro £m
Financial assets	1,945	572
Financial liabilities	(1,942)	(572)
Net exposure asset	**3**	**–**

A 10 per cent appreciation/depreciation of the US Dollar and Euro would result in an increase/decrease in the Company's net profit before tax and net assets by approximately £nil and £nil respectively.

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53 FINANCIAL INSTRUMENTS (continued)

The following table sets forth information relating to foreign currency exposure as at 31 March 2017:

	US Dollar £m	Euro £m
Financial assets	1,783	560
Financial liabilities	(1,783)	(560)
Net exposure asset	–	–

A 10 per cent appreciation/depreciation of the US Dollar and Euro would result in an increase/decrease in the Company's net profit before tax and net assets by approximately £nil and £nil respectively.

The following table sets forth information relating to foreign currency exposure as at 31 March 2016:

	US Dollar £m	Euro £m
Financial assets	1,610	–
Financial liabilities	(1,609)	–
Net exposure asset	**1**	**–**

A 10 per cent appreciation/depreciation of the US Dollar would result in an increase/decrease in the Company's net profit before tax and net assets by approximately £nil.

(D) INTEREST RATE RISK

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates.

The Company is presently funded with long-term fixed interest rate bonds. The Company is subject to variable interest rates on certain other debt obligations.

As at 31 March 2018, net financial assets of £1,184 million (2017: £335 million, 2016: £34 million) were subject to the variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £12 million (2017: £3 million, 2016: £nil).

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year.

(E) LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company's policy on liquidity risk is to ensure that sufficient borrowing facilities are available to fund ongoing operations without the need to carry significant net debt over the medium term. The quantum of committed borrowing facilities available to the Company is reviewed regularly and is designed to exceed forecast peak gross debt levels.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2018	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,070	3,638	120	824	1,686	1,008
Short-term borrowings	497	513	513	–	–	–
Other financial liabilities	36	32	10	7	15	–
Total contractual maturities	**3,603**	**4,183**	**643**	**831**	**1,701**	**1,008**

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53 FINANCIAL INSTRUMENTS (continued)

As at 31 March 2017	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,395	3,982	133	687	1,748	1,414
Other financial liabilities	29	35	12	10	13	–
Total contractual maturities	**3,424**	**4,017**	**145**	**697**	**1,761**	**1,414**

As at 31 March 2016	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,373	2,935	107	107	1,429	1,292
Other financial liabilities	26	52	14	10	28	–
Total contractual maturities	**2,399**	**2,987**	**121**	**117**	**1,457**	**1,292**

(F) CREDIT RISK

Financial instruments that are subject to concentrations of credit risk consist of loans to subsidiaries, based in a variety of geographies and markets.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

Financial assets

None of the Company's cash equivalents or other financial receivables, including time deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2018 (2017, 2016: no indications) that defaults in payment obligations will occur.

54 RECONCILIATION OF MOVEMENTS OF LIABILITIES TO CASH FLOWS ARISING FROM FINANCING ACTIVITIES

	Short-term borrowings £m	Long-term borrowings £m
Balance at 1 April 2015	**-**	**2,381**
Repayment of financing	-	(58)
Foreign exchange	-	46
Fee amortisation	-	4
Balance at 31 March 2016	**-**	**2,373**
Proceeds from issue of financing	-	857
Repayment of financing	-	(57)
Arrangement fees paid	-	(13)
Foreign exchange	-	231
Fee amortisation	-	4
Balance at 31 March 2017	**-**	**3,395**
Proceeds from issue of financing	-	373
Reclassification of long-term debt	518	(518)
Foreign exchange	(19)	(184)
Arrangement fees paid	-	(4)
Fee amortisation	-	6
Reclassification of long-term debt fees	(2)	2
Balance at 31 March 2018	**497**	**3,070**

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55 RELATED PARTY TRANSACTIONS

The Company's related parties include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited, which includes Tata Motors Limited (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Limited. The Company routinely enters into transactions with these related parties in the ordinary course of business.

The following table summarises related party balances:

	With subsidiaries £m	With immediate parent £m
31 March 2018		
Loans to subsidiaries	4,314	–
31 March 2017		
Loans to subsidiaries	3,788	–
31 March 2016		
Loans to subsidiaries	2,603	–

Compensation of key management personnel

Year ended 31 March	2018 £m	2017 £m	2016 £m
Short-term benefits	4	5	4
Post-employment benefits	–	1	1
Total compensation of key management personnel	**4**	**6**	**5**

Apart from the five directors, the Company did not have any employees and had no employee costs in the years ended 31 March 2018, 2017 and 2016. All directors' costs are fully recharged to Jaguar Land Rover Limited.

56 ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP

The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore) and ultimate parent undertaking and controlling party is Tata Motors Limited, India, which is the parent of the smallest and largest group to consolidate these financial statements.

Copies of the TML Holdings Pte. Ltd. (Singapore) consolidated financial statements can be obtained from the Company Secretary, TML Holdings Pte. Ltd. 9 Battery Road #15-01 MYP Centre, Singapore 049910.

Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Company Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai-400001, India.

57 SUBSEQUENT EVENTS

In May 2018, the Company proposed an ordinary dividend of £225 million to its immediate parent company TML Holdings Pte. Ltd. (Singapore).

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